                                                  Filed Pursuant to Rule 424b(3)
                                                  Registration No. 333-85583


PROSPECTUS
                          Exodus Communications, Inc.

        Exchange Offer For All Outstanding 11 1/4% Senior Notes Due 2008
                        Originally Sold on June 22, 1999

                            Terms of Exchange Offer

Exchange Offer

   We will exchange old notes originally sold on June 22, 1999 for new notes that are registered under the Securities Act.

   Exodus will receive no proceeds from the exchange offer.

Exchange Offer Expiration

   December 10, 1999 at 5:00 p.m., New York City time.

Old Notes

   We issued and sold $75.0 million of 11 1/4% Senior Notes due 2008 on June 22, 1999.

   If you tender your old notes in the exchange offer, interest will cease to accrue before your new notes are issued. If you do not tender in the exchange offer, your old notes will continue to be subject to the same terms and restrictions except that we will not be required to register your old notes under the Securities Act.

Exodus Communications, Inc.

   2831 Mission College Boulevard, Santa Clara, California 95054, (408) 346-
2200.

New Notes

   Identical to the old notes except that the new notes will be registered under the Securities Act.

  .  Maturity: July 1, 2008.

  . Change of Control: Holder can require us to purchase holder's notes at 101% of the principal amount.

  . Interest: Paid every six months on January 1 and July 1, starting July 1, 1999.

  . Escrow: We have set aside funds with an escrow agent sufficient to meet interest payments through July 1, 2000.

  . Redemption by Exodus: Anytime on or after July 1, 2003, except that redemptions for a portion of the notes may be made at any time prior to July 1, 2001 with the cash proceeds of specified capital stock sales.

  .  Ranking: The new notes will be general unsecured obligations, ranking:

    .  equally with all our senior unsecured indebtedness;

    .  senior to all our subordinated indebtedness; and

    . junior to all our secured indebtedness and liabilities of our subsidiaries.

   Investment in the notes to be issued in the exchange offer involves risks. See the risk factors section beginning on page 9.

   This prospectus and the accompanying letter of transmittal are first being mailed to holders of outstanding notes on or about November 9, 1999.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is November 8, 1999.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Documents Incorporated by Reference......................................   i
Prospectus Summary.......................................................   1
Risk Factors.............................................................   9
Disclosure Regarding Forward-Looking Statements..........................  20
Use of Proceeds..........................................................  21
Capitalization...........................................................  22
Selected Consolidated Financial Data.....................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  32
Management...............................................................  43
The Exchange Offer.......................................................  46
Description of Notes.....................................................  55
Material United States Federal Income Tax Considerations.................  87
Plan of Distribution.....................................................  91
Legal Matters............................................................  91
Experts..................................................................  91
Available Information....................................................  92
Index to Consolidated Financial Statements and Schedule.................. F-1

                      DOCUMENTS INCORPORATED BY REFERENCE

   This prospectus incorporates business and financial information about Exodus that is not included in or delivered with this prospectus. We are incorporating by reference in this prospectus the following documents which we filed with the
Commission:

  .  Our annual report on Form 10-K for the year ended December 31, 1998.

  . Our quarterly reports on Form 10-Q for the quarters ended (1) March 31, 1999, as amended June 25, 1999, and (2) June 30, 1999.

  . Our current reports on Form 8-K filed January 29, 1999, February 22, 1999, March 2, 1999, June 18, 1999 and August 11, 1999, as amended October 12, 1999.

   We are also incorporating by reference in this prospectus all reports and other documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of securities under this prospectus. These reports and documents will be incorporated by reference in and considered to be part of this prospectus as of the date of filing of the reports and documents.

   Any statement contained in this prospectus or in a document which is incorporated by reference in this prospectus will be modified or superseded for purposes of this prospectus to the extent that a statement in any document that we file after the date of this prospectus that also is incorporated by reference in this prospectus modifies or supersedes the prior statement. Any statement so modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

   This prospectus incorporates by reference documents which are not presented in this prospectus or delivered to you with it. You may request, and we will send to you, without charge, copies of these documents, other than exhibits to these documents, which we will send to you for a reasonable fee. Requests should be directed to:

   Exodus Communications, Inc.
   2831 Mission College Boulevard
   Santa Clara, California 95054
   Attn: Secretary
   Telephone: (408) 346-2200

   In order to assure timely delivery of the requested materials before the expiration of the exchange offer, any request should be made prior to December 3, 1999.

                               PROSPECTUS SUMMARY

   The following summary highlights some information from this prospectus. It may not contain all of the information that may be important to you. For a more complete understanding of the exchange offer, we encourage you to read the entire prospectus and the documents we have referred you to.

                          Exodus Communications, Inc.

   Exodus is a leading provider of Internet system and network management solutions for enterprises with mission-critical Internet operations. Our solutions include Internet Data Centers, network services and managed services, including professional services, which together provide the high performance, scalability and expertise that enterprises need to optimize their Internet operations. Exodus delivers its services from geographically distributed, state-of-the-art Internet Data Centers that are connected through a high performance dedicated and redundant backbone network. Our tailored solutions are designed to integrate with existing enterprise systems architectures and to enable customers to outsource the monitoring, administration and optimization of their equipment, applications and overall Internet operations. As of June 30, 1999, we had more than 1,300 customers, including installed and uninstalled customers under contract, and managed over 11,000 customer servers. Our customers represent a variety of industries, ranging from Internet-centric companies such as Lycos, Inc., eBay Inc., MSN Hotmail (a subsidiary of Microsoft Corporation), Yahoo!GeoCities and Inktomi Corporation, to media companies such as MSNBC, USA Today Information Network, SportsLine USA, Inc. and E-Online!, to Fortune 500 customers such as Applied Materials, Hewlett-Packard Company and National Semiconductor Corporation.

   Because Internet usage is growing rapidly, businesses are increasing the breadth and depth of their Internet product and services offerings. These Internet operations are mission-critical for virtually all Internet-centric businesses and are becoming increasingly mission-critical for many mainstream enterprises. In order to ensure the quality, reliability, availability and redundancy of these mission-critical Internet operations, corporate IT departments must make substantial investments in facilities, personnel, equipment and networks that must be continuously upgraded to reflect changing technologies and rapidly scale as the enterprise grows. Such a continuing significant investment of resources is often an inefficient use of overall resources and, as a result, a significant need exists for outsourcing arrangements that can increase performance, provide continuous operation of Internet solutions and reduce Internet operating expenses. We believe a significant opportunity exists for a highly focused company to provide a combination of server hosting, Internet connectivity and managed services that will enable reliable, high performance of mission-critical Internet operations.

   Exodus offers an integrated portfolio of solutions that provides customers with a scalable, secure and high performance platform for the development, deployment and proactive management of mission-critical Internet operations. Our server hosting and Internet connectivity services are offered through our Internet Data Centers' redundant backbone network of multiple high speed DS-3, OC-3 and OC-12 lines, along with our public and private network peering interconnections. We continue to upgrade our network in order to accommodate expected traffic growth. Our managed services include performance monitoring, site management reports, data backup and restore services, security services and professional services. These services provide the foundation for high performance, availability, scalability and reliability of customers' Internet server operations. In addition, we integrate best-of-breed technologies from leading vendors with our expertise and proprietary technology.

   Our objective is to become the leading provider of Internet system and network management solutions for enterprises with mission-critical Internet operations. To achieve this objective, we intend to:

  . extend our market leadership and position Exodus as the brand name and leader in this market;

  . focus on enhancing systems and network management and Internet technology services;

  . accelerate our domestic expansion and begin to establish a global presence;

  . leverage our expertise to address new market opportunities such as e-commerce; and

  . continue to establish strategic relationships for distribution and technology.

   We began offering server hosting and Internet connectivity services in late 1995, opened our first dedicated Internet Data Center in August 1996, and introduced managed services in 1997 and professional services, a subcategory of managed services, in 1998. We currently operate 14 domestic Internet Data Centers located in seven metropolitan areas: Boston, Chicago, Los Angeles, New York, Seattle, Silicon Valley and Washington, D.C. In addition, we opened our first Internet Data Center outside of the United States in the London metropolitan area in June 1999. Our Internet Data Centers consist of approximately 970,000 gross square feet.

                                 Recent Events

   Third Quarter Financial Results. On October 21, 1999, we announced our financial results for the third quarter of 1999. Revenues for the quarter ended September 30, 1999 were $67.6 million compared to $14.5 million in the same quarter in 1998. Net loss for the quarter ended September 30, 1999 was $28.8 million, or $0.34 per share, compared to $17.7 million, or $0.23 per share, for the same quarter in 1998. EBITDA loss for the quarter ended September 30, 1999 was $5.0 million compared to $9.4 million for the same quarter in 1998.

   Revenues for the nine months ended September 30, 1999 were $140.2 million compared to $31.6 million for the same period in 1998. Net loss for the nine months ended September 30, 1999 was $71.9 million, or $0.87 per share, compared to $45.1 million, or $0.83 per share, for the same period in 1998. EBITDA loss for the nine months ended September 30, 1999 was $23.0 million compared to $29.5 million for the same period in 1998.

   Acquisition of Service Metrics, Inc. On October 27, 1999, we announced that we have entered into a definitive agreement to acquire Service Metrics, Inc. for approximately $280 million of Exodus common stock, subject to adjustment depending on the price of our common stock at the time of closing. Service Metrics is a leading provider of Internet monitoring applications and services that measure the consistency, availability and performance of Web sites. We expect the transaction to close by the end of 1999, and it is subject to regulatory review and approval. However, there are risks and uncertainties associated with the foregoing forward looking statement, including delays associated with obtaining regulatory approvals.

                               The Exchange Offer

Securities Offered..........  $75.0 million principal amount of 11 1/4% Senior
                              Notes due 2008. The terms of the new notes and the old notes are identical except for transfer restrictions and registration rights relating to the old notes that will not be applicable to the new notes. The old notes, the new notes and our $200.0 million principal amount of previously registered 11 1/4% senior notes are referred to collectively as the notes.

Issuance of Old Notes.......  The old notes were issued on June 22, 1999 to
                              Goldman, Sachs & Co. which placed the old notes with qualified institutional buyers and to buyers in offshore transactions in reliance on Regulation S under the Securities Act.

The Exchange Offer..........  We are offering to exchange $1,000 principal amount of new notes for each $1,000 principal amount of old notes. There are $75.0 million aggregate principal amount of old notes outstanding. The issuance of the new notes is intended to satisfy our obligations contained in the registration rights agreement we entered into with Goldman, Sachs in connection with the issuance of the old notes.

Conditions to the Exchange
Offer.......................  The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the exchange offer is subject to customary conditions, which may be waived by us. See "The Exchange Offer-- Conditions to the Exchange Offer." Except for the requirements of applicable federal and state securities laws, there are no federal or state regulatory requirements to be complied with or obtained by us in connection with the exchange offer.

Procedures for Tendering....  If you want to tender your old notes in the exchange offer, you must complete and sign the letter of transmittal according to the instructions contained in this prospectus and the letter of transmittal. You must then mail, fax or hand deliver the letter of transmittal, together with any other required documents, to the exchange agent, either with the old notes to be tendered or in compliance with the specified procedures for guaranteed delivery of old notes. You should allow sufficient time to ensure timely delivery. Some brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. If you own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you are urged to contact that person promptly if you wish to tender old notes in the exchange offer. Letters of transmittal and certificates representing the old notes should not be sent to Exodus. These documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should also be directed to the exchange agent. See "The Exchange Offer-- Procedures for Tendering Old Notes."

Expiration Date;
Withdrawal..................  The exchange offer will expire on the earlier of
                              5:00 p.m., New York City time on December 10, 1999 or the date when all old notes have been tendered, or a later date and time to which it may be extended. However, it may not be extended beyond December 22, 1999. We will accept for exchange any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The tender of old notes may be withdrawn at any time prior to the expiration date. Any old note not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer. The new notes issued in the exchange offer will be delivered promptly following the expiration date. See "The Exchange Offer--Terms of the Exchange Offer; Period for Tendering Old Notes" and "-- Withdrawals of Tenders."

Guaranteed Delivery
Procedures..................  If you wish to tender your old notes and (1) your old notes are not immediately available or (2) you cannot deliver your old notes together with the letter of transmittal to the exchange agent prior to the expiration date, you may tender your old notes according to the guaranteed delivery procedures contained in the letter of transmittal. See "The Exchange Offer--Procedures for Tendering Old Notes--Guaranteed Delivery Procedures."

Tax Considerations..........  For U.S. federal income tax purposes, the exchange of old notes for new notes should not be considered a sale or exchange or otherwise a taxable event to the holders of notes. See "Material United States Federal Income Tax Considerations."

Use of Proceeds.............  We will receive no proceeds from the exchange offer.

Appraisal Rights............  Holders of old notes will not have dissenters'
                              rights or appraisal rights in connection with the exchange offer.

Exchange Agent..............  Chase Manhattan Bank & Trust Company, National
                              Association is serving as exchange agent in connection with the exchange offer.

Resales of New Notes........  Based on an interpretation by the Securities and
                              Exchange Commission set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer new notes issued in the exchange offer in exchange for old notes without restrictions under the federal securities laws. However, there are exceptions to this general statement. You may not freely transfer the new notes if:

                              .  you are an affiliate of Exodus;

                              . you did not acquire the new notes in the ordinary course of your business;

                              . you have engaged in, intend to engage in, or have an arrangement or understanding with any person to participate in the distribution of the new notes; or

                              . you are a broker-dealer who acquired the old notes directly from us.

                              Any holder subject to any of the exceptions above and each participating broker-dealer that receives new notes for its own account in the exchange offer in exchange for old notes that were acquired as a result of market making, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the new notes.

Consequences of Not
 Exchanging the Old Notes...  If you do not tender your old notes or your old notes are not properly tendered, the existing transfer restrictions will continue to apply. The old notes are currently eligible for sale pursuant to Rule 144A through the PORTAL Market. Because we anticipate that most holders will elect to exchange old notes for new notes due to the absence of restrictions on the resale of new notes under the Securities Act in most cases, we anticipate that the liquidity of the market for any old notes remaining after the consummation of the exchange offer may be substantially limited. See "Risk Factors--There could be negative consequences to you if you do not exchange your old notes for new notes" and "The Exchange Offer--Consequences of Failure to Exchange Old Notes."

                      Summary Description of the New Notes

   The terms of the new notes and the old notes are identical in all respects, except that the terms of the new notes do not include the transfer restrictions and registration rights relating to the old notes. The old notes, the new notes and our $200.0 million principal amount of previously registered 11 1/4% senior notes are referred to collectively as the notes.

   The new notes will bear interest from the most recent date to which interest has been paid on the old notes. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date on which interest has been paid. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of interest on the old notes otherwise payable on any interest payment date that occurs on or after completion of the exchange offer.

Maturity Date...............  July 1, 2008.

Interest Payment Dates......  January 1 and July 1 of each year, commencing
                              July 1, 1999.

Escrow Proceeds.............  We have deposited with an escrow agent an amount of U.S. government securities and cash that, together, with the proceeds from the investment of these funds, will be sufficient to pay, when due, the interest payments on the notes through July 1, 2000, with any balance to be retained by us. The notes are secured by a first priority security interest in the escrow account. See "Description of Notes--Disbursement of Funds; Escrow Account."

Optional Redemption.........  Except as described in this prospectus, the notes will not be redeemable at our option prior to July 1, 2003. The notes will be subject to redemption, at our option, in whole or in part, at any time on or after July 1, 2003 and prior to maturity, but excluding the redemption date, upon not less than 30 days' nor more than 60 days' notice at the redemption prices set forth in this prospectus plus accrued and unpaid interest and liquidated damages (as described below), if any.

                              In addition, at any time prior to July 1, 2001, we may redeem up to 35% of the aggregate outstanding principal amount of the notes with the net cash proceeds of one or more sales of capital stock (as described below), other than disqualified stock, at a redemption price equal to 111.25% of the aggregate principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption; provided that at least 65% of the original principal amount of the notes remains outstanding immediately following the redemption. In order to effect the redemption, we must mail a notice of redemption no later than 45 days after the related sale of capital stock and must consummate the redemption within 60 days of the closing of the sale of capital stock.

Change of Control...........  In the event of a change of control (as described below), each holder shall have the right to require that we purchase the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, and liquidated damages, if any, to the date of purchase. See "Risk Factors--We may not be able to effect repurchase of the notes upon a Change of Control in accordance with the terms of the indenture."

Ranking.....................  The notes will be senior unsecured indebtedness ranking equally with our existing and future senior unsecured obligations and senior in right of payment to all of our subordinated indebtedness. The notes will be effectively subordinated to all secured indebtedness and to any liabilities of any of our subsidiaries, including trade payables. As of June 30, 1999, we had approximately $582.9 million of indebtedness outstanding, $57.5 million of which was secured indebtedness, and outstanding liabilities of our subsidiaries were approximately $4.1 million. See "Risk Factors--Our substantial leverage and debt service obligations adversely affect our cash flow."

Restrictive Covenants.......  The indenture governing the notes contains covenants that, among other things, limit our ability to incur additional specific types of debt, pay dividends, make distributions, make specific types of investments or other restricted payments, sell assets, enter into specified transactions with affiliates, incur liens, engage in mergers and consolidations and allow restricted subsidiaries (as defined) to issue capital stock and make guarantees. See "Description of Notes."

                   Summary Consolidated Financial Information

   The following summary financial information should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The summary consolidated financial information for each of the years in the three-year period ended December 31, 1998 is derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors. The summary consolidated financial information as of June 30, 1999 and for the six months ended June 30, 1998 and June 30, 1999 is derived from our unaudited condensed consolidated financial statements for these periods. Historical results are not necessarily indicative of the results to be expected in the future.

   "EBITDA" represents earnings (loss) before net interest expenses, income taxes, depreciation, amortization, including amortization of deferred stock compensation, and other noncash charges. EBITDA should not be used as an alternative to operating loss or net cash provided by (used for) operating activities, investing activities or financing activities, each as measured under generally accepted accounting principles. In addition, EBITDA may not be comparable to other similarly titled information from other companies. However, our management believes that EBITDA is an additional meaningful measure of performance and liquidity. Earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized and the portion of rental expense that we believe to be representative of interest.

                                                              Six Months
                              Year Ended December 31,       Ended June 30,
                             ---------------------------  -------------------
                              1996      1997      1998      1998      1999
                             -------  --------  --------  --------  ---------
                                (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Total revenues.............. $ 3,130  $ 12,408  $ 52,738  $ 17,176  $  72,586
Operating loss..............  (4,094)  (24,792)  (56,685)  (26,289)   (31,080)
Net loss....................  (4,133)  (25,298)  (66,442)  (27,397)   (43,065)
Cumulative dividends and
 accretion on redeemable
 convertible
 preferred stock............     --     (1,413)   (2,014)   (2,014)       --
Net loss attributable to
 common stockholders........  (4,133)  (26,711)  (68,456)  (29,411)   (43,065)
Basic and diluted net loss
 per share.................. $ (0.54) $  (3.46) $  (1.09)    (0.64)     (0.53)
Shares used in computing
 basic and diluted net loss
 per share..................   7,656     7,714    62,574    45,841     81,693
Statement of Cash Flows
 Data:
Net cash used for operating
 activities................. $(3,116) $(15,518) $(46,498) $(16,427) $ (21,757)
Net cash used for investing
 activities.................  (3,877)  (23,864)  (92,746)  (18,270)  (106,142)
Net cash provided by
 financing activities.......  10,545    45,937   279,865    85,147    307,613
Other Data:
EBITDA...................... $(3,633) $(20,274) $(41,125) $(20,062) $ (18,071)
Depreciation and
 amortization...............     461     3,429    12,997     4,689     12,634
Capital expenditures........   3,499    22,489    44,564    17,842     81,491
Deficiency of earnings
 available to cover fixed
 charges....................  (4,133)  (25,298)  (66,442)  (27,397)   (43,065)

                                                               At June 30, 1999
                                                               ----------------
                                                                (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents....................................      $330,605
Restricted cash and cash equivalents.........................        43,436
Working capital..............................................       286,389
Total assets.................................................       624,051
Current portion of equipment loans, line of credit facilities
 and capital lease obligations...............................        19,027
Equipment loans, line of credit facilities and capital lease
 obligations, less current portion...........................        38,507
Convertible subordinated notes...............................       250,000
Senior notes ................................................       275,375
Total stockholders' deficit..................................       (15,470)

                                  RISK FACTORS

   Holders of old notes should carefully consider the information set forth under the caption "Risk Factors" and all other information set forth in this prospectus before tendering their old notes in the exchange offer. The risk factors set forth in this prospectus, other than "Risk Factors--There could be negative consequences to you if you do not exchange your old notes for new notes," are generally applicable to the old notes as well as the new notes.

There could be negative consequences to you if you do not exchange your old notes for new notes

   Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of old notes outstanding. Because we anticipate that most holders will elect to exchange their old notes for new notes due to the absence of most restrictions on the resale of new notes, we anticipate that the liquidity of the market for any old notes remaining outstanding after the exchange offer may be substantially limited. Following the consummation of the exchange offer, holders who did not tender their old notes generally will not have any further registration rights under the registration rights agreement, and these old notes will continue to be subject to restrictions on transfer. The old notes are currently eligible for sale under Rule 144A through the PORTAL Market.

   As a result of making the exchange offer, we will have fulfilled our obligations under the registration rights agreement. Holders who do not tender their old notes generally will not have any further registration rights or rights to receive the liquidated damages specified in the registration rights agreement for our failure to register the new notes.

   The old notes that are not exchanged for new notes will remain restricted securities. Accordingly, the old notes may be resold only:

  .  to Exodus or one of its subsidiaries;

  .  to a qualified institutional buyer;

  .  to an institutional accredited investor;

  . to a party outside the United States under Regulation S under the Securities Act;

  . under an exemption from registration provided by Rule 144 under the Securities Act; or

  .  under an effective registration statement.

Our short operating history and heavy losses make our business difficult to evaluate

   Our limited operating history makes evaluating our business operations and our prospects difficult. We began offering server hosting and Internet connectivity services in 1995 and opened our first dedicated Internet Data Center in August 1996. Due to our short operating history, our business model is still in an emerging state. We have incurred operating losses and negative cash flows each quarter and year since 1995. Our accumulated deficit was approximately $140.1 million at June 30, 1999. We anticipate making significant investments in new Internet Data Centers and network infrastructure, product development, sales and marketing programs and personnel. We believe that we will continue to experience net losses on a quarterly and annual basis for the foreseeable future. We may also use significant amounts of cash to acquire complementary businesses, products, services or technologies. Although we have experienced significant growth in revenues in recent periods, we do not believe that this growth rate is necessarily indicative of future operating results. It is possible that we may never achieve profitability on a quarterly or an annual basis.

Our operating results have fluctuated widely and we expect this to continue

   We have experienced significant fluctuations in our results of operations on a quarterly and an annual basis. We expect to continue to experience significant fluctuations due to a variety of factors, many of which are outside of our control, including:

  .  demand for and market acceptance of our services;

  .  reliable continuity of service and network availability;

  . the ability to increase bandwidth as necessary, both on our network and at our interconnection points with other networks;

  . costs related to the acquisition of network capacity and arrangements for interconnections with third-party networks;

  .  customer retention and satisfaction;

  .  capacity utilization of our Internet Data Centers;

  . the timing, magnitude and integration of acquisitions of complementary businesses and assets;

  .  the timing of customer installations;

  .  the provision of customer discounts and credits;

  .  the mix of services sold by us;

  . the timing and success of marketing efforts and service introductions by us and our competitors;

  . the timing and magnitude of capital expenditures, including construction costs relating to the expansion of operations;

  . the timely expansion of existing Internet Data Centers and completion of new Internet Data Centers;

  . the introduction by third parties of new Internet and networking technologies;

  .  changes in our pricing policies and those of our competitors; and

  .  fluctuations in bandwidth used by customers.

   In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to telecommunications, depreciation, substantial interest expenses, real estate and personnel. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. Furthermore, if we were to become unable to continue leveraging third-party products in our services offerings, our product development costs could increase significantly. Finally, many of our customers are in an emerging stage, and there is the possibility that we will not be able to collect receivables on a timely basis.

Our rapid expansion produces a significant strain on our business

   The expansion of our network through the opening of additional Internet Data Centers in geographically diverse locations is one of our key strategies. We currently have 14 Internet Data Centers located in seven metropolitan areas of the United States: Boston, Chicago, Los Angeles, New York, Seattle, Silicon Valley and Washington, D.C. We also opened our first Internet Data Center outside of the United States in the London metropolitan area in June 1999. We plan to open four additional Internet Data Centers and three server hosting sites by the end of 1999. To expand successfully, we must be able to assess markets, locate and secure new Internet Data Center sites, install facilities and establish additional peering interconnections with Internet service providers in a timely manner and at a reasonable cost. To manage this expansion effectively, we must continue to improve our operational and financial systems and expand, train and manage our employee base. Our inability to establish additional Internet Data Centers or effectively manage our expansion would have a material adverse effect upon our business.

We compete with much larger companies and there are few barriers to entry

   Our market is intensely competitive. There are few substantial barriers to entry, and we expect to face additional competition from existing competitors and new market entrants in the future. The principal competitive factors in this market include:

  .  Internet system engineering and other expertise;

  .  customer service;

  .  network capability, reliability, quality of service and scalability;

  .  the variety of services offered;

  . access to network resources, including circuits, equipment and interconnection capacity to other networks;

  .  broad geographic presence;

  .  price;

  .  the ability to maintain and expand distribution channels;

  .  brand name;

  .  the timing of introductions of new services;

  .  network security; and

  .  financial resources.

   There can be no assurance that we will have the resources or expertise to compete successfully in the future. Our current and potential competitors in the market include:

  .  providers of server hosting services;

  .  national and regional ISPs;

  . global, regional and local telecommunications companies and Regional Bell Operating Companies;

  .  large IT outsourcing firms; and

  .  other technology services and products companies.

   Many of our competitors have substantially greater resources, more customers, longer operating histories, greater name recognition and more established relationships in the industry. As a result, these competitors may be able to develop and expand their network infrastructures and service offerings more quickly, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional services competitive with those we provide.

   Some of our competitors may be able to provide customers with additional benefits in connection with their Internet system and network management solutions, including reduced communications costs, which could reduce the overall costs of their services relative to ours. We may not be able to offset the effects of any price reductions. In addition, we believe our market is likely to encounter consolidation in the near future, which could result in increased price and other competition.

Our market is new and our services may not be generally accepted

   The market for Internet system and network management solutions has only recently begun to develop, is evolving rapidly and is characterized by an increasing number of market entrants. This market may not prove to be viable or, if it becomes viable, may not continue to grow. Our future growth depends on the willingness of enterprises to outsource the system and network management of their mission-critical Internet operations and our ability to market our services in a cost-effective manner to a sufficiently large number of customers. If this market fails to develop, or develops more slowly than expected, or if our services do not achieve market acceptance, our business would be adversely affected. In addition, in order to be successful we must be able to differentiate ourselves from our competition through our service offerings.

The notes are effectively subordinated to our secured indebtedness and the liabilities of our subsidiaries

   The notes are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing the indebtedness. The notes are effectively subordinated to all liabilities, including trade payables and lease obligations, of our subsidiaries. Any right we may have to receive assets of any of our subsidiaries upon liquidation or reorganization will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. As of June 30, 1999, we had approximately $57.5 million of outstanding secured debt and our subsidiaries had approximately $4.1 million of liabilities. The indenture governing the notes contains limitations on our ability and the ability of our subsidiaries to incur additional debt. However, these limitations are subject to a number of exceptions, and there can be no assurances that we will not incur significant additional debt in the future, including debt to which the holders of the notes would be effectively subordinated. See "Description of Notes--Covenants--Limitation on Debt."

Our substantial leverage and debt service obligations adversely affect our cash flow

   We have substantial amounts of outstanding indebtedness, primarily from our senior notes and convertible notes. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. As of June 30, 1999, we had indebtedness of approximately $582.9 million and available borrowings of up to an additional $1.2 million. We also expect to add additional equipment loans and lease lines to finance capital expenditures for our Internet Data Centers and may obtain additional long term debt, working capital lines of credit and lease lines. We cannot be certain that any financing arrangements will be available.

   Our substantial leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  .  limiting our ability to obtain additional financing;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  . placing us at a possible competitive disadvantage vis-a-vis less leveraged competitors and competitors that have better access to capital resources.

We are subject to restrictive covenants that limit our flexibility

   Our senior notes and convertible notes contain various restrictions on our ability to incur debt, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions and take other actions. Furthermore, our existing financing arrangements are, and future financing arrangements are likely to be, secured by substantially all of our assets. The existing financing arrangements require, and future financing arrangements are likely to require, that we maintain specific financial ratios and comply with covenants restricting our ability to incur debt, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions or take other actions.

   In addition, the proceeds from the sale of convertible notes in March 1999 may be used only for limited purposes. Proceeds in the amount of $48.5 million may be used for general corporate purposes. The remaining $193.8 million may be used only to finance the purchase of assets or other businesses to be used in our business.

   We expect to expend substantial resources for leases of real estate, significant improvements of facilities, purchase of complementary businesses, assets and equipment, implementation of multiple telecommunications connections and hiring of network, administrative, customer support and sales and marketing personnel with the establishment of each new Internet Data Center. Moreover, we expect to make significant investments in sales and marketing and the development of new services as part of our expansion strategy. The failure to generate sufficient cash flows or to raise sufficient funds may require us to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities, making it difficult for us to respond to competitive pressures.

   It usually takes us at least six months to select the appropriate location for a new Internet Data Center, construct the necessary facilities, install equipment and telecommunications infrastructure and hire operations and sales personnel. Expenditures commence well before the Internet Data Center opens, and it takes an extended period for us to approach break-even capacity utilization. As a result, we expect that individual Internet Data Centers will experience losses for in excess of one year from the time they are opened. We experience further losses from sales personnel hired to test market our services in markets where there is no Internet Data Center. Growth in the number of our Internet Data Centers is likely to increase the amount and duration of losses. In addition, if we do not attract customers to new Internet Data Centers in a timely manner, or at all, our business would be materially adversely affected.

We must manage growth effectively

   We are experiencing, and expect to continue experiencing, rapid growth with respect to the building of our Internet Data Centers and network infrastructure, expansion of our service offerings, geographic expansion, expansion of our customer base and increases in the number of employees. This growth has placed, and if it continues, will place, a significant strain on our financial, management, operational and other resources, including our ability to ensure customer satisfaction. This expansion also requires significant time commitment from our senior management and places a significant strain on their ability to manage the existing business. In addition, we may be required to manage multiple relationships with a growing number of third parties as we seek to complement our service offerings. Our ability to manage our growth effectively will require us to continue to expand operating and financial procedures and controls, to replace or upgrade our operational, financial and management information systems and to attract, train, motivate and retain key employees. We have recently hired many key employees and officers, and as a result, our entire management team has worked together for only a brief time. In addition, we intend to hire additional senior management personnel to support our growth and expansion of our business. If our executives are unable to manage growth effectively, our business could be materially adversely affected.

There are risks associated with acquisitions

   In October 1998 we acquired the assets of Arca Systems, Inc., in February 1999 we acquired American Information Systems, Inc. and in July 1999 we acquired Cohesive Technology Solutions, Inc. We continue to expend resources integrating Cohesive and the personnel hired in connection with acquisitions. As we acquire additional companies, such as Service Metrics, Inc., with whom we signed a definitive agreement in October 1999, we may incur expenses to, among other things, remediate Year 2000 problems relating to these acquired companies.

   We believe that our future growth depends, in part, upon the acquisition of complementary businesses, products, services or technologies. If we buy a company, we could have difficulty in assimilating that company's technology, personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, future acquisitions by us may require us to incur additional debt, result in large one-time write-offs or create goodwill or other intangible assets that could result in amortization expenses.

System failures could lead to significant costs

   We must protect our network infrastructure and customers' equipment against damage from human error, physical or electronic security breaches, power loss and other facility failures, fire, earthquake, flood, telecommunications failure, sabotage, vandalism and similar events. Despite precautions we have taken, a natural disaster or other unanticipated problems at one or more of our Internet Data Centers could result in interruptions in our services or significant damage to customer equipment. In addition, failure of any of our telecommunications providers, such as MCI WorldCom, Qwest Communications Corporation or local exchange carriers, to provide consistent data communications capacity could result in interruptions in our services. Any damage to or failure of our systems or service providers could result in reductions in, or terminations of, services supplied to our customers, which could have a material adverse effect on our business. In the past, we have experienced interruptions in specific circuits within our network resulting from events outside our control, which led to short-term degradation in the level of performance of our network.

Customer satisfaction is critical to our success

   Our customers demand a very high level of service. Our customer contracts generally provide a limited service level warranty related to the continuous availability of service on a 24 hours per day, seven days per week basis. This warranty is generally limited to a credit consisting of free service for a short period of time for disruptions in Internet transmission services. To date, only a limited number of customers have been entitled to this warranty. If we incur significant warranty obligations in connection with system downtime, our liability insurance may not be adequate to cover these expenses. As customers outsource more mission-critical operations to us, we may be subject to increased liability claims and customer dissatisfaction if our systems fail or our customers otherwise become unsatisfied.

Our ability to expand our network is unproven

   To satisfy customer requirements, we must continue to expand and adapt our network infrastructure. We are dependent on MCI WorldCom and Qwest and other telecommunications providers for our network capacity, including our dedicated clear channel network. The expansion and adaptation of our telecommunications infrastructure will require substantial financial, operational and management resources as we negotiate telecommunications capacity with network infrastructure suppliers. Due to the limited deployment of our services to date, our ability to connect and manage a substantially larger number of customers at high transmission speeds is unknown. We have yet to prove our network's ability to be scaled up to higher customer levels while maintaining superior performance. Furthermore, it may be difficult for us to increase quickly our network capacity in light of current necessary lead times within the industry to purchase circuits and other critical items. If we fail to achieve or maintain high capacity data transmission circuits, consumer demand could shrink because of possible degradation of service. In addition, as we upgrade our telecommunications infrastructure to increase bandwidth available to our customers, we expect to encounter equipment or software incompatibility which may cause delays in implementation.

We depend on network interconnections

   We rely on a number of public and private network interconnections, commonly referred to as peering relationships, to allow our customers to connect to other networks. If our peering partners were to discontinue their support for the peering relationships, our ability to exchange traffic would be significantly constrained. Furthermore, our business will be adversely affected if these peering partners do not add more bandwidth to accommodate increased traffic. Many of the companies with which we maintain private peering interconnections are our competitors. There is nothing to prevent any peering partners, many of which are significantly larger than we are, from charging high usage fees or denying access. In the future, private peering partners could refuse to continue to interconnect directly with us, might impose significant costs on us or limit our customers' access to their networks. In this event, we may not be able on a cost-effective basis to access alternative networks to exchange our customers' traffic. In addition, we may not be able to pass through to our customers any additional costs of utilizing these networks. In these cases, our business could be adversely affected.

Risks associated with international operations

   A component of our strategy is to expand into international markets, including Europe and Japan. We opened our first Internet Data Center outside of the United States in the London metropolitan area in

June 1999. Furthermore, we plan to open additional international server hosting sites and/or Internet Data Centers by the end of 1999. In order to expand our international operations, we may enter into joint ventures or outsourcing agreements with third parties, acquire rights to high-bandwidth transmission capability, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. Thus, we may depend on third parties to be successful in our international operations. In addition, the rate of development and adoption of the Internet has been slower outside of the United States, and the cost of bandwidth has been higher, which may adversely affect our ability to expand operations and may increase our cost of operations internationally. The risks inherent in conducting business internationally include:

  . unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers;

  .  challenges in staffing and managing foreign operations;

  .  differences in technology standards;

  .  employment laws and practices in foreign countries;

  .  longer payment cycles and problems in collecting accounts receivable;

  .  political instability;

  . fluctuations in currency exchange rates and imposition of currency exchange controls; and

  .  potentially adverse tax consequences.

Rapid technological change and evolving industry standards

   Our future success will depend on our ability to offer services that incorporate leading technology and address the increasingly sophisticated and varied needs of our current and prospective customers. Our market is characterized by rapidly changing and unproven technology, evolving industry standards, changes in customer needs, emerging competition and frequent new service introductions. Future advances in technology may not be beneficial to, or compatible with, our business. In addition, we may not be able to incorporate advances on a cost-effective and timely basis. Moreover, technological advances may have the effect of encouraging our current or future customers to rely on in-house personnel and equipment to furnish the services we currently provide. In addition, keeping pace with technological advances may require substantial expenditures and lead time.

   We believe that our ability to compete successfully is also dependent upon the continued compatibility and interoperability of our services with products, services and architectures offered by various vendors. Although we work with various vendors in testing newly developed products, these products may not be compatible with our infrastructure or adequate to address changing customer needs. For instance, existing networking hardware may not be immediately compatible with leading edge telecommunications infrastructure services. This incompatibility would require us to make significant investments to achieve compatibility. Although we intend to support emerging standards, industry standards may not be established or we may not be able to timely conform to new standards. Our failure to conform to a prevailing standard, or the failure of a common standard to emerge, could have a material adverse effect on our business.

System security risks could disrupt our services

   The ability to provide secure transmissions of confidential information over networks accessible to the public is a significant barrier to electronic commerce and communications. A portion of our services rely on encryption and authentication technology licensed from third parties. Despite a variety of network security measures taken by us, we cannot assure that unauthorized access, computer viruses, accidental or intentional actions and other disruptions will not occur. Our Internet Data Centers have experienced and may in the future experience delays or interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information, such as customer and Exodus passwords as well as credit card and bank account numbers, stored in our computer systems or those of our customers. As a result, we could become liable to others and lose existing or potential customers. The costs required to eliminate computer viruses and alleviate other security problems could be prohibitively expensive. In addition, the efforts to address these problems could result in interruptions, delays or cessation of service to our customers.

We depend on third-party equipment and software suppliers

   We depend on vendors to supply key components of our telecommunications infrastructure and system and network management solutions. Some of the telecommunications services and networking equipment is available only from sole or limited sources. For instance, the routers, switches and modems we use are currently supplied primarily by Cisco Systems, Inc. We typically purchase or lease all of our components under purchase orders placed from time to time. We do not carry significant inventories of components and have no guaranteed supply arrangements with vendors. If we are unable to obtain required products or services on a timely basis and at an acceptable cost, our business would be adversely affected. In addition, if our sole or limited source suppliers do not provide products or components that comply with evolving Internet and telecommunications standards or that interoperate with other products or components we use, our business would be adversely affected. For example, we have experienced performance problems, including previously unknown software and firmware bugs, with routers and switches that have caused temporary disruptions in and impairment of network performance. In addition, we expect to depend for a time on third parties to deliver our services from and manage certain international operations.

Government regulation and legal uncertainties may adversely affect our business

   Laws and regulations directly applicable to communications and commerce over the Internet are becoming more prevalent. The United States Congress has recently considered Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union also recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business. We provide services over the Internet in all states in the United States and in many foreign countries, and we facilitate the activities of our customers in these jurisdictions. As a result we may be required to qualify to do business, or be subject to taxation, or be subject to other laws and regulations, in these jurisdictions even if we do not have a physical presence or employees or property in these jurisdictions. The application of these multiple sets of laws and regulations is uncertain, but we could find that Exodus is subject to regulation, taxation, enforcement or other liability in unexpected ways, which could materially adversely affect our business.

There are risks involved with the information disseminated through our network

   The law relating to the liability of online services companies and Internet access providers for information carried on or disseminated through their networks is currently unsettled. The Child Online Protection Act of 1998 imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring material that is harmful to minors, by means of the World Wide Web, without restricting access to this type of material by underage persons. Numerous states have adopted or are currently considering similar types of legislation. The imposition upon us and other Internet network providers of potential liability for information carried on or disseminated through systems could require us to implement measures to reduce exposure to liability, which may require the expenditure of substantial resources, or to discontinue various service or product offerings. Further, the costs of defending against any claims and potential adverse outcomes of these claims could have a material adverse effect on our business. While we carry professional liability insurance, it may not be adequate to compensate or may not cover us in the event we become liable for information carried on or disseminated through our networks.

   Some businesses, organizations and individuals have in the past sent unsolicited commercial e-mail messages advertising sites hosted at our facilities to a massive number of people. This practice, known as "spamming," has led to some complaints against us. In addition, some ISPs and other online services companies could deny network access to us if we allow undesired content or spamming to be transmitted through our networks. Although we prohibit customers by contract from spamming, we cannot be sure that customers will not engage in this practice, which could have a material adverse effect on our business.

We depend on our key personnel

   Our success depends in significant part upon the continued services of our key technical, sales and senior management personnel. Although some of our executive officers participate in our executive employment policy, none of our officers is a party to an employment agreement. Any officer or employee can terminate his or her relationship at any time. If we lose the services of one or more of our key employees or are unable to attract additional qualified personnel, our business would be adversely affected. We do not carry key-person life insurance for any of our employees.

We depend on the Internet and Internet infrastructure development

   Our success will depend in large part on continued growth in the use of the Internet. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of access, quality of service and necessary increases in bandwidth availability, remain unresolved and are likely to affect the development of the market for our services. In addition, the rate of development and adoption of the Internet has been slower outside of the United States and the cost of bandwidth has been higher. The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet by ISPs and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our services. Consequently, the emergence and growth of the market for our services is dependent on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

Risks associated with protection and enforcement of intellectual property rights

   We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in our products and services. We have no patented technology that would preclude or inhibit competitors from entering our market. Although we have entered into confidentiality agreements with our employees, contractors, suppliers, distributors and appropriate customers to limit access to and disclosure of our proprietary information, these may prove insufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, the laws of various foreign countries may not protect our products, services or intellectual property rights to the same extent as do the laws of the United States.

   In addition to licensing technologies from third parties, we are developing and acquiring additional proprietary intellectual property. Third parties may try to claim that our products or services infringe their intellectual property. We expect that participants in our markets will be increasingly subject to infringement claims. Any claim, whether meritorious or not, could be time consuming, result in costly litigation, cause product installation delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

Risks related to the Year 2000 problem

   The Year 2000 problem stems from the use of a two digit date to represent the year (for example, 85 = 1985) in computer software and firmware. As a result, many currently installed computer systems are not capable of distinguishing dates beginning with the Year 2000 from dates prior to the Year 2000. As a result, computer systems or applications used by many companies in a wide variety of industries may experience operating difficulties unless the systems or applications are modified to process adequately information related to the date change. Significant uncertainty exists in the software and other industries concerning the scope and magnitude of problems associated with the century change. To the extent Year 2000 issues cause significant delay in, or cancellation of decisions to purchase products or product support, due to the reallocation of resources to address Year 2000 issues or otherwise, our business could be materially adversely affected.

   We recognize the need to ensure our operations will not be adversely impacted by Year 2000 issues. We have put into place a comprehensive Year 2000 Risk Management initiative that is adequately funded, staffed and managed. This initiative's scope covers both our IT systems and non-IT systems and addresses all areas of the Year 2000 issues as defined by the Information Technology Association of America (ITAA). Our internal inventory audit was completed January 1999. Due to our acquisition of Cohesive, we expanded the independent review of our Year 2000 assessment. The review was completed in the third quarter of 1999. Due to recently entering into a definitive agreement to acquire Service Metrics, Inc., we will perform an independent review of their Year 2000 program. The review will be completed by December 1999.

   We have determined that our Internet Data Center equipment is currently Year 2000 compliant. We will continue to monitor vendors and suppliers for the remainder of the year. Likewise, based on the on-going assessment relative to our current software service offerings, we believe that the current versions of these products are Year 2000 compliant. We have reviewed, and continue to review, internal management information and other systems in order to identify and modify those products, services or systems to ensure that they remain Year 2000 compliant. We have completed a preliminary assessment of the Year 2000 compliance of Cohesive's internal management information and other systems. Based on our assessment to date, we believe that our internal management information and other systems and Cohesive's internal management information and other systems are Year 2000 compliant. We do not foresee any significant issues with internal IT and internal non-IT systems remaining Year 2000 compliant throughout the remainder of the year.

   Our Year 2000 initiative also addresses vendor relationships (both IT and non-IT) and their readiness/preparedness relating to Year 2000 issues. IT vendors include software providers, hardware providers, service providers, off the shelf software publishers and IT consultants. Non-IT providers include electric power suppliers, vendors of uninterruptable power supplies and generators, telecommunications service providers, business partners, facilities maintainers and other non-IT service contractors. In the event that third parties cannot provide us with products, services or systems that are Year 2000 compliant on a timely basis, our business could be materially adversely affected. To date, we have not discovered nor do we anticipate any material issues with vendors and service providers. Evaluation of vendor Year 2000 preparedness is an on-going process. As our Year 2000 evaluation does not evaluate our vendors' vendors nor our vendors' customer base viability issues, we will be developing contingency plans to address specific vendor/service provider concerns. Our contingency plans were completed by September 30, 1999. To minimize our risk, we have instituted a freeze on the introduction of new technology, new software versions, new hardware, and new configurations beginning November 15, 1999 through January 4, 2000.

   Many of our customers maintain their Internet operations on servers which may be impacted by Year 2000 complications. The failure of our customers to ensure that their servers are Year 2000 compliant could have a material adverse effect on our customers, which in turn could have a material adverse effect on our business, if our customers are forced to cease or interrupt Internet operations or experience malfunctions related to their equipment.

   We have established procedures for evaluating and managing the risks and costs associated with the Year 2000 problem. Funding and execution for this initiative is within our existing business units and operating budgets and is not viewed as material. Based on our current assessment, we believe the costs, excluding employee personnel time and effort and unanticipated liabilities, to resolve Year 2000 issues should not exceed $900,000. We further estimate that the time and effort required of our personnel to resolve Year 2000 issues will not be material.

   While we believe our Year 2000 initiative to be prudent, properly funded and staffed and well-managed, there can be no assurance that we will identify and remedy all Year 2000 problems in a timely fashion, that any remedial efforts in this regard will not involve significant time and expense, or that these problems will not have a material adverse effect on our business.

Our management has broad discretion in the allocation of the proceeds of the offering of the old notes

   The net proceeds to us from the sale of the old notes, after deducting the underwriting discount and offering expenses, was approximately $73.0 million. Approximately $8.4 million of the net proceeds are being held in an escrow account for the benefit of the holders of the notes to fund when due the interest payments on the notes through July 1, 2000. We expect to use the remaining net proceeds primarily (1) to fund expansion of our operations and
(2) for other general corporate purposes. Accordingly, our management retains broad discretion as to the allocation of the proceeds from the sale of the old notes. The failure of management to apply the funds effectively could harm our business. See "Use of Proceeds."

We may not be able to effect repurchase of the notes upon a Change of Control in accordance with the terms of the indenture

   Upon the occurrence of a Change of Control (as defined elsewhere in this prospectus), we may be required to purchase all or a portion of the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Prior to commencing such an Offer to Purchase, we may be required to (1) repay in full all of our indebtedness that would prohibit the repurchase of the notes or (2) obtain any consent required to make the repurchase. If we are unable to repay all of this indebtedness or are unable to obtain the necessary consents, we will be unable to offer to purchase the notes. That failure would constitute an event of default under the indenture. We may not have sufficient funds available at the time of any Change of Control to repurchase the notes. The events that require a repurchase upon a Change of Control under the indenture may also constitute events of default under any of our indebtedness. See "Description of the Notes--Repurchase at the Option of Holders."

In the event of our bankruptcy, you may not be able to foreclose upon the escrow collateral

   The right of the trustee under the indenture and the escrow agreement to foreclose upon and sell escrow collateral held to pay interest on the notes upon the occurrence of an event of default on the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy or reorganization case were to be commenced by or against us or one or more of our subsidiaries. Under applicable bankruptcy law, secured creditors, such as the holders of the notes with respect to the escrow collateral, are prohibited from foreclosing upon or disposing of a debtor's property without prior bankruptcy court approval. See "Description of Notes--Disbursement of Funds; Escrow Account."

There is no public market for the notes which may significantly impair the liquidity of the notes

   The old notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. There is no existing trading market for the new notes. Accordingly, we cannot be sure that any market for the new notes will develop, that the holders of the new notes will be able to sell their notes or the prices at which any sales will be made. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than the exchange tender price of the old notes, as our previously registered notes do. Prevailing market prices from time to time will depend on many factors, including then existing interest rates, our operating results and cash flow and the market for similar securities.

   Consequently, even if a trading market develops for the new notes, there is no assurance as to the liquidity of that market. We do not intend to apply for listing or quotation of the new notes on any securities exchange or over-the-counter market.

   In addition, the liquidity of, and trading markets for, the notes may be adversely affected by declines in the market for high-yield securities generally. A decline may adversely affect liquidity and trading markets independent of our financial performance or prospects.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Forward-looking statements in this prospectus include those relating to the expansion of our network through the opening of additional Internet Data Centers and the timing of openings, the upgrading of our telecommunications infrastructure, our planned introduction of various new products and services, the possibility of acquiring complementary businesses, products, services and technologies and our ability to make required payments on our current and future debt instruments. Actual results, performance or achievements could differ materially from those contemplated by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

   We will not receive any proceeds from the issuance of the new notes offered in the exchange offer. In consideration for issuing the new notes, we will receive in exchange old notes in like principal amount, the terms of which are identical in all respects to the new notes except for transfer restrictions and registration rights. The old notes surrendered in exchange for new notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness.

   The net proceeds from the sale of the old notes, after deducting the underwriting discounts and offering expenses, was approximately $73.0 million. We deposited into an escrow account an amount of U.S. government securities and cash totaling approximately $8.4 million for the benefit of the holders of the old notes and new notes to fund when due the interest payments on the old notes and new notes through July 1, 2000. The remaining net proceeds will be used primarily (1) to fund expansion of our operations and (2) for other general corporate purposes. In the ordinary course of business, we evaluate potential acquisitions of businesses, products, services and technologies. However, we have no present understandings, commitments or agreements with respect to any acquisition of any businesses, products, services or technologies. Pending these uses, we will have invested the net proceeds in investment-grade, short-term, interest-bearing securities. See "Risk Factors--Our management has broad discretion in the allocation of the proceeds of the offering of the old notes" and "--In the event of our bankruptcy, you may not be able to foreclose upon the escrow collateral."

                                 CAPITALIZATION

   The following table sets forth the cash and cash equivalents, restricted cash and cash equivalents, debt and the capitalization of Exodus as of June 30, 1999.

   This table should be read in conjunction with the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                June 30, 1999
                                                                --------------
                                                                (in thousands)
Cash and cash equivalents......................................   $ 330,605
Restricted cash, cash equivalents and investments..............      43,436
Current portion of equipment loans, line of credit facilities
 and capital lease obligations.................................      19,027
Debt (excluding current maturities):
  Equipment loans and line of credit facilities................      10,775
  Capital lease obligations....................................      27,732
  Convertible subordinated notes...............................     250,000
  Senior notes.................................................     275,375
Stockholders' deficit:
  Preferred stock, $0.001 par value: 5,000,000 shares
   authorized, no
   shares issued or outstanding................................         --
  Common stock, $0.001 par value: 300,000,000 shares
   authorized,
   82,850,616 shares issued and outstanding....................          83
  Additional paid-in capital...................................     125,236
  Deferred stock compensation..................................        (705)
  Accumulated deficit..........................................    (140,084)
                                                                  ---------
    Total stockholders' deficit................................     (15,470)
                                                                  ---------
      Total capitalization.....................................   $ 548,412
                                                                  =========

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for each of the years in the three-year period ended December 31, 1998, and the consolidated balance sheet data as of December 31, 1997 and 1998, are derived from consolidated financial statements that have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated statement of operations data for the six-month periods ended June 30, 1998 and June 30, 1999 and the consolidated balance sheet data as of June 30, 1999 are derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 1995 and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from consolidated financial statements that have been audited by KPMG LLP that are not included in this prospectus. The consolidated statement of operations data for the year ended December 31, 1994 are derived from unaudited consolidated financial statements that are not included in this prospectus. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

   We are the successor to a Maryland corporation that was formed in August 1992 to provide computer consulting services. We began to offer Internet connectivity services to enterprises in October 1994 and server hosting services in late 1995. In August 1996, we opened our first dedicated Internet Data Center and refocused our business strategy on providing Internet system and network management solutions for enterprises with mission-critical Internet operations.

   In the following tables and in this document, "EBITDA" represents earnings
(loss) before net interest expense, income taxes, depreciation, amortization (including amortization of deferred stock compensation) and other noncash charges. EBITDA should not be used as an alternative to operating loss or net cash provided by (used for) operating activities, investing activities or financing activities, each as measured under generally accepted accounting principles. In addition, EBITDA may not be comparable to other similarly titled information from other companies. However, our management believes that EBITDA is an additional meaningful measure of performance and liquidity. With respect to the captions entitled "Deficiency of earnings available to cover fixed charges" and "Ratio of earnings to fixed charges," earnings consist of income
(loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

                               Year Ended December 31,          Six Months Ended
                          ------------------------------------  ------------------
                                                                June 30,  June 30,
                           1995     1996      1997      1998      1998      1999
                          -------  -------  --------  --------  --------  --------
                               (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Total revenues..........  $ 1,408  $ 3,130  $ 12,408  $ 52,738  $ 17,176  $ 72,586
Cost and expenses:
 Total cost of
  revenues..............    1,128    2,990    16,868    61,559    22,864    62,706
 Marketing and sales....    1,056    2,734    12,702    28,778    13,580    22,234
 General and
  administrative........      427    1,056     5,983    15,865     5,657    15,890
 Product development....       70      444     1,647     3,221     1,364     2,836
                          -------  -------  --------  --------  --------  --------
 Total cost and
  expenses..............    2,681    7,224    37,200   109,423    43,465   103,666
                          -------  -------  --------  --------  --------  --------
 Operating loss.........   (1,273)  (4,094)  (24,792)  (56,685)  (26,289)  (31,080)
 Net interest expense...       38       39       506     9,757     1,108    11,985
                          -------  -------  --------  --------  --------  --------
 Net loss...............   (1,311)  (4,133)  (25,298)  (66,442)  (27,397)  (43,065)
 Cumulative dividends
  and accretion on
  redeemable convertible
  preferred stock.......      --       --     (1,413)   (2,014)   (2,014)      --
                          -------  -------  --------  --------  --------  --------
Net loss attributable to
 common stockholders....  $(1,311) $(4,133) $(26,711) $(68,456) $(29,411) $(43,065)
                          =======  =======  ========  ========  ========  ========
Basic and diluted net
 loss per share(1)......  $ (0.25) $ (0.54) $  (3.46) $  (1.09) $  (0.64) $  (0.53)
                          =======  =======  ========  ========  ========  ========
Shares used in computing
 basic and diluted net
 loss per share(1)......    5,262    7,656     7,714    62,574    45,841    81,693
                          =======  =======  ========  ========  ========  ========
Consolidated Statement
 of Cash Flows Data:
Net cash used for
 operating activities...  $  (461) $(3,116) $(15,518) $(46,498)  (16,427)  (21,757)
Net cash used for
 investing activities...      (69)  (3,877)  (23,864)  (92,746)  (18,270) (106,142)
Net cash provided by
 financing activities...      692   10,545    45,937   279,865    85,147   307,613
Other Data:
EBITDA..................   (1,208)  (3,633)  (20,274)  (41,125)  (20,062)  (18,071)
Depreciation and
 amortization...........       65      461     3,429    12,997     4,689    12,634
Capital expenditures....       69    3,499    22,489    44,564    17,842    81,491
Deficiency of earnings
 available to cover
 fixed charges..........   (1,311)  (4,133)  (25,298)  (66,442)  (27,397)  (43,065)

                                                                Year Ended
                                                             December 31, 1994
                                                            ------------------
                                                              (in thousands,
                                                             except ratio and
                                                              per share data)
Consolidated Statement of Operations Data:
Total revenues.............................................       $  977
Operating income...........................................          143
Net income ................................................          144
Basic and diluted net income per share.....................       $ 0.04
Shares used in computing basic and diluted net loss per
 share.....................................................        4,000
Ratio of earnings to fixed charges.........................           26x

                                         December 31,
                            ----------------------------------------- June 30,
                            1994  1995     1996      1997      1998     1999
                            ---- -------  -------  --------  -------- --------
                                            (in thousands)
Consolidated Balance Sheet
 Data:
Cash and cash
 equivalents..............  $  1 $   163  $ 3,715  $ 10,270  $150,891 $330,605
Restricted cash
 equivalents and
 investments..............   --      --       378     1,753    45,614   43,436
Working capital
 (deficiency).............    93  (1,170)   1,892    (3,707)  119,693  286,389
Total assets..............   320     840    8,289    40,973   293,286  624,051
Equipment loans, line of
 credit facilities,
 capital lease
 obligations, convertible
 subordinated notes and
 senior notes, less
 current portion..........   --      141    1,449    15,135   227,096  563,882
Total stockholders' equity
 (deficit)................   169  (1,140)  (5,234)  (30,600)   19,141  (15,470)

--------
(1) See Notes 1 and 9 of Notes to consolidated financial statements for our explanation of the determination of the number of shares used in computing per share data.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion of the financial condition and our results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that may cause a difference include, but are not limited to, those set forth under "Risk Factors."

Overview

   We are a leading provider of Internet system and network management solutions for enterprises with mission-critical Internet operations. Our solutions include Internet Data Centers, network services and managed services, including professional services, that together provide the high performance, scalability and expertise that enterprises need to optimize Internet operations. We deliver our services from our geographically distributed, state-of-the-art Internet Data Centers that are connected through a high-performance Internet backbone network.

   We are the successor to a Maryland corporation that was formed in August 1992 to provide computer consulting services. We began offering server hosting and Internet connectivity services in late 1995, opened our first dedicated Internet Data Center in August 1996 and introduced managed services in 1997 and professional services, a subcategory of managed services, in 1998. We have derived most of our revenues from customers for whom we provide these services. Each of our Internet Data Center customers initially purchases a subset of our service offerings to address specific departmental or enterprise Internet computing needs, and some of these customers purchase additional services as the scale and complexity of their Internet operations increase. We sell our services under contracts that typically have minimum terms of one year. Customers pay monthly fees for the services utilized, as well as one-time fees for installation, certain professional services and equipment they purchase from us.

   We opened our first Internet Data Center in the Silicon Valley metropolitan area in August 1996. Since that time, we have opened 13 additional domestic Internet Data Centers in the metropolitan areas of New York (March 1997 and September 1999), Silicon Valley (second site--August 1997; third site--June 1998 and fourth site--June 1999), Seattle (September 1997 and June 1999), Los Angeles (October 1997 and September 1999), Washington, D.C. (December 1997 and May 1999), Boston (July 1998) and Chicago (April 1999). In addition, we opened our first Internet Data Center outside of the United States in the London metropolitan area in June 1999. We plan to open four additional Internet Data Centers and three server hosting sites by the end of 1999. The building of Internet Data Centers has required us to obtain substantial equity and debt financing. See "Risk Factors--Our substantial leverage and debt service obligations adversely affect our cash flow" and "--Liquidity and Capital Resources."

   In October 1998, we purchased the assets of Arca Systems, Inc. ("Arca"), a provider of advanced network and system security consulting services. In February 1999, we acquired American Information Systems, Inc. ("AIS"), a regional provider of co-location, Web hosting and professional services. In July 1999, we acquired Cohesive Technology Solutions, Inc. ("Cohesive"), a technology professional services organization with expertise in networking, Web applications and technology solutions. In October 1999, we signed a definitive agreement to acquire Service Metrics, Inc., an Internet monitoring applications and services company.

   We intend to expand domestically and internationally. Prior to building an Internet Data Center in a new geographic region, we employ various means to evaluate the market opportunity in a given location, including market research on Internet usage statistics, the pre-selling of services into the proposed market and analysis of specific financial criteria. We typically require at least six months to select the appropriate location for an Internet Data Center, construct the necessary facilities, install equipment and telecommunications infrastructure, and hire the operations and sales personnel needed to conduct business at that site. Expenditures related to an Internet Data Center commence well before the Internet Data Center opens, and it takes an extended period to approach break-even capacity utilization at each site. As a result, we expect that individual Internet Data Centers will experience losses for an excess of one year from the time they are opened. We experience further losses from sales personnel hired to test market our services in markets where there is no, and may never be an, Internet Data Center. As a result, we expect to make investments in expanding our business rapidly into new geographic regions which, while potentially increasing our revenues in the long term, will lead to significant losses for the foreseeable future. See "Risk Factors--Rapid expansion produces a significant strain on our business" for risks related to the foregoing forward-looking statements.

   Since we began to offer server hosting and Internet connectivity services in 1995, we have experienced operating losses and negative cash flows from operations in each quarterly and annual period. As of June 30, 1999, we had an accumulated deficit of approximately $140.1 million. The revenue and income potential of our business and market is unproven, and our limited operating history makes an evaluation of our prospects and us difficult. We intend to invest in new Internet Data Centers and other sites, product development, sales and marketing programs, and therefore we believe that we will continue to experience net losses on a quarterly and annual basis for the foreseeable future. Companies, such as Exodus, in the new and rapidly evolving market for Internet system and network management solutions encounter risks, expenses and difficulties that affect their business and prospects. There can be no assurance that we will ever achieve profitability on a quarterly or an annual basis or will sustain profitability if achieved. See "Risk Factors--Our short operating history and heavy losses make our business difficult to evaluate" for risks related to the foregoing forward-looking statements.

Results of Operations for the Years Ended December 31, 1996, 1997 and 1998 and the Six Months Ended June 30, 1998 and 1999

   The following table sets forth certain statement of operations data as a percentage of total revenues for the years ended December 31, 1996, 1997 and 1998 and the six-month periods ended June 30, 1998 and 1999. The information for the years ended December 31, 1996, 1997 and 1998 has been derived from our audited consolidated financial statements included in this prospectus. The information for the six-month periods ended June 30, 1998 and 1999 has been derived from our unaudited condensed consolidated financial statements included in this prospectus which, in management's opinion, have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the quarters presented. This information should be read in conjunction with the consolidated financial statements and related notes included in this prospectus. The operating results in any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                Six Months
                                    Year Ended December         Ended June
                                            31,                    30,
                                    ------------------------   --------------
                                     1996     1997     1998     1998    1999
                                    ------   ------   ------   ------   -----
Revenues:
  Service revenues.................   78.4%    93.4%    94.4%
  Equipment revenues...............   21.6      6.6      5.6
                                    ------   ------   ------   ------   -----
    Total revenues.................  100.0    100.0    100.0    100.0%  100.0%
                                    ------   ------   ------   ------   -----
Costs and expenses:
  Cost of service revenues.........   81.1    130.8    112.3
  Cost of equipment revenues.......   14.4      5.1      4.4
                                    ------   ------   ------   ------   -----
    Total cost of revenues.........   95.5    135.9    116.7    133.1    86.4
  Marketing and sales..............   87.3    102.4     54.6     79.1    30.6
  General and administrative.......   33.8     48.2     30.1     33.0    21.9
  Product development..............   14.2     13.3      6.1      7.9     3.9
                                    ------   ------   ------   ------   -----
    Total cost and expenses........  230.8    299.8    207.5    253.1   142.8
                                    ------   ------   ------   ------   -----
    Operating loss................. (130.8)  (199.8)  (107.5)  (153.1)  (42.8)
Net interest expense...............    1.2      4.1     18.5      6.4    16.5
                                    ------   ------   ------   ------   -----
    Net loss....................... (132.0)% (203.9)% (126.0)% (159.5)% (59.3)%
                                    ======   ======   ======   ======   =====

 Revenues

   Our revenues consist of (1) monthly fees from customer use of Internet Data Center sites, network services and managed services, including professional services and use of equipment and software provided by us, (2) revenues from sales of third-party equipment to customers and (3) fees for installation and certain professional services. Currently, substantially all of our revenue is derived from services. Revenues, other than installation fees, equipment sales to customers and certain professional services, are generally billed and recognized ratably over the term of the contract, which is generally one year. Installation fees are typically recognized at the time the installation occurs, and equipment revenues are typically recognized when the equipment is delivered to the customer or placed into service at an Internet Data Center. We sell third-party equipment to our customers as an accommodation to facilitate their purchase of services. One-time professional service fees are typically recognized when the services are rendered.

   Our service revenues increased 372% from $2.5 million in 1996 to $11.6 million in 1997 and increased an additional 330% to $49.8 million in 1998. This growth in service revenues was primarily the result of opening our Internet Data Centers, increases in the number of new customers, substantially all of which were Internet Data Center customers, and increases in revenues from existing customers. Equipment revenues increased 21% from $676,000 in 1996 to $820,000 in 1997 and 257% to $2.9 million in 1998.

   Our revenues increased 323% to $72.6 million for the six months ended June 30, 1999 from $17.2 million in the same period of the prior year. This growth in revenues was the result of increases in the number of new customers, substantially all of which were Internet Data Center customers, increases in revenues from existing customers and revenue contributions from Arca and AIS.

 Cost of Revenues

   Our cost of revenues is comprised of the costs for our backbone network and local telecommunications loops, depreciation, salaries and benefits for our customer service and operations personnel (customer service personnel, network engineers and professional services personnel), rent, repairs and utilities related to our Internet Data Centers and other sites and costs of third-party equipment sold to customers.

   Cost of service revenues increased from $2.5 million in 1996 to $16.2 million in 1997 and to $59.3 million in 1998. Our cost of service revenues as a percentage of revenues increased from 81% in 1996 to 131% in 1997 and declined to 112% in 1998. The increases in cost of service revenues in absolute dollars were due to increased costs associated with the build-out and operation of our increasing number of Internet Data Centers, including increased costs for our redundant backbone network and local telecommunications loops, depreciation, salaries and benefits for our customer service and operations personnel, and rent. The increase in cost of service revenues as a percentage of revenues from 1996 to 1997 reflects the timing of investments in Internet Data Centers and network infrastructure relative to the growth in associated revenue. The decrease in cost of service revenue as a percentage of revenue from 1997 to 1998 resulted from revenues from new and existing Internet Data Centers increasing faster than related costs of revenues. Costs for our redundant backbone network and local telecommunications loops increased by approximately $3.8 million from 1996 to 1997 and by approximately $15.2 million from 1997 to 1998. Depreciation increased by approximately $3.0 million from 1996 to 1997 and by approximately $8.4 million from 1997 to 1998. Salaries and benefits for our customer service and operations personnel increased by approximately $3.5 million from 1996 to 1997 and by approximately $6.7 million from 1997 to 1998. Rent expense increased by approximately $945,000 from 1996 to 1997 and by approximately $3.1 million from 1997 to 1998. Cost of equipment revenues increased from $452,000 in 1996 to $640,000 in 1997 and to $2.3 million in 1998. Cost of equipment revenue in absolute dollars varies primarily as a result of equipment revenues and cost of equipment revenues as a percentage of revenues varies due to the mix of equipment purchased by customers.

   Cost of revenues increased 174% to $62.7 million for the six-month periods ended June 30, 1999 from $22.9 million in the same period of the prior year. These increases in cost of revenues in absolute dollars were primarily the result of costs associated with hiring additional employees and consultants, increased traffic on our network, depreciation due to capital expenditures, utilities and other costs related to the opening and expanding of Internet Data Centers. Our cost of revenues as a percentage of revenues decreased to 86% for the six months ended June 30, 1999 from 133% for the same period of the prior year. This decline was due primarily to our increase in revenue between comparison periods. We expect that cost of revenues will continue to increase in absolute dollars but will continue to decline as a percentage of total revenue as existing costs are spread over more substantial operations.

 Marketing and Sales

   Our marketing and sales expenses are comprised of salaries, commissions and benefits for our marketing and sales personnel, printing and advertising costs, public relations costs, consultants' fees and travel and entertainment expenses.

   Our marketing and sales expenses increased from $2.7 million in 1996 to $12.7 million in 1997 and to $28.8 million in 1998. These increases were primarily the result of hiring additional marketing and sales personnel, expanding marketing programs in connection with our expansion of our operations, including the number and scope of our Internet system and network management solutions, and in 1998, the charge of $525,000 associated with the warrant for common stock issued to At Home Corporation. Salaries and benefits for our sales and marketing personnel increased by approximately $6.1 million from 1996 to 1997 and by approximately $10.4 million from 1997 to 1998, and costs associated with tradeshows and advertising increased by approximately $977,000 from 1996 to 1997 and approximately $114,000 from 1997 to 1998. The increase in marketing and sales expenses as a percentage of revenues from 1996 to 1997 reflects the continued expansion of marketing and sales efforts prior to the receipt of associated revenues. The decrease in marketing and sales as a percentage of revenues from 1997 to 1998 was due to revenues growing faster than marketing and sales expenses.

   Our marketing and sales expenses increased 64% to $22.2 million for the six-month period ended June 30, 1999 from $13.6 million in the same period of the prior year. The increase in absolute dollars was primarily the result of increased compensation and related expenses associated with hiring additional marketing and sales personnel. Our marketing and sales expense as a percentage of revenues decreased to 31% for the six months ended June 30, 1999 from 79% for the same period of the prior year. This decline was primarily due to our significant increase in revenue between comparison periods. We expect that marketing and sales expense will continue to decrease as a percentage of total revenue as existing costs are spread over more substantial operations.

 General and Administrative

   Our general and administrative expenses are primarily comprised of salaries and benefits for our administrative and management information systems personnel, consulting fees, recruiting fees and amortization of intangible assets.

   Our general and administrative expenses increased from $1.1 million in 1996 to $6.0 million in 1997 and to $15.9 million in 1998. These increases were primarily the result of increased compensation expenses associated with additional hiring of general and administrative personnel, costs for consultants and professional services providers, fees paid for recruiting and amortization of deferred compensation. Salaries and benefits for general and administrative personnel increased by approximately $2.0 million from 1996 to 1997 and by approximately $2.6 million from 1997 to 1998. Costs for consultants and professional services providers increased by approximately $1.1 million from 1996 to 1997 and by approximately $900,000 from 1997 to 1998. Recruiting fees increased by approximately $968,000 from 1996 to 1997 and by approximately $440,000 from 1997 to 1998. These increased expenses reflected our need for additional general and administrative personnel to handle the expansion of our operations. The amortization of deferred compensation included in general and administrative expenses was $741,000 in 1997 and $597,000 in 1998, and there was no such expense recorded in 1996. See "--Stock Compensation Expense" below. The increase in general and administrative expenses as a percentage of revenues from 1996 to 1997 resulted primarily from deferred compensation expenses in 1997. The decrease in general and administrative expenses as a percentage of revenues from 1997 to 1998 was due to revenues growing faster than general and administrative expenses.

   Our general and administrative expenses increased 181% to $15.9 million for the six-month period ended June 30, 1999 from $5.7 million in the same period of the prior year. The increase in absolute dollars was primarily the result of increased compensation expenses associated with additional hiring of general and administrative personnel and the amortization of intangible assets related to the acquisitions of Arca and AIS. Our general and administrative expense as a percentage of revenues decreased to 22% for the six month periods ended June 30, 1999 from 33% for the same period of the prior year. This decline was primarily due to our significant increase in revenue between comparison periods. We expect that general and administrative expense will continue to decrease as a percentage of total revenue as existing costs are spread over more substantial operations.

 Product Development

   Our product development expenses primarily consist of salaries and benefits for our product development personnel and fees paid to consultants.

   Our product development expenses increased from $444,000 in 1996 to $1.6 million in 1997 and to $3.2 million in 1998. Our product development expenses grew between the comparison periods primarily because of the addition of product development personnel to support our expanded service offerings. The decrease in product development expenses as a percentage of revenues from 1996 to 1998 resulted from revenues growing faster than product development expenses.

   Our product development expenses increased 108% to $2.8 million for the six-month period ended June 30, 1999 from $1.4 million in the same period of the prior year. Our product development expenses grew primarily due to the addition of product development personnel to support our expanded service offerings. Our product development expense as a percentage of revenues decreased to 4% for the six months ended June 30, 1999 from 8% for the same period of the prior year. This decline was due to our significant increase in revenue between comparison periods.

 Net Interest Expense

   Our net interest expense increased from $39,000 in 1996 to $506,000 in 1997 and to $9.8 million in 1998. The increase in net interest expense from 1996 to 1997 was primarily the result of substantially increased borrowings as we entered into equipment loans and lease agreements to finance the construction of our Internet Data Centers. The increase in net interest expense from 1997 to 1998 was primarily the result of interest expenses associated with our $200 million of senior notes which were issued July 1, 1998, substantially increased borrowings as we entered into equipment loans and lease agreements to finance the construction of our Internet Data Centers, and working capital lines of credit to finance working capital for our operations.

   Our net interest expense increased to $12.0 million for the six-month period ended June 30, 1999, from $1.1 million for the same period of the prior year. The increase in net interest expense was primarily the result of interest expense associated with our senior notes issued July 1, 1998 and our $250 million convertible subordinated notes which were issued March 3, 1999.

   We expect that net interest expense will continue to increase as we incur additional interest related to our $75 million senior notes offering, which occurred on June 22, 1999, enter into additional equipment leases and loans, obtain additional borrowings and long term debt and experience reduced interest income as a result of the decline in our cash reserves to fund working capital and other uses.

 Stock Compensation Expense

   We had no stock compensation expense in 1996. During 1997, we recorded deferred stock compensation of approximately $3.5 million in connection with the grant of certain stock options from March through

December 1997. This amount is generally amortized over the 50-month vesting period of these options. Of this amount, approximately $1.1 million was amortized in 1997 and $1.3 million was amortized in 1998.

   For the six months ended June 30, 1998, approximately $0.8 million was amortized while approximately $0.4 million was amortized for the six months ended June 30, 1999.

   This amortization is being recorded in a manner consistent with FASB Interpretation No. 28. See Note 5 of Notes to Consolidated Financial Statements.

 EBITDA

   Our loss before interest, taxes, depreciation, amortization and other non-cash charges ("EBITDA") was $3.6 million in 1996, $20.3 million in 1997 and $41.1 million in 1998. The increases in the level of EBITDA losses between the comparison periods were primarily due to increased expenditures needed to support our growth in operations, including salaries and benefits for additional employees, network costs, rent, utilities and other costs related to the increase in the number of our Internet Data Centers as well as increased marketing and sales expenses, consulting fees and professional services.

   Our EBITDA was $18.1 million for the six-month period ended June 30, 1999 compared to $20.1 million for the same period of the prior year. The decrease in the magnitude of EBITDA losses between the comparison period was primarily due to the significant increases in revenue over this period along with economies of scale experienced as a result of more substantial operations offset in part by increased compensation costs associated with the hiring of additional employees during that time period.

   EBITDA should not be used as an alternative to operating loss or net cash provided by (used for) operating activities, investing activities or financing activities, each as measured under generally accepted accounting principles. However, our management believes that EBITDA is an additional meaningful measure of performance and liquidity.

Liquidity and Capital Resources

   Since inception through June 30, 1999, we have financed our operations primarily through private sales of preferred stock, our initial public offering in March 1998, our senior notes offerings in July 1998 and June 1999, our convertible subordinated notes offering in March 1999 and through various types of equipment loans and lease lines and working capital lines of credit. At June 30, 1999, our principal sources of liquidity were $330.6 million in cash and cash equivalents. As of that date, we also had equipment loans and lease lines of credit under which we could borrow up to an additional aggregate of $1.2 million for purchases of equipment. As of June 30, 1999, our total bank borrowings, equipment loans and lines of credit facilities, capital lease obligations, senior notes and convertible subordinated notes were $582.9 million. See Notes 4 and 6 of Notes to Consolidated Financial Statements.

   Since we began to offer server hosting services in 1995, we have had significant negative cash flows from operating activities. Net cash used for operating activities for the year ended December 31, 1996, 1997 and 1998 was $3.1 million, $15.5 million and $46.5 million, respectively. Net cash used for operating activities for the six months ended June 30, 1999 was $21.8 million. Net cash used for operating activities in each of these periods was primarily due to net losses and increases in accounts receivable, offset in part by increases in accounts payable and accrued expenses and depreciation and amortization.

   Net cash used for investing activities for the year ended December 31, 1996, 1997 and 1998 was $3.9 million, $23.9 million and $92.7 million, respectively. Net cash used for investing activities for the six months ended June 30, 1999 was $106.1 million. Net cash used for investing activities in each of these periods was due primarily to capital expenditures for the continued construction of Internet Data Centers, businesses acquired (see Note 2 of Notes to Consolidated Financial Statements); in 1998, the investment of funds held in escrow for interest payments on the senior notes and, in the six months ended June 30, 1999, expenditures related to a telecommunications agreement into which we entered.

   Net cash provided by financing activities for the year ended December 31, 1996, 1997 and 1998 was $10.5 million, $45.9 million and $279.9 million, respectively. Net cash provided by financing activities for the six months ended June 30, 1999 was $307.6 million. Net cash provided by financing activities in each of these periods was primarily due to the proceeds from issuance of redeemable convertible preferred stock and warrants, the initial public offering, issuances of $275 million of senior notes and $250 million of convertible subordinated notes, and equipment loans and line of credit facilities.

   As of June 30, 1999, we had commitments under capital leases and under noncancellable operating leases of $39.6 million and $116.5 million, respectively, through 2010. We intend to make significant expenditures during the next 12 months primarily for property and equipment, in particular equipment and construction needed for existing and future Internet Data Centers, as well as office equipment, computers and telephones. We expect to finance these capital expenditures primarily through net proceeds from the senior notes and convertible notes and existing and future equipment loans and lease lines of credit. We believe our working capital and capital expenditure requirements over the next 12 months can be met with existing cash and cash equivalents and short-term investments, cash from sales of services and proceeds from existing and future equipment financing lines of credit. We may enter into additional equipment loans and capital leases. We may also seek to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that we will be successful generating sufficient cash flows from operations or raising capital in sufficient amounts on terms acceptable to us. See "Risk Factors--Rapid expansion produces a significant strain on our business."

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows. We will be required to implement SFAS No. 133 for the year ending December 31, 2001.

Quantitative and Qualitative Disclosures About Market Risk

   We have limited exposure to financial market risks, including changes in interest rates. The fair value of our investment portfolio or related income would not be significantly impacted by a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of the major portion of our investment portfolio. Our investment portfolio primarily consists of money market funds, United States Treasury Notes, and certificates of deposit. An increase or decrease in interest rates would not significantly increase or decrease interest expense on debt obligations due to the fixed nature of our debt obligations. We do not currently have any significant foreign operations and thus are not currently materially exposed to foreign currency fluctuations.

                                    BUSINESS

The Company

   Exodus is a leading provider of Internet system and network management solutions for enterprises with mission-critical Internet operations. Our solutions include Internet Data Centers, network services and managed services, including professional services, which together provide the high performance, scalability and expertise that enterprises need to optimize their Internet operations. Exodus delivers its services from geographically distributed, state-of-the-art Internet Data Centers that are connected through a high performance dedicated and redundant backbone network. Our tailored solutions are designed to integrate with existing enterprise systems architectures and to enable customers to outsource the monitoring, administration and optimization of their equipment, applications and overall Internet operations. As of June 30, 1999, we had more than 1,300 customers, including installed and uninstalled customers under contract, and managed over 11,000 customer servers. Our customers represent a variety of industries, ranging from Internet-centric companies such as Lycos, Inc., eBay Inc., MSN Hotmail (a subsidiary of Microsoft Corporation), Yahoo!GeoCities and Inktomi Corporation, to media companies such as MSNBC, USA Today Information Network, SportsLine USA, Inc. and E-Online!, to Fortune 500 customers such as Applied Materials, Hewlett-Packard Company and National Semiconductor Corporation.

   Because Internet usage is growing rapidly, businesses are increasing the breadth and depth of their Internet product and services offerings. These Internet operations are mission-critical for virtually all Internet-centric businesses and are becoming increasingly mission-critical for many mainstream enterprises. In order to ensure the quality, reliability, availability and redundancy of these mission-critical Internet operations, corporate IT departments must make substantial investments in facilities, personnel, equipment and networks that must be continuously upgraded to reflect changing technologies and rapidly scale as the enterprise grows. Such a continuing significant investment of resources is often an inefficient use of overall resources and, as a result, a significant need exists for outsourcing arrangements that can increase performance, provide continuous operation of Internet solutions and reduce Internet operating expenses. We believe a significant opportunity exists for a highly focused company to provide a combination of server hosting, Internet connectivity and managed services that will enable reliable, high performance of mission-critical Internet operations.

   Exodus offers an integrated portfolio of solutions that provide customers with a scalable, secure and high performance platform for the development, deployment and proactive management of mission-critical Internet operations. Our server hosting and Internet connectivity services are offered through our Internet Data Centers' redundant backbone network of multiple high speed DS-3, OC-3 and OC-12 lines, along with our public and private network peering interconnections. We continue to upgrade our network in order to accommodate expected traffic growth. Our managed services include performance monitoring, site management reports, data backup and restore services, security services and professional services. These services provide the foundation for high performance, availability, scalability and reliability of customers' Internet server operations. In addition, we integrate best-of-breed technologies from leading vendors with our expertise and proprietary technology.

   Our objective is to become the leading provider of Internet system and network management solutions for enterprises with mission-critical Internet operations. To achieve this objective, we intend to:

  . extend our market leadership and position Exodus as the brand name and leader in this market;

  . focus on enhancing systems and network management and Internet technology services;

  . accelerate our domestic expansion and begin to establish a global presence;

  . leverage our expertise to address new market opportunities such as e-commerce; and

  . continue to establish strategic relationships for distribution and technology.

   We began offering server hosting and Internet connectivity services in late 1995, opened our first dedicated Internet Data Center in August 1996, and introduced managed services in 1997 and professional services, a subcategory of managed services, in 1998. We currently operate 14 domestic Internet Data Centers located in seven metropolitan areas: Boston, Chicago, Los Angeles, New York, Seattle, Silicon Valley and Washington, D.C. In addition, we opened our first Internet Data Center outside of the United States in the London metropolitan area in June 1999. Our Internet Data Centers consist of approximately 970,000 gross square feet.

   We recently expanded our solutions and services by acquiring three providers of Internet technologies, Arca, AIS and Cohesive. In October 1998, we purchased Arca, a provider of advanced network and system security consulting services. In February 1999, to accelerate our launch into the Chicago metropolitan area, we acquired AIS, a regional provider of co-location, Web hosting and professional services. In July 1999, we acquired Cohesive for approximately $115 million in cash, Exodus common stock and the assumption of Cohesive options. Cohesive is a technology professional services organization with expertise in networking, Web applications and technology solutions. In addition, in October 1999, we signed a definitive agreement to acquire Service Metrics, Inc., an Internet monitoring applications and services company. See "Prospectus Summary--Recent Events."

Services

   Exodus' Internet solutions and services are designed to provide enterprises with the high performance, scalability and expertise they need to optimize their mission-critical Internet operations. We create tailored solutions for our customers based on their unique business and technical requirements, and modify the services as the customers' needs evolve. Our service offerings include server hosting from our Internet Data Centers, network services and managed services, including professional services.

 Internet Data Centers--Server Hosting Facilities

   We deliver our services from geographically distributed, state-of-the-art Internet Data Centers with uninterruptible power supply and back-up generators, fire suppression, raised floors, HVAC, separate cooling zones, seismically braced racks, 24x7 operations and high levels of physical security. In these facilities, we support leading Internet hardware and software systems vendor platforms, including those from Compaq Computer Corporation, Dell Computer Corporation, Hewlett-Packard Company, IBM, Microsoft Corporation, Silicon Graphics, Inc., Sun Microsystems, Inc. and The Santa Cruz Operation, Inc. This multi-vendor flexibility enables the customer to retain complete control over the technical solution and to integrate its Internet operations with its existing IT technical architecture. Because mission-critical Internet operations are typically very dynamic and often require immediate hardware and software upgrades to maintain targeted service levels, customers have unlimited 24x7 access to the Internet Data Centers. Additional space and electrical power can be added as needed, ensuring that the customer has access to additional server hosting services.

   Based upon their business and technical requirements, customers can select from shared rack facilities within common cage areas, highly secure cabinets, enclosed cage facilities or vaults. Our server hosting facilities generally include dedicated electrical power circuits to ensure that each customer's electrical power requirements are met.

   The following chart summarizes the key features of our current server hosting services:

Service                  Description                            Benefits
-------                  -----------                            --------
CyberRack  . 19" or 23" quarter, half or full rack  . Entry-level service, providing economical solution for
                                                      customers that do not need
                                                      dedicated environments
                                                    . Secured environment that is
                                                      shared by multiple customers

Service                                 Description                                 Benefits
-------                                 -----------                                 --------
CyberCabinet         . 19" or 23" full cabinet                          . Dedicated, locked cabinet
                                                                        . A single rack with the
                                                                          security of a dedicated
                                                                          environment
                                                                        . Dedicated power circuits
Virtual Data Center  . 7' x 8' cage or customized to order              . Dedicated, locked cage
                                                                        . Flexibility in designing and
                                                                          configuring Internet servers,
                                                                          including space for multiple
                                                                          racks and other customer
                                                                          computing products
                                                                        . Dedicated power circuits
ExodusVault          . 8' x 8' or 8' x 12' vault or customized to order . Dedicated, enclosed security area
                                                                        . Additional security for
                                                                          sensitive Internet
                                                                          transactions by financial
                                                                          institutions and on-line
                                                                          merchants
                                                                        . Biometric identification for
                                                                          entry
                                                                          and exit, motion and
                                                                          temperature detectors,
                                                                          cameras, high impact glass,
                                                                          and secured data and
                                                                          electrical lines
                                                                        . Dedicated power circuits

 Network Services--Internet Connectivity

   Exodus connects its Internet Data Centers through a high performance, dedicated and redundant backbone network with multiple high speed DS-3, OC-3 and OC-12 lines, along with our public and private network peering interconnections. Our network services are designed to deliver the scalability, high availability and performance required for high-volume, mission-critical Internet operations. Since our customers' mission-critical Internet operations often experience network traffic spikes due to promotions or events, we have a policy of providing sufficient excess network capacity for our customers.

   To meet customers' requirements of near 100% availability, our network is designed to minimize the likelihood of any single point of failure. Each Internet Data Center has multiple physical fiber paths into the facility. We maintain multiple network links from multiple vendors into each Internet Data Center and regularly check that our fiber backbone is traversing physically separated paths. Customers may also enhance their Internet site's availability by physically duplicating their site at multiple Internet Data Centers, and synchronizing applications and content through our private fiber backbone network. This network architecture optimizes the availability of a customer's site, even in the event of a link failure.

   Our network services are also designed to consistently deliver low-latency and peak network performance. During the second quarter of 1999, our network exchanged a sustained 4.2 gigabits per second volume of traffic with the Internet during peak periods. Our backbone engineering personnel continuously monitor traffic patterns and congestion points throughout our network and at our interconnection points, and dynamically reroute traffic flows to optimize end-user response times. We also provide peak network performance by maintaining a large number of direct public and private network peering interconnections. Our network includes private peering interconnections with 48 national ISPs, as well as public peering interconnections with over 154 ISPs.

 Managed Services

   We provide managed services to our customers, including detailed monitoring, reporting and management tools to control their hardware, network, software and application environments. Through our system and network management framework, a customer can manage mission-critical Internet operations housed at our

Internet Data Centers as well as at the customer's site. We believe this provides an important advantage to enterprises seeking to outsource a portion of their Internet operations and to link the management of the outsourced operations with in-house operations. Our proactive service methodology focuses on identifying and resolving potential problems before they ever affect an Internet site's availability or performance. Our sophisticated Internet system and network management solutions enable us to identify and to begin to resolve hardware, software, network and application problems, frequently before the customer is even aware that a problem exists. We offer the services summarized in the following chart:

Service                Description                        Benefits
-------                -----------                        --------
Managed      . A package of 24x7 monitoring   . Real time monitoring,
 Monitoring    and management solutions for     notification and reporting for
 Services      system and database              server and database alarms and
               applications                     problems
             . 24x7 proactive monitoring of   . Maximizes availability of
               Internet server process          customers' mission-critical
             . 24x7 rebooting of servers        Internet operations by
             . Monthly and daily reports        identifying potential problems
               available via the Web            proactively
             . An Exodus system               . Allows customers to leverage
               administrator that performs      Exodus' systems expertise
               problem resolution and         . Offload problem resolution to
               automated process restarts       Exodus (optional)
               (optional)
Site         . Bandwidth usage reports,       . Assists in capacity planning
 Management    graphic and tabular statistics   and management of network
 Reports       delivered to customers via the   resources
               Internet on an hourly, daily
               and semi-monthly basis
Internet     . Tape management services to    . Maximizes the availability of
 Disaster      restore sites after a system     customers' applications;
 Recovery      failure                          provides additional redundancy
             . Distributed load balancing       in the event of Internet site
               services to seamlessly re-       failure
               route user traffic to an
               alternate site in the event of
               a failure
Internet     . Assigned project manager       . Assures a smooth transition to
 Systems       accountable for developing a     an Exodus Internet Data Center
 Integration   migration plan, managing the     along with ongoing support
               site's installation and
               providing ongoing account
               support
             . Exodus acts as value-added
               reseller of Cisco and F5 Labs,
               Inc. products, primarily
               routers, hubs and switching
               equipment, in connection with
               server hosting services

Service                  Description                        Benefits
-------                  -----------                        --------
Data Vault     . Fully-managed on site back-up  . Maintains regular data back-up
                 and restore provided in          and fast network restore
                 partnership with Sun             capability for mission-
                 Microsystems, utilizing          critical Internet sites
                 Veritas NetBackup solution and
                 DLT tape storage technology
Managed        . Fully managed firewall         . Enhances site security
 Firewall        perimeter security solution
 Service
               . 24x7 proactive monitoring
Vulnerability  . Automated testing for web      . Proactive notification of
 Scanning        site weaknesses                  potential security
                                                  vulnerabilities
Intrusion      . Detection and notification of  . Allows customers to react
 Detection       hacker attacks                   quickly when their site is
                                                  being attacked
Exodus         . Site requests intelligently    . Increases availability and
 MultiPath       balanced across multiple         performance for multi-server,
 Site            servers located within a         mission-critical Internet
                 single Internet Data Center      sites
Exodus         . Intelligent routing services   . Maximizes availability and
 MultiPath       that geographically distribute   performance for Internet sites
 Net             end-user requests                located across multiple
               . Traffic routed based upon        Internet Data Centers
                 server performance and         . Optimizes end-user response
                 availability, Internet traffic   time
                 patterns and the geographic    . Provides sophisticated
                 locations of the requesters      Internet site redundancy
Caching        . Deployment of Inktomi network  . Provides customers with a
                 caching technology through our   cost-effective option to
                 network of Internet Data         geographically distribute
                 Centers that will facilitate     their content, thereby
                 the distribution of customer     enabling them to reach a wider
                 content                          range of their Internet end-
                                                  users

   We also offer professional services and, through the acquisition of Cohesive Technology Solutions, Inc., have expanded these services to assist our customers in planning their strategies for managing mission-critical Internet operations, transitioning operations to our Internet Data Centers and managing various aspects of their Internet operations. These services can be layered to allow customers to outsource an increasing portion of the management of their Internet operations.

Customers

   We have established a diversified base of customers in a wide range of industries, including finance, entertainment, high technology, education, healthcare and publishing. As of June 30, 1999, we had over 1,300 customers (including installed and uninstalled customers under contract). The following is a representative list of our Internet Data Center customers. None of these customers individually represented in excess of 10% of 1998 revenues or revenues for the first half of 1999.

Applied Materials     FreeRealTime.com              NextCard
Beyond.com            Fujitsu                       Onsale
Conde Net             Hewlett-Packard               priceline.com
Cybercash             Inktomi                       SF Gate--The Chronicle
DoubleClick           Kelley Blue Book               Publishing Company
eBay                  Lycos                         Sony Online Ventures
Eidos Interactive     Macromedia                    SportsLine USA
E-Loan                MSNBC Interactive News        United Media
eShare Technologies   MSN Hotmail                   USA Today Information
France Telecom North  National Semiconductor         Network
 America                                            Yahoo!GeoCities

Sales and Marketing

   Our sales and marketing objective is to achieve broad market penetration within our target market of enterprises that depend upon the Internet for mission-critical operations. As of June 30, 1999, we had 265 employees engaged in sales and marketing.

   We sell our services to enterprises directly through our sales force and indirectly through our channel partners. We are actively seeking to increase our sales and distribution capabilities and coverage in the United States and to expand internationally as new Internet Data Centers are installed outside of the United States, commencing with our Internet Data Center in London, England. Currently, most of our sales are derived through the efforts of our direct sales force.

 Sales Force

   Our sales force is organized into four distinct groups, consisting of field sales, strategic accounts, channel sales and telesales, each of which is further divided into geographical regions within the United States. There is also a new sales organization in London that we began to staff in October 1998. Systems engineers and project managers support our sales force, providing pre- and post-sales support to ensure that customers' services are implemented properly and efficiently.

 Channel Program

   Our channel program includes relationships with At Home Corporation, Hewlett-Packard Company, Silicon Graphics, Inc. and Sun Microsystems, Inc. The various levels of channel program partner participation are summarized below:

  . Solutions Integrators play a sales representative role for us, and receive a one-time payment, based on the monthly recurring charges from opportunities brought into us. They are typically consultants, independent Web developers, content developers, developers of small- to medium-sized applications, and regional VARs.

  . Alliance Partners market our services, and receive a monthly residual income for opportunities introduced to us. Alliance Partners are typically larger regional or national systems integrators, Web developers, hardware and software resellers, consulting organizations and ISPs.

  . Technology Partners market software or hardware solutions, working together with us to offer superior services and innovative products. Through product promotions and bundled solutions, technology partners can offer their customers new value-added services and greater pricing incentives.

  . Resellers market co-branded Exodus services. They commit to a certain volume level to resell as part of their application or niche-focused service offering to their customer base.

 Marketing

   Our marketing organization is responsible for product marketing management, public relations and marketing communications. Product marketing management includes defining the product roadmap and bringing to market the portfolio of services and programs that will address customer needs. These activities include product strategy and definition, pricing, competitive analysis, product launches, channel program management and product lifecycle management. We stimulate product demand through a broad range of marketing communications, public relations, industry event sponsorship, as well as through our Web site. Public relations focuses on cultivating industry analyst and media relationships with the goal of securing broad media coverage and public recognition of our leadership position in the market for Internet system and network management solutions.

Customer Service

   We offer superior customer service by understanding the technical requirements and business objectives of our customers and by fulfilling their needs proactively on an individual basis. Working closely with our customers, we optimize the performance of our customers' Internet operations, avoid downtime, resolve problems that may arise, and make appropriate adjustments in services as customer needs change over time. In December 1998, to enhance our customer service delivery and increase operating efficiencies 24x7, we launched a centralized response center which handles inbound calls, monitoring, and problem resolution for our Internet Data Centers in the Silicon Valley metropolitan area. Given the success of this program, in May 1999, we centralized all response handling support for our domestic Internet Data Centers in this response center. Partnering with our customers, we also solicit feedback to ensure that we continue to offer the highest quality of service. We use advanced software tools to aid in customer monitoring and service efforts. Many of our customer service personnel have been specifically trained and certified by the vendors of our software tools, including Sun Microsystems, Inc., Microsoft Corporation, Oracle Corporation and Computer Associates.

   We also provide customer service and technical support during the installation phase, including a transition team and project management support. Our customer service continues after installation, through customer advocacy representatives who are responsible for resolving customer problems.

   In addition, we provide system integration services between the customer's Internet site and legacy systems. After installation, primary customer support is coordinated through each Internet Data Center's Network Control Center. These centers are operated 24x7 by engineers who monitor site and network operations, and activate teams to solve problems that arise. To solve complex problems, we draw on the collective expertise at all of our Internet Data Centers, creating a nationwide engineering pool. Our customer service personnel are also available to assist customers whose operations require specialized procedures.

   We employ network engineers and systems administrators who work with customers to design and maintain their Internet operations. Our network engineers and system administrators are trained specialists who support Windows NT, Solaris, Linux and other UNIX platforms. They are also trained to support Cisco routers and switches. They also serve as the second level of support for customer issues that cannot be resolved by the Network Control Center. We also employ a group of backbone engineers who are accountable for designing and operating the dynamic network that connects our Internet Data Centers. This group constantly monitors the network design and effectiveness to optimize performance for customers, rerouting and redesigning traffic as conditions require.

   Our contracts with customers generally cover the provision of services by us for a one-year period and may contain, among other things, various service level warranties. These service agreements entered into prior to August 1997 typically included service level warranties which provided that, if we failed to provide Internet Data Center services to a customer for more than 24 consecutive hours, a customer's account would be credited for the charges the customer paid for services it did not receive during period affected. Between August 1997 and July 1998, our service agreements typically included service level warranties which provided that, if we fail to provide Internet Data Center services to a customer for more than two consecutive hours, the customer's account would be credited for one day of service and, if for more than eight consecutive hours, one week of service, with each customer limited to one credit per month. Since July 1998, our service agreements have typically included service level warranties which provide that, if we fail to provide Internet Data Center services to a customer for more than 15 minutes, the customer's account would be credited for one day of service, up to a maximum of seven days in any month. In addition, we provide additional credits for packet loss and transmission latency. Certain customers have received more favorable terms than those described above. To date, only a limited number of customers have been entitled to these warranties to receive a credit for a period of free service. As we did not open our first dedicated Internet Data Center until August 1996, we have had Internet Data Center customers for only a short period of time. Accordingly, we have had limited experience with customers continuing to receive services after the initial term of their contract.

   As of June 30, 1999, we had 364 employees dedicated to customer service, professional services and network engineering.

Network Design

   Our high performance server network is designed to provide the highest possible availability and reliability for our customers' Internet operations. The network comprises our eight Internet Data Centers that are interconnected by a high-performance backbone network that is connected to the Internet through public and private peering interconnections. Within each Internet Data Center, a virtual LAN environment provides redundant, high-speed internal connectivity.

   Our Internet Data Centers are located near most of the major Internet exchange points ("IXPs") and are connected to their local IXPs by multiple DS-3 or OC-3 lines, provisioned by Teleport Communications Group Inc., MFS Communications Company, Inc., Brooks Fiber Properties, Inc. and the Regional Bell Operating Companies. These links to the local exchange points, combined with private exchanges with ISPs, connect the customers' traffic to the Internet.

   In order to provide a high level of redundancy, performance and capacity, along with real-time content replication or caching across our Internet Data Centers, we have multiple DS-3, OC-3 and OC-12 lines. We engineer our backbone with a geographically diverse fiber path to provide high availability, even in the event of a link failure. We regularly upgrade our network in order to accommodate expected traffic growth. For customers with servers located at multiple Internet Data Centers, we provide dynamic response time and load balancing technologies for optimal routing of traffic.

   Within each Internet Data Center, we deploy a virtual LAN environment to increase reliability and performance and to provide customers with redundant connectivity to our backbone and the Internet. DS-3, OC-3 and OC-12 lines are strategically placed on different routers to avoid any single points of failure. We also use a combination of public and private peering interconnections to achieve fast and reliable delivery of content. We have private peering interconnections with 48 national ISPs and public peering interconnections with over 154 ISPs. We also have a presence at each of the major U.S. IXPs.

   We will continue to work with ISPs to establish direct private peering interconnections at each of our Internet Data Centers, thus enhancing content delivery. Our broad combination of private and public peering interconnections provides customers with the reliability and redundancy that they need to ensure their content reaches its intended destination. We seek to provide significant unutilized network capacity for our LAN, WAN and public and private peering links to allow for spikes in demand or line outages.

Product Development

   Our product development group is accountable for evaluating and integrating best-of-breed technologies to enhance our service offerings that support the customers' mission-critical Internet operations. We are also developing proprietary technologies that will be integrated with these best-of-breed technologies. We believe that establishing relationships with technology leaders enables us to leverage these enterprises' research and development expertise. These relationships enable us to gain quicker access to innovative technologies and thus provide more creative value-added solutions for our customers. For example, we have worked very closely with Computer Associates to develop certain of our management services using Computer Associates' Unicenter TNG technology. See "Risk Factors--We depend on third-party equipment and software suppliers."

   Our product development personnel have continued to develop strategic vendor and technology relationships, such as the one with Computer Associates. Other key partners include Checkpoint Software Technologies Limited, Cisco Systems, Inc., Raptor Systems, Inc. and Sun Microsystems, Inc. Additionally, we are developing a caching service with Inktomi Corporation. To the extent that we are unable to obtain the technology necessary to meet customers' needs from a third party, we may develop the technology ourself. As of June 30, 1999, we employed 45 persons in product development.

   We incurred product development expenses of $444,000 in 1996, $1.6 million in 1997, $3.2 million in 1998 and $2.8 million in the first six months of 1999.

Competition

   Our market is intensely competitive. There are few substantial barriers to entry, and we expect to face additional competition from existing competitors and new market entrants in the future. The principal competitive factors in this market include:

  .  Internet system engineering and other technical expertise;

  .  customer service;

  .  network capability, reliability, quality of service and scalability;

  .  the variety of services offered;

  .  access to network resources, including circuits and equipment;

  .  broad geographic presence;

  .  price;

  .  the ability to maintain and expand distribution channels;

  .  brand name;

  .  the timing of introductions of new services;

  .  network security; and

  .  financial resources.

   There can be no assurance that we will have the resources or expertise to compete successfully in the future. Our current and potential competitors in the market include:

  .  providers of server hosting services;

  .  national and regional ISPs;

  . global, regional and local telecommunications companies and Regional Bell Operating Companies;

  .  large IT outsourcing firms; and

  .  other technology services and products companies.

   Many of our competitors have substantially greater resources, more customers, longer operating histories, greater name recognition and more established relationships in the industry. As a result, these competitors may be able to develop and expand their network infrastructures and service offerings more quickly, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional services competitive with those we provide.

   Some of our competitors may be able to provide customers with additional benefits in connection with the Internet system and network management solutions, including reduced communications costs, which could reduce the overall costs of their services relative to ours. We may not be able to offset the effects of any price reductions. In addition, we believe our market is likely to encounter consolidation in the near future, which could result in increased price and other competition.

Employees

   As of June 30, 1999, Exodus had 784 employees, including 265 employees in sales and marketing, 45 employees in product development, 364 employees in customer service, professional services and network engineering and 110 employees in finance and administration. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. The competition for personnel is intense, and there can be no assurance that we will be able to identify, attract and retain personnel in the future. None of our employees is represented by a labor union, and management believes that our employee relations are good. See "Risk Factors--We must manage growth effectively" and "--We depend on our key personnel."

Properties

   Our executive offices are located in Santa Clara, California and consist of approximately 150,000 square feet that are leased pursuant to an agreement that expires in 2008. We lease the facilities for our current Internet Data Centers in the following metropolitan areas and specific cities, which cover an aggregate of approximately 970,000 gross square feet and expire in the years indicated below:

                                                                        Lease
   Metropolitan Area                                  City and State  Expiration
   -----------------                                  --------------- ----------
   Silicon Valley.................................... Santa Clara, CA    2002
                                                      Santa Clara, CA    2007
                                                      Santa Clara, CA    2009
                                                      Santa Clara, CA    2009
   New York.......................................... Jersey City, NJ    2007
                                                      Weehawken, NJ      2011
   Seattle........................................... Seattle, WA        2007
                                                      Seattle, WA        2009
   Los Angeles....................................... Irvine, CA         2007
                                                      El Segundo, CA     2009
   Washington, D.C. ................................. Herndon, VA        2004
                                                      Sterling, VA       2009
   Boston............................................ Waltham, MA        2010
   Chicago........................................... Oak Brook, IL      2010
   London............................................ Park Royal, UK     2023

   Most of our leases provide for a renewal option upon the expiration of the initial term. We currently maintain sales offices in unutilized space in our Internet Data Centers. We intend to expand domestically and internationally. We expect to open four additional Internet Data Centers and three server hosting sites by the end of 1999. We have recently entered into leases for the space needed for additional sites.

Legal Proceedings

   We are not a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth information regarding our executive officers and directors:

Name                             Age                     Position
----                             ---                     --------
K.B. Chandrasekhar.............   39 Chairman of the Board of Directors
Ellen M. Hancock...............   56 Chief Executive Officer, President and Director
Richard S. Stoltz..............   55 Executive Vice President, Finance, Chief
                                     Operating Officer and Chief Financial Officer
Beverly Brown..................   54 Executive Vice President, Chief Marketing Officer
Herbert Dollahite..............   47 Executive Vice President, Customer Services
                                     and Support and Quality
James J. McInerney.............   47 Executive Vice President, Engineering
Sam S. Mohamad.................   40 Executive Vice President, Worldwide Sales
William R. Yeack...............   41 Executive Vice President, Professional Services
Frederick W.W. Bolander(1)(2)..   38 Director
John R. Dougery(2).............   59 Director
Mark Dubovoy(3)(4).............   52 Director
Max D. Hopper(1)(4)............   65 Director
Peter A. Howley(1).............   59 Director
Daniel C. Lynch(3).............   58 Director
Thadeus J. Mocarski(3)(4)......   37 Director
Naomi O. Seligman..............   66 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Finance Committee
(4) Member of the Corporate Governance Committee

   Each director will hold office until the next Annual Meeting of Stockholders and until his successor is elected and qualified or until his earlier resignation or removal. Each officer serves at the discretion of the Board of Directors.

   K.B. Chandrasekhar, a co-founder of Exodus, has served as our Chairman of the Board of Directors since Exodus' incorporation in California in February 1995, as President from the incorporation until March 1998 and as Chief Executive Officer from the incorporation until September 1998. From 1992 to May 1995, he served as President and a director of Fouress, Inc., a network software design and development firm and Exodus' predecessor, which he co-founded. Mr. Chandrasekhar holds a B.S. degree in physics from Madras University and a B.Tech. degree in electronics and communications from the Madras Institute of Technology.

   Ellen M. Hancock has served as our President since March 1998 and our Chief Executive Officer since September 1998 and has been a director since April 1998. She also served as the acting Vice President, Marketing of Exodus from July 1998 to October 1998. From July 1996 to July 1997, she served as Executive Vice President for Research and Development and Chief Technology Officer of Apple Computer, Inc. From September 1995 to May 1996, Mrs. Hancock served as an Executive Vice President and Chief Operating Officer of National Semiconductor Corporation. From 1966 to February 1995, she served in various staff, managerial and executive positions at International Business Machines Corporation, most recently as Senior Vice President and Group Executive. Mrs. Hancock is also a director of Colgate-Palmolive Company and Aetna Inc. She holds a B.A. degree in mathematics from The College of New Rochelle and an M.A. degree in mathematics from Fordham University.

   Richard S. Stoltz, a co-founder of Exodus, has served as our Executive Vice President, Finance since December 1998, and our Chief Operating Officer and Chief Financial Officer since October 1995 and was a director from January 1996 to October 1996. From February 1994 to September 1995, he was an independent consultant specializing in financial and management information system issues. From 1992 to January 1994, Mr. Stoltz served as Vice President of Finance, Treasurer and Chief Financial Officer of Radius Inc., a computer hardware company. Mr. Stoltz holds a B.S.B.A. degree in marketing and an M.B.A. degree from The American University.

   Beverly Brown has served as our Executive Vice President, Chief Marketing Officer since October 1999. From June 1996 to October 1999, she served as President and Chief Executive Officer of DataMan Software, Inc. From February 1994 to May 1996, she served as an Executive Vice President for Praxis International, Inc., where she was responsible for sales, marketing, business development and professional services. From December 1992 to January 1994, Ms. Brown served as Vice President, Marketing for the INGRES business unit of The ASK Group. Ms. Brown is also a director of SEEC, Inc. She holds a B.S. degree in chemistry/biology from LadyCliff College.

   Herbert Dollahite has served as our Executive Vice President, Customer Services and Support and Quality since November 1998, and served as our Vice President, Quality from June 1998 to November 1998. From August 1994 to June 1998, he served as Senior Engineer/Scientist II, Senior Manager, Central Quality, Director, Integration Quality, and Senior Director, Global Quality Engineering of Apple Computer, Inc. Dr. Dollahite holds a B.S. degree in Engineering from Cornell University, an M.B.A. degree from University of Virginia and a Ph.D. degree in Computer Science from the University of Alabama-Huntsville.

   James J. McInerney has served as our Executive Vice President, Engineering since February 1999 and served as our Vice President, Engineering from October 1998 to February 1999. From November 1995 to October 1998, he served as Vice President of Software Engineering at Synopsys, Inc., a provider of software tools for electronic design automation. From 1974 to October 1995, Mr. McInerney served in various research, managerial and executive positions at International Business Machines Corporation, most recently as Director, Intelligent Communication Services. He holds B.S. and M.S. degrees in mathematics from Polytechnic University in New York.

   Sam S. Mohamad has served as our Executive Vice President, Worldwide Sales since December 1998 and as our Vice President, Worldwide Sales from February 1997 to December 1998. From March 1996 to January 1997, he served as Vice President of Sales and Marketing of Genuity, Inc., a provider of data center products and services. From 1987 to February 1996, Mr. Mohamad held various positions at Oracle Corporation, most recently as Vice President of Direct Sales and Marketing.

   William R. Yeack has served as our Executive Vice President, Professional Services since August 1999. Mr. Yeack has served as General Manager, North America and Corporate Vice President of Marketing for Synon, Inc. from 1996 to August 1999. From 1994 to 1996, Mr. Yeack was President of Tandem Services Company and Director of Tandem Computers. Mr. Yeack holds B.S.B.A. and M.B.A. degrees from Ohio State University.

   Frederick W. W. Bolander has served as a director of Exodus since October 1996. He has been a Managing Director of Gabriel Venture Partners, LLC, a venture capital firm under formation since January 1999. From October 1994 to December 1998 he was associated with Apex Investment Partners, a venture capital firm, where he held various capacities and retired as a general partner. From May 1993 to September 1993, he was a consultant to the African Communications Group, a venture capital and project management firm, and from September 1985 to September 1992, Mr. Bolander held the position of Manager for AT&T Corporation. Mr. Bolander is also a director of Concord Communications, Inc. Mr. Bolander holds B.S. and M.S. degrees in electrical engineering from the University of Michigan and an M.B.A. degree from Harvard University.

   John R. Dougery has served as a director of Exodus since February 1996. He has been President of Dougery Ventures, a venture capital firm, since January 1998. Prior to that time, he was a general partner of Dougery & Wilder, a venture capital firm, from 1981 to December 1997. Mr. Dougery is also a director of Printronix, Inc. Mr. Dougery holds a B.A. degree in mathematics from the University of California, Berkeley and an M.B.A. degree from Stanford University.

   Mark Dubovoy has served as a director of Exodus since October 1996. He was a founder and has served as a general partner of Information Technology Ventures since September 1994. Prior to that time, he was a general partner of Grace/Horn Ventures from 1991 to August 1994. Mr. Dubovoy holds a B.S. degree in physics from the National University of Mexico and M.A. and Ph.D. degrees in physics from the University of California, Berkeley.

   Max D. Hopper has served as a director of Exodus since January 1998. Mr. Hopper has been the Chief Executive Officer of Max D. Hopper Associates, Inc., an IS management consulting firm, since January 1995. From 1985 to January 1995, he served in various positions at American Airlines, a subsidiary of AMR Corporation, most recently as Senior Vice President, Information Systems and Chairman of the SABRE Group. Mr. Hopper is also a director of Gartner Group, Inc., USData Corporation, VTEL Corporation, Worldtalk Corporation, Metrocall, Inc., Payless Cashways, Inc. and United Stationers, Inc. From April 1996 to August 1997, he served as a director of BBN Corporation. From March 1995 to February 1998, he served as a director of Centura Software Corporation. From August 1994 to February 1998, he served as a director of Computer Language Research, Inc. He holds a B.S. degree in mathematics from the University of Houston.

   Peter A. Howley has served as a director of Exodus since September 1996. Since April 1999, Mr. Howley has served as the Chief Executive Officer of IPWireless, Inc. From May 1994 to April 1999, Mr. Howley was a private consultant. From 1985 until April 1994, he served as Chairman of the Board, Chief Executive Officer and President of Centex Telemanagement, Inc., a telecommunications management company, which was acquired. Mr. Howley is also a director of FaxSAV, Inc. and WorldPort Communications, Inc. Mr. Howley holds a B.I.E. degree and an M.B.A. degree from New York University.

   Daniel C. Lynch has served as director of Exodus since January 1998. Mr. Lynch has been the owner of Lynch Enterprises, a venture capital firm, since August 1993. From April 1994 to August 1996, he was a director of UUNet Technologies, Inc., an Internet service provider. From 1991 to August 1993, he was the Chairman of the Board of Interop, a conference and trade show company, which he founded and which is now a division of ZD Comdex Forums. Mr. Lynch is a director of Cybercash, Inc., which he founded. He holds a B.S. degree in mathematics from Loyola Marymount University and an M.A. degree in mathematics from the University of California, Los Angeles.

   Thadeus J. Mocarski has served as a director of Exodus since June 1997. Mr. Mocarski has been an officer of various entities affiliated with Fleet Equity Partners since January 1994. Prior to joining Fleet Equity Partners, Mr. Mocarski was an attorney with the law firm of Edwards & Angell from 1989 to January 1994. Mr. Mocarski holds a B.A. degree in economics and government from Colby College and a J.D. degree from the Washington College of Law.

   Naomi O. Seligman has served as a director of Exodus since July 1999. Ms. Seligman has been a senior partner of the Research Board since 1971. Ms. Seligman holds a B.A. degree in economics from Vassar College and an M.B.A. degree from the London School of Economics.

                               THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

   The old notes were sold by us on June 22, 1999 to Goldman, Sachs & Co. pursuant to a purchase agreement dated June 17, 1999 between us and Goldman, Sachs. As set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all old notes that are properly tendered on or prior to the expiration date and not withdrawn as permitted below. The term "expiration date" means 5:00 p.m., New York City time, on December 10, 1999; provided, however, that if we extend the period of time for which the exchange offer is open, the term "expiration date" means the latest time and date to which the exchange offer is extended.

   As of the date of this prospectus, $75.0 million aggregate principal amount of the old notes was outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date set forth on the cover page to all holders of old notes at the addresses set forth in the security register maintained by the trustee. Our obligation to accept old notes for exchange is subject to conditions as set forth under "--Conditions to the Exchange Offer" below.

   We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any old notes, by mailing written notice of an extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

   Old notes tendered in the exchange offer must be $1,000 in principal amount or any integral multiple of $1,000.

   We will mail written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. This notice will be mailed to the holders of record of the old notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date or other event giving rise to the notice requirement.

Registration Covenant; Exchange Offer

   Under the registration rights agreement between us and Goldman, Sachs, we have agreed to file with the Commission the exchange offer registration statement on the appropriate form under the Securities Act with respect to the new notes. Upon the effectiveness of the exchange offer registration statement, we will offer to the holders of the old notes who are able to make required representations the opportunity to exchange their old notes for new notes. Alternatively, we will file with the Commission a shelf registration statement to cover resales of transfer restricted securities (as defined below) by the holders of old notes who satisfy specific conditions relating to the provision of information in connection with the shelf registration statement if:

  . we are not permitted to consummate the exchange offer because it is not permitted by applicable law or Commission policy; or

  . any holder of old notes notifies us prior to the 20th day following consummation of the exchange offer that:

    . it is prohibited by law or Commission policy from participating in the exchange offer;

    . it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales; or

    . it is a broker-dealer and owns old notes acquired directly from us or one of our affiliates.

   We will use our best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

   "Transfer restricted securities" means each old note until the earliest of:

  . the date on which the old note has been exchanged by a person other than a broker-dealer for a new note in the exchange offer;

  . following the exchange by a broker-dealer in the exchange offer of an old note for a new note, the date on which the new note is sold to a purchaser who receives from the broker-dealer on or prior to the date of the sale, a copy of the prospectus contained in the exchange offer registration statement;

  . the date on which the old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

  . the date on which the old note is distributed to the public pursuant to Rule 144 under the Securities Act.

   The registration rights agreement provides that:

  . we will file an exchange offer registration statement with the Commission on or prior to 60 days after June 22, 1999, which is the date of original issuance of the old notes;

  . we will use our best efforts to have the exchange offer registration statement declared effective by the Commission on or prior to 150 days after June 22, 1999;

  . unless the exchange offer would not be permitted by applicable law or Commission policy, we will commence the exchange offer and use our best efforts to issue, on or prior to 30 business days after the date on which the exchange offer registration statement was declared effective by the Commission, new notes in exchange for all old notes tendered in the exchange offer; and

  . if obligated to file the shelf registration statement, we will use our best efforts to file the shelf registration statement with the Commission on or prior to 45 days after the filing obligation arises, but in no event less than 60 days after June 22, 1999, and to cause the shelf registration to be declared effective by the Commission on or prior to 90 days after this obligation arises, but in no event less than 150 days after June 22, 1999.

   If a registration default (as defined below) occurs, then we will pay liquidated damages to each holder of transfer restricted securities, with respect to the first 90-day period immediately following the occurrence of the first registration default in an amount equal to $0.05 per week the registration default continues per $1,000 principal amount of transfer restricted securities held by the holder. The amount of the liquidated damages will increase by an additional $0.05 per week the registration default continues per $1,000 principal amount of transfer restricted securities with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of $0.25 per week per $1,000 principal amount of transfer restricted securities. All accrued liquidated damages will be paid by us on each interest payment date to the holders of the old notes by wire transfer of immediately available funds or by federal funds check and to holders of certificated securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no accounts have been specified. Following the cure of all registration defaults, the accrual of liquidated damages will cease.

   A "registration default" means the occurrence of one of the following events:

  . we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for the filing;

  . any of the registration statements is not declared effective by the Commission on or prior to the date specified for the effectiveness;

  . we fail to complete the exchange offer within 30 business days of the date of effectiveness of the exchange offer registration statement; or

  . the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales (except in specified circumstances) of transfer restricted securities during the period specified in the registration rights agreement.

   This summary of the provisions of the registration rights agreement is not complete and is subject to, and is qualified by reference to, all provisions of the registration rights agreement. A copy of this agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Interest on Exchange Notes

   Each new note will bear interest from the most recent date to which interest has been paid or duly provided for on the old note surrendered in exchange for a new note. Holders of the old notes whose old notes are accepted for exchange will not receive accrued interest on the old notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on the old notes prior to the original issue date of the new notes. These holders will be deemed to have waived the right to receive any interest on the old notes accrued from and after that interest payment date. Interest on the notes is payable semi-annually in arrears on each January 1 and July 1.

Procedures for Tendering Old Notes

   To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or a facsimile, together with the old notes and any other required documents, to the exchange agent. The exchange agent must receive these documents at the address set forth below prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the old notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of book-entry transfers must be received by the exchange agent prior to the expiration date.

   By executing the letter of transmittal, each holder will make to us the representations set forth below in the third paragraph under the heading "-- Resale of New Notes."

   The tender by a holder and the acceptance by us will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

   The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

   Any beneficial owner whose old notes are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf.

   Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the old notes tendered:

  . are signed by the registered holder, unless the holder has completed the box entitled "special exchange instructions" or "special delivery instructions" on the letter of transmittal; or

  .  are tendered for the account of an eligible institution.

   In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "eligible institution").

   If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the old notes, with the signature guaranteed by an eligible institution.

   If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

   All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time period we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, none of Exodus, the exchange agent or any other person will incur any liability for failure to give this notification. Tenders of old notes will not be deemed to have been made until defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

 Tender of Existing Notes Held Through DTC

   The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP, the DTC Automated Tender Offer Program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an agent's message to the exchange agent.

   The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

  . DTC has received an expressed acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry confirmation;

  . the participant has received and agrees to be bound by the terms of the applicable letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  .  we may enforce the agreement against the participant.

 Book-Entry Delivery Procedures

   Within two business days after the date of this prospectus, the exchange agent will establish accounts with respect to the old notes at DTC (the "book-entry transfer facility") for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility systems may make book-entry delivery of the old notes by causing DTC to transfer old notes into the exchange agent's account at the book-entry transfer facility in accordance with the book-entry transfer facility's procedures for transfers. Timely book-entry delivery of old notes pursuant to the exchange offer, however, requires receipt of a book-entry confirmation prior to the expiration date. In addition, the letter of transmittal, or a mutually signed facsimile, together with any required signature guarantees and any other required documents, or an agent's message in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth under "--Exchange Agent" below prior to the expiration date to receive new notes for tendered old notes. Alternatively, the guaranteed delivery procedure described below must be complied with. Tender will not be considered made until the documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

 Guaranteed Delivery Procedures

   Holders who wish to tender their old notes and (1) whose old notes are not immediately available, (2) who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

  .  the tender is made through an eligible institution;

  . prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery):

    .  setting forth the name and address of the holder;

    . setting forth the certificate number(s) of the old notes and the principal amount of old notes tendered, stating that the tender is being made; and

    . guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal (or facsimile), together with the certificate(s) representing the old notes (or a confirmation of book-entry transfer of the old notes into the exchange agent's account at DTC) and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

  . a properly completed and executed letter of transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered old notes in proper form for transfer (or a confirmation of book-entry transfer of the old notes into the exchange agent's account at DTC) and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

   Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawals of Tenders

   Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

   To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at the address set forth below prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

  . specify the name of the person having deposited the old notes to be withdrawn (the "depositor");

  . identify the old notes to be withdrawn, including the certificate number(s) and principal amount of the old notes, or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

  . be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the old notes into the name of the person withdrawing the tender; and

  . specify the name in which any of the old notes are to be registered, if different from that of the depositor.

   All questions as to the validity, form and eligibility, including time or receipt, of the notices will be determined by us. Our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued in exchange unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under "--Procedures for Tendering Old Notes" at any time prior to the expiration date.

Conditions to the Exchange Offer

   Notwithstanding any other terms of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes, and may terminate the exchange offer before the acceptance of the old notes if, in our sole judgment, the exchange offer would violate any law, statute, rule or regulation or an interpretation thereof of the Staff of the Commission. If we determine in our sole discretion that this condition is not satisfied, we may:

  . refuse to accept any old notes and return all tendered old notes to the tendering holders;

  . extend the exchange offer and retain all old notes tendered prior to the expiration date, subject, however, to the rights of holders to withdraw the old notes (see "--Withdrawals of Tenders"); or

  . waive the unsatisfied conditions with respect to the exchange offer and accept all validly tendered old notes which have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during that five to ten business-day period.

Exchange Agent

   Chase Manhattan Bank & Trust Company, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

   By mail or by hand:

   Chase Manhattan Bank & Trust Company, National Association, Exchange Agent Suite 2725
   101 California Street
   San Francisco, California 94111

   By Facsimile:
   (415) 693-8850

   Confirm Facsimile by Telephone:
   (415) 954-9581

   Delivery of the letter of transmittal to an address other than as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

   We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Transfer Taxes

   Holders who tender their old notes for exchange will generally be obligated to pay any transfer tax in connection with the exchange. However, holders who instruct us to register new notes in the name of a person other than the registered tendering holder, or request that old notes not tendered or not accepted in the exchange offer be returned to a person other than the registered tendering holder, will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

   The new notes will be recorded at the same carrying value as the old notes. This is the aggregate principal amount of the old notes, as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the exchange offer. The expenses of the exchange offer will be amortized over the term of the new notes.

Appraisal Rights

   Holders of old notes will not have dissenters' rights or appraisal rights in connection with the exchange offer.

Resale of New Notes

   The new notes are being offered to satisfy our obligations contained in the registration rights agreement. We are making the exchange offer in reliance on the position of the Staff of the Commission as set forth in the Exxon Capital No-Action Letter, the Morgan Stanley No-Action Letter, the Shearman & Sterling No-Action Letter, and other interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter addressing these matters and there can be no assurance that the Staff would make a similar determination with respect to the exchange offer as it has in those interpretive letters to third parties. Based on these interpretations by the Staff, and subject to the two immediately following sentences, we believe that new notes issued pursuant to this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by holders, other than a holder who is a broker-dealer, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  . the new notes are acquired in the ordinary course of the holder's business; and

  . the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of the new notes.

   However, any holder who:

  . is an "affiliate" of us, within the meaning of Rule 405 under the Securities Act;

  .  does not acquire new notes in the ordinary course of its business;

  . intends to participate in the exchange offer for the purpose of distributing new notes; or

  . is a broker-dealer who purchased old notes directly from us, will not be able to rely on the interpretations of the Staff set forth in the above-mentioned interpretive letters; will not be permitted or entitled to tender old notes in the exchange offer; and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of old notes unless the sale is made pursuant to an exemption from those requirements.

   In addition, as described below, if any broker-dealer holds old notes acquired for its own account as a result of market-making or other trading activities and exchanges the old notes for new notes (a "participating broker-dealer"), then the participating broker-dealer may be deemed to be a statutory "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of new notes. See "Plan of Distribution."

   Each holder who wishes to exchange old notes for new notes in the exchange offer will be required to represent that:

  .  it is not an affiliate of us;

  . any new notes to be received by it are being acquired in the ordinary course of its business; and

  . it has no arrangement or understanding with any person to participate in a distribution, within the meaning of the Securities Act, of new notes.

   Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must:

  . acknowledge that it acquired the old notes for its own account as a result of market-making activities or other trading activities, and not directly from us, and

  . must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes.

   The letter of transmittal states that by so acknowledging and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the Staff in the interpretive letters referred to above, we believe that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes received upon exchange of old notes with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of new notes. Accordingly, this prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer during the period referred to below in connection with the resales of new notes received in exchange for old notes where the old notes were acquired by the participating broker-dealer for its own account as a result of market-making or other trading activities.

   Subject to provisions set forth in the registration rights agreement, we shall use our best efforts to:

  . keep the exchange offer registration statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for sales of new notes by participating broker-dealers; and

  . ensure that the exchange offer registration statement conforms with the requirements of the Securities Act and the policies, rules and regulations of the Commission as announced from time to time, for a period ending upon the earlier of 180 days after the exchange offer has been completed or at the time the participating broker-dealers no longer own any transfer restricted securities. See "Plan of Distribution."

   Any participating broker-dealer who is an affiliate of us may not rely on the interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

   Each participating broker-dealer who surrenders old notes pursuant to the exchange offer will be deemed to have agreed, by execution of the letter of transmittal, that, upon receipt of notice from us of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this prospectus untrue in any material respect or which causes this prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of other events specified in the registration rights agreement, the participating broker-dealer will suspend the sale of new notes pursuant to this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the participating broker-dealer or we have given notice that the sale of the new notes may be resumed, as the case may be.

Consequences of Failure to Exchange Old Notes

   Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of old notes outstanding. Following the consummation of the exchange offer, holders who did not tender their old notes generally will not have any further registration rights under the registration rights agreement, and these old notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for the old notes could be adversely affected. The old notes are currently eligible for sale under Rule 144A through the PORTAL Market. Because we anticipate that most holders will elect to exchange their old notes for new notes due to the absence of most restrictions on the resale of new notes, anticipate that the liquidity of the market for any old notes remaining outstanding after the exchange offer may be substantially limited.

   As a result of the making of the exchange offer, we will have fulfilled our obligations under the registration rights agreement, and holders who do not tender their old notes generally will not have any further registration rights or rights to receive liquidated damages specified in the registration rights agreement for our failure to register the new notes.

   The old notes that are not exchanged for new notes will remain restricted securities. Accordingly, the old notes may be resold only:

  .  to Exodus or one of its subsidiaries;

  .  to a qualified institutional buyer;

  .  to an institutional accredited investor;

  . to a party outside the United States under Regulation S under the Securities Act;

  . under an exemption from registration provided by Rule 144 under the Securities Act; or

  .  under an effective registration statement.

                              DESCRIPTION OF NOTES

General

   The old notes were and the new notes will be issued under an indenture dated July 1, 1998 between us and Chase Manhattan Bank and Trust Company, National Association, as trustee and escrow agent under which we have previously issued $200.0 million of principal amount of 11 1/4% Senior Notes due 2008 (the "original notes"). The term "notes" refers to the old notes, the new notes and the original notes. The statements under this caption relating to the notes and the indenture are summaries and are not complete. In addition, they are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture, including the definitions of various terms in the indenture. The indenture is by its terms subject to and governed by the Trust Indenture Act of 1939. Where reference is made to particular provisions of the indenture or to defined terms not defined in this prospectus, the provisions or defined terms are incorporated by reference to this prospectus. Copies of the indenture and the registration rights agreement referred to below are available for review at the corporate office of the trustee and may also be obtained from us upon request.

   The notes:

  .  are our senior unsecured obligations;

  . rank equally in right of payment with all of our existing and future senior unsecured debt, including the original notes; and

  . are senior in right of payment to all of our existing and future subordinated debt, if any, including our 5% Convertible Subordinated Notes due March 15, 2006 in an aggregate outstanding principal amount of $250.0 million.

   The notes are effectively subordinated to:

  . our secured indebtedness to the extent of the value of the assets securing the indebtedness; and

  . all debt and other liabilities, including trade payables and lease obligations, of our subsidiaries. Any right that we have to receive assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security in the assets of the subsidiary and any debt of the subsidiary senior to that held by us. See "Risk Factors--The notes are effectively subordinated to our secured indebtedness and the liabilities of our subsidiaries."

   As of June 30, 1999, we had approximately $57.5 million of indebtedness to which holders of notes would have been effectively subordinated. As of June 30, 1999, the aggregate amount of liabilities of our subsidiaries was approximately $4.1 million. The indenture contains limitations on our ability and the ability of our subsidiaries to incur additional indebtedness. However, these limitations are subject to a number of exceptions, and we and our subsidiaries may incur significant additional indebtedness in the future, including indebtedness to which the holders of the notes would be effectively subordinated.

   Under various circumstances, we will be able to designate current or future subsidiaries as Unrestricted Subsidiaries, which will not be subject to many of the restrictive covenants discussed in the indenture.

   The notes are not entitled to any security, except as described under "-- Disbursement of Funds; Escrow Account" and are not entitled to the benefit of any guarantees except under the circumstances described under "--Covenants-- Limitation on Guarantees of Issuer Debt by Restricted Subsidiaries."

Principal, Interest and Maturity

   The notes will mature on July 1, 2008 and will be limited to $275.0 million. Each note bears interest at 11 1/4% per annum from June 22, 1999 or from the most recent interest payment date to which interest has been paid, payable semiannually on January 1 and July 1 of each year, commencing July 1, 1999, to the person in whose name the note, or any predecessor note, is registered at the close of business on the December 15 and June 15 immediately preceding the interest payment date, except in the case of the payment of interest due on the notes on July 1, 1999, in which case the record date was June 22, 1999. Interest is computed on the basis of a 360-day year comprising 12 30-day months.

   We have agreed to file and cause to become effective a registration statement relating to an exchange offer for the old notes, or, in lieu thereof, to file and cause to become effective a resale shelf registration for the old notes. If the exchange offer or shelf registration statement is not filed or is not declared effective, or if the exchange offer is not consummated, within the time periods set forth in the registration rights agreement, special interest will accrue and be payable on the old notes. See "Registration Covenant; Exchange Offer" above.

   Principal, premium, if any, interest and liquidated damages, if any, on the notes will be payable, and the notes may be presented for registration of transfer and exchange, at the office or agency of the exchange agent maintained for that purpose in the Borough of Manhattan, The City of New York. However, at our option, payment of interest on the notes may be made by check mailed to the address of the person entitled thereto as it appears in the Note Register. Until otherwise designated by us, that office or agency will be the corporate trust office of the trustee, as paying agent and registrar.

   No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any related tax or other governmental charge.

Disbursement of Funds; Escrow Account

   Concurrently with the consummation of the offering of the old notes, we deposited with the escrow agent approximately $8.4 million of the net proceeds from the offering of the old notes in an escrow account held by the escrow agent for the benefit of the holders in accordance with an escrow agreement entered into between us and the escrow agent. The escrow agreement provides, among other things, that funds may be disbursed from the escrow account for interest payments we make on the notes. The escrow agent has been instructed to cause all funds in the escrow account to be invested, pending disbursement, in U.S. government securities and cash. The funds in the escrow account will be sufficient to pay, when due, the interest payments on the notes coming due through July 1, 2000. In connection with the offering of the original notes, we deposited with the escrow agent funds sufficient to cover the interest payments on the original notes due on these dates. The escrow amounts deposited with the escrow agent for the old notes and the original notes is cross-collateralized.

   Under the escrow agreement, we have granted to the escrow agent, for the benefit of the holders, a first priority and exclusive security interest in the escrow account and its proceeds as collateral for the escrow. The escrow agreement provides that the escrow agent may foreclose on the escrow account upon acceleration of the maturity of the notes. Under the terms of the indenture, the proceeds of the escrow account will be applied, first, to amounts owing to the escrow agent in respect of fees and expenses of the escrow agent, and second, to our obligations to the holders under the notes and the indenture. The ability of holders to realize upon the escrow account may be subject to bankruptcy law limitations in the event of our bankruptcy.

   Upon payment in full of the scheduled semi-annual interest payments through July 1, 2000, if no Default has occurred and is continuing, the collateral in the escrow account, if any then remaining, will be released to us.

Form, Denomination, Book-Entry Procedures and Transfer

   The old notes were offered and sold to qualified institutional buyers in reliance on Rule 144A of the Securities Act. Old notes were also offered and sold in offshore transactions in reliance on Regulation S of the Securities Act.

   The new notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the "new global notes"). The new global notes will be deposited upon issuance with the trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

   The original notes are currently represented by global notes and the procedures described in this section currently apply to the original notes.

   Except as set forth below, the new global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the new global notes may not be exchanged for new notes in certificated form except in the limited circumstances described below. See "--Exchanges of Book-Entry Notes for Certificated New Notes." In addition, the transfer of beneficial interests in the new global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

   Initially, the trustee will act as paying agent and registrar. The new notes may be presented for registration of transfer and exchange at the offices of the registrar.

 Depository Procedures

   DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "participants") and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, including Goldman, Sachs, banks, trust companies, clearing corporations and other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the "indirect participants"). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

   DTC has also advised us that pursuant to procedures established by it:

  . upon deposit of the new global notes, DTC will credit the accounts of participants with portions of the principal amount of the new global notes; and

  . ownership of interests in the new global notes will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC, with respect to the participants, or by the participants and the indirect participants, with respect to other owners of beneficial interests in the new global notes.

   Holders of the new global notes may hold their interests in these notes directly through DTC, if they are participants in the system, or indirectly through organizations, including Euroclear and Cedel, which are participants in the system. Euroclear and Cedel will hold interests in the new global notes on behalf of their participants through customers' securities accounts in their names on the books of their depositaries, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank N.A., as operator of Cedel. The depositaries, in turn, will hold interests in the new global notes in customers' securities accounts in the depositaries' names on the books of DTC. All interests in a new global note, including those held through Euroclear or Cedel, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Cedel will also be subject to the procedures and requirements of these systems.

   The laws of some states require that specified persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a new global note to these persons may be limited to that extent. DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and banks. As a result, the ability of a person having beneficial interests in a new global note to pledge their interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of their interests, may be affected by the lack of a physical certificate evidencing these interests. For other restrictions on the transferability of the notes, see "--Exchanges of Book-Entry Notes for Certificated Notes."

   Except as described below, owners of interests in the new global notes will not have new notes registered in their names, will not receive physical delivery of new notes in certificated form and will not be considered the registered owners or holders under the indenture for any purpose.

   Payments of the principal, premiums and liquidated damages, and interest on a new global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the new notes, including the new global notes, are registered as the owners for the purpose of receiving payments and for any and all other purposes whatsoever. Consequently, none of Exodus, the trustee nor any agent of Exodus or the trustee has or will have any responsibility or liability for:

  . any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the new global notes, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the new global notes, or

  . any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

   DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the new notes is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on the payment date. Payments by the participants and the indirect participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or Exodus. Neither Exodus nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the new notes, and Exodus and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the new notes for all purposes.

   Except for trades involving Euroclear and Cedel participants, interests in the new global notes will trade in DTC's settlement system. Therefore, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

   Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their rules and operating procedures.

   Subject to compliance with the transfer restrictions applicable to the new notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary. However, these cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant new global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositaries for Euroclear or Cedel.

   Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a new global note from a participant in DTC will be credited, and any crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day immediately following the settlement date of DTC. This must be a business day for Euroclear and Cedel. DTC has advised us that cash received in Euroclear or Cedel as a result of sales of interests in a new global note by or through a Euroclear or Cedel participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

   DTC has advised us that it will take any action permitted to be taken by a holder of new notes:

  . only at the direction of one or more participants to whose account with DTC interests in the new global notes are credited; and

  . only in respect of the portion of the aggregate principal amount of the new notes as to which the participants have given direction.

   However, if there is an Event of Default (as defined below) under the new notes, DTC reserves the right to exchange the new global notes for legended new notes in certificated form, and to distribute the new notes to its participants.

   The information in this section concerning DTC, Euroclear and Cedel and their book entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

   Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the new global notes among participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform these procedures. These procedures may be discontinued at any time. Neither Exodus nor the trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

 Exchanges of Book-Entry Notes for Certificated New Notes

   A new global note is exchangeable for definitive new notes in registered certificated form if:

  . DTC notifies us that it is unwilling or unable to continue as depositary for the new global note and we then fail to appoint a successor depository within 90 days of the notice, or if DTC has ceased to be a clearing agency registered under the Exchange Act;

  . we, at our option, notify the trustee in writing that we elect to cause the issuance of the new notes in certificated form; or

  . there shall have occurred and be continuing a Default or an Event of Default with respect to the new notes.

   In all cases, certificated new notes delivered in exchange for any new global note or beneficial interests in any new global note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary, in accordance with its customary procedures.

Optional Redemption

   Except as described below, the notes will not be redeemable at our option prior to July 1, 2003.

   The notes are subject to redemption, at our option, in whole or in part, at any time on or after July 1, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' notice. The notice must be mailed to each holder of notes to be redeemed at each holder's address appearing in the Note Register. The notes are redeemable in amounts of $1,000 or an integral multiple of $1,000. Redemption would be made at the following prices, expressed as percentages of the principal amount if redeemed during the 12-month period beginning July 1 of the years indicated below. Holders will also receive accrued and unpaid interest and liquidated damages, if any, to but excluding the redemption date, subject to the right of holders of record on the immediately preceding record date to receive interest due on an interest payment date that is on or prior to the redemption date.

                                                                      Redemption
   Year                                                                 Price
   ----                                                               ----------
   2003..............................................................  105.625%
   2004..............................................................  103.750%
   2005..............................................................  101.875%
   2006 and thereafter...............................................  100.000%

   In addition, at any time prior to July 1, 2001, we may redeem up to 35% of the aggregate outstanding principal amount of the notes with the Net Cash Proceeds of one or more sales of Capital Stock, other than Disqualified Stock, at a redemption price equal to 111.25% of the aggregate principal amount of the notes, plus accrued and unpaid interest thereon and liquidated damages, if any, to the date of redemption. However, at least 65% of the original principal amount of the notes must remain outstanding immediately following the redemption. In order to effect the foregoing redemption, we must mail a notice of redemption no later than 45 days after the related sale of Capital Stock and must consummate the redemption within 60 days of the closing of the sale of Capital Stock.

   If less than all the notes are to be redeemed, selection of notes for redemption will be made by the trustee, in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or in a manner as it shall deem fair and appropriate. However, after the redemption in part, all notes must be in amounts of $1,000 or integral multiples of $1,000. Notices of redemption may not be conditional. If any note is to be redeemed in part only, the notice of redemption that relates to the note must state the portion of the principal amount of the note to be redeemed. A note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the redeemed note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption and, unless we default in the payment of the redemption price, notes or portions of them called for redemption will no longer be deemed outstanding.

Sinking Fund

   The notes are not entitled to the benefit of any sinking fund.

Repurchase at the Option of Holders

 Change of Control

   If a Change of Control occurs at any time, then each holder of notes has the right to require that we purchase the holder's notes at a purchase price in cash, in an amount equal to 101% of the principal amount of the notes or portion of the notes, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. The holders may require that we purchase their notes in whole or in part in integral multiples of $1,000. Any purchase would be made pursuant to the Offer to Purchase and in accordance with the other procedures set forth in the indenture. Within 30 days following the Change of Control, we will mail an Offer to

Purchase to each holder describing the transaction or transactions that constitute the Change of Control and offering to purchase notes on the date specified. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent these laws and regulations are applicable in connection with the purchase of the notes under the Offer to Purchase.

   In the event a Change of Control occurs at a time when we are prohibited from purchasing the notes, due to provisions of other debt agreements or otherwise, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain a consent or repay borrowings, we will remain prohibited from purchasing notes. In this case, our failure to purchase tendered notes would constitute an Event of Default under the indenture, which could, in turn, constitute a default under the terms of other debt agreements. See "Risk Factors--We may not be able to effect repurchase of the notes upon a Change of Control in accordance with the terms of the indenture."

   The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

   We will not be required to make an Offer to Purchase upon a Change of Control if a third party:

  . makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to the Offer to Purchase; and

  . purchases all notes validly tendered and not withdrawn under the Offer to Purchase.

   The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our assets and the assets of our Subsidiaries taken as a whole. There is no precise established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our Subsidiaries taken as a whole to another person or group may be uncertain.

Covenants

   The indenture contains the following covenants:

 Limitation on Debt

   We will not, and will not permit any of our Restricted Subsidiaries to, Incur any Debt, other than the notes and Debt existing on the original issuance date of the original notes; provided that we may Incur Debt if, after giving effect to the Incurrence of Debt and the receipt and application of the proceeds, the Consolidated Debt to EBITDA Ratio would be greater than zero and less than 6:1.

   However, the following Debt may be Incurred, each item to be given independent effect:

  (1) Permitted Senior Bank Debt;

  (2) Debt owed:

    .  to us evidenced by a promissory note; or

    . to any Restricted Subsidiary; provided that any event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of Debt, other than to us or another Restricted Subsidiary, is deemed, in each case, to constitute the Incurrence of Debt not permitted by this clause (2);

  (3) Debt or the Debt of any Restricted Subsidiary:

    . in respect of performance, surety or appeal bonds or letters of credit in the ordinary course of business;

    .  under Permitted Interest Rate or Currency Protection Agreements; or

    . arising under, or arising from, agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any of our obligations Incurred in connection with the disposition of any business, assets or Restricted Subsidiary other than Guarantees of Debt Incurred by any person acquiring all or any portion of the business, assets or Restricted Subsidiary for the purpose of financing an acquisition, in a principal amount not to exceed the gross proceeds actually received by us or any Restricted Subsidiary in connection with the disposition;

  (4) Debt which is exchanged for or the proceeds of which are used to refinance or refund, or any extension or renewal of (each a "refinancing"):

    .  the notes;

    . Debt incurred pursuant to clauses (3), (5), (6), (7) and (9) of this paragraph and this clause (4), in each case in an aggregate principal amount not to exceed the principal amount of the Debt so refinanced, together with any accrued interest and any premium and other payment required to be made with respect to the Debt being refinanced or refunded, and any fees, costs, expenses, underwriting discounts or commissions and other payments paid or payable with respect to the Debt incurred pursuant to this clause (4); provided, however, that:

      . Debt, the proceeds of which are used to refinance the notes, or Debt which is equal with or subordinate in right of payment to the notes, shall only be permitted if (x) in the case of any refinancing of the notes or Debt which is equal to the notes, the refinancing Debt is Incurred by us and made equal to the notes or subordinated to the notes, and (y) in the case of any refinancing of Debt which is subordinated to the notes, the refinancing Debt is Incurred by us and is subordinated to the notes in a manner that is at least as favorable to the holders as that of the Debt refinanced;

      . the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which Debt is issued, does not have a final maturity prior to the final maturity of the Debt being refinanced and has an Average Life longer than the Average Life of the Debt being refinanced; and

      . in the case of any refinancing of Debt Incurred by us, the refinancing of Debt may be Incurred only by us, and in the case of any refinancing of Debt Incurred by a Restricted Subsidiary, the refinancing of Debt may be Incurred only by the Restricted Subsidiary or by us;

  (5) Acquisition Debt or Acquisition Debt of any Restricted Subsidiary;

  (6) the original notes and the new notes issued in the exchange offer issued under the indenture;

  (7) Debt not to exceed, at any time outstanding, two times the Net Cash Proceeds received by us after the original issue date of the original notes from the issuance and sale of our Capital Stock, other than Disqualified Stock, to a person that is not our Subsidiary, to the extent that Net Cash Proceeds have not been used pursuant to the third clause of clause (4) of the first paragraph or clauses (3), (4) or (6) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment; provided that the Debt does not have a final maturity prior to the final maturity of the notes and has an Average Life longer than the Average Life of the notes;

  (8) Existing Debt;

   (9) Debt or the Debt of any Restricted Subsidiary Incurred to finance the purchase or other acquisition of any property, inventory, asset or business directly or indirectly, by us or any Restricted Subsidiary used in, or to be used in, the System and Network Management Business;

  (10) Subordinated Debt not to exceed $300.0 million in principal outstanding at any time; and

  (11) our other Debt or other debt of any Restricted Subsidiary not to exceed $50.0 million at any one time outstanding.

   For purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, or is permitted in part under the first paragraph of this covenant and in part under one or more of the above clauses, we, in our sole discretion, shall classify, and from time to time may reclassify, the item of Debt.

   For purposes of determining any particular amount of Debt under this covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Debt otherwise included in the determination of the particular amount will not be included.

 Limitation on Our Guarantees of Our Debt by Restricted Subsidiaries

   We may not permit any Restricted Subsidiary, directly or indirectly, to Guarantee, assume or in any other manner become liable for the payment of any of our Debt, other than our Debt:

  . Incurred pursuant to clauses (1), (3), (5), (9) or (11) of the second paragraph of "Limitation on Debt;" or

  . refinanced pursuant to clause (4) of the second paragraph of "Limitation on Debt" of Debt originally incurred under clause (3), (5) or (9) of the second paragraph of "Limitation on Debt," that is equal with or subordinate in right of payment to the notes unless:

    . the Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Guarantee of payment of the notes and the original notes by the Restricted Subsidiary and, with respect to any Guarantee of our Debt that is subordinate in right of payment to the notes, the Guarantee shall be subordinated to the Restricted Subsidiary's Guarantee with respect to the notes at least to the same extent as the Debt is subordinated to the notes; and

    . the Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Restricted Subsidiary as a result of any payment by a Restricted Subsidiary under its Guarantee until the notes have been paid in full.

   However, any Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

  . any sale, exchange or transfer, to any person who is not one of our Affiliates, of all of our Capital Stock and the Capital Stock of each Restricted Subsidiary in, or all or substantially all of the assets of, the Restricted Subsidiary, which sale, exchange or transfer is not prohibited by the indenture; or

  . the release or discharge of the Guarantee which resulted in the creation of the Restricted Subsidiary's Guarantee with respect to the notes, except a discharge or release by or as a result of payment under a Guarantee.

 Limitation on Restricted Payments

   We will not, and will not permit any Restricted Subsidiary directly or indirectly to:

  (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock to persons other than us or any of our Restricted Subsidiaries, other than:

    . dividends or distributions payable solely in shares of its Capital Stock, other than Disqualified Stock, or in options, warrants or other rights to acquire shares of Capital Stock;

    . pro rata dividends or distributions on common stock of Restricted Subsidiaries held by minority stockholders; or

    .  dividends in respect of Disqualified Stock;

  (2) purchase, redeem, retire or otherwise acquire for value any shares of our Capital Stock or the Capital Stock of an Unrestricted Subsidiary including options, warrants or other rights to acquire shares of Capital Stock, held by any person, or any shares of Capital Stock of a Restricted Subsidiary, including options, warrants or other rights to acquire shares of Capital Stock, held by any person other than us or one of our Wholly Owned Restricted Subsidiaries;

  (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of our Debt that is subordinated in right of payment to the notes; or

  (4) make any Investment, other than a Permitted Investment, in any person (the payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

    .  a Default or Event of Default shall have occurred and be continuing;

    . we could not Incur at least $1.00 of Debt under the first paragraph of the "Limitation on Debt" covenant; or

    . the aggregate amount of all Restricted Payments, the amount, if other than in cash, to be determined in good faith by the board of directors, whose determination shall be conclusive and evidenced by a board resolution, made after the date of original issuance of the original notes shall exceed the sum of:

      . cumulative Consolidated EBITDA since the date of original issuance of the original notes through the last day of the last full fiscal quarter ending immediately preceding the date of the Restricted Payment for which quarterly or annual financial statements are available; minus

      . 1.5 times our cumulative Consolidated Interest Expense since the date of original issuance of the original notes through the last day of the last full fiscal quarter ending immediately preceding the date of the Restricted Payment for which quarterly or annual financial statements are available, plus

      . the aggregate Net Cash Proceeds received by us after the original issuance date of the original notes from the issuance and sale permitted by the indenture of our Capital Stock, other than Disqualified Stock, to a person who is not one of our Subsidiaries, including an issuance or sale permitted by the indenture of our Debt for cash subsequent to the original issuance date of the original notes upon the conversion of Debt into our Capital Stock, other than Disqualified Stock, or from the issuance to a person who is not one of our Subsidiaries of any options, warrants or other rights to acquire our Capital Stock, in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the stated final maturity date of the notes, in each case except to the extent Net Cash Proceeds are used to Incur Debt pursuant to clause (7) of the second paragraph under the "Limitation on Debt" covenant, plus

      . an amount equal to the net reduction in Investments, other than reductions in Permitted Investments, in any person resulting from payments of interest on Debt, dividends, repayments of loans or advances, or other transfers of assets, in each case to us or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any Investment except, in each case, to the extent any payment or proceeds are included in the calculation of Consolidated EBITDA, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Investments previously made by us or any Restricted Subsidiary in a person or Unrestricted Subsidiary.

   The provision above shall not be violated by reason of:

  (1) the payment of any dividend within 60 days after the date of declaration thereof if, at the date of declaration, the payment would comply with the paragraph above;

  (2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Debt that is subordinated in right of payment to the notes including premium, if any, and accrued and unpaid interest, with the proceeds of, Debt Incurred under clause (4) of the second paragraph of the "Limitation on Debt" covenant;

  (3) the repurchase, redemption or other acquisition of our Capital Stock or the Capital Stock of one of our Subsidiaries, or options, warrants or other rights to acquire the Capital Stock, in exchange for, including upon exercise of a conversion right, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of our Capital Stock, other than Disqualified Stock, or options, warrants or other rights to acquire the Capital Stock;

  (4) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of our Debt which is subordinated in right of payment to the notes in exchange for, or out of the proceeds of, a capital contribution or a substantially concurrent offering of, shares of the our Capital Stock, other than Disqualified Stock, or options, warrants or other rights to acquire Capital Stock;

  (5) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of our property and assets, and payments of cash instead of fractional shares;

  (6) Investments in any person; provided that the aggregate amount of Investments made pursuant to this clause (6) does not exceed the sum of:

    .  $50.0 million, plus

    . the amount of Net Cash Proceeds received by us after the original issuance date of the original notes from the sale of our Capital Stock, other than Disqualified Stock, to a person who is not our Subsidiary, except to the extent the Net Cash Proceeds are used to Incur Debt pursuant to clause (7) of the second paragraph of the "Limitation on Debt" covenant or to make Restricted Payments pursuant to the third clause of clause (4) of the first paragraph, or clauses (3) or (4) of this paragraph, of this "Limitation on Restricted Payments" covenant, plus

    . the net reduction in Investments made pursuant to this clause (6) resulting from distributions on or repayments of the Investments or from the Net Cash Proceeds from the sale of any the Investment, except in each case to the extent any payment or proceeds is included in the calculation of Consolidated EBITDA, or from a person becoming a Restricted Subsidiary; provided that the net reduction in any Investment shall not exceed the amount of the Investment;

  (7) Investments acquired in exchange for our Capital Stock, other than Disqualified Stock;

  (8) the purchase, redemption or other acquisition or retirement of our common stock or any option or other right to acquire shares of our common stock:

    . if the common stock, option or other right was issued pursuant to a plan or arrangement approved by our board of directors, and the purchase, redemption or other acquisition or retirement occurs in accordance with the terms of a plan or arrangement, from our former employees and the former employees of our Subsidiaries or their estates or is from our employee and the price paid by us to the employee is equal to the exercise or purchase price paid by the employee; and

    . from our employees or the employees of our Subsidiaries in an amount not to exceed $5.0 million in any fiscal year; provided that amounts not paid for any purchase, redemption or other acquisition or retirement in any fiscal year may be accumulated and paid in any subsequent fiscal year;

   (9) additional Restricted Payments not to exceed $50.0 million in the aggregate; or

  (10) the acquisition of our Capital Stock by us in connection with the cashless exercise of any options, warrants or similar rights issued by us.

   Each Restricted Payment permitted pursuant to the preceding paragraph, other than the Restricted Payment referred to in clause (2) thereof and an exchange of Capital Stock for Capital Stock or Debt referred to in clause (3) or (4) thereof, and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3), (4) and (6), shall be included in calculating whether the conditions of the third clause of clause (4) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of our Capital Stock are used for the redemption, repurchase or other acquisition of the notes, or Debt that is equal with the notes, then the Net Cash Proceeds of the issuance shall be included in the third clause of clause (4) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent the proceeds are not used for redemption, repurchase or other acquisition of Debt.

 Limitation on Asset Sales

   We will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:

  . we or the Restricted Subsidiary, as the case may be, receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of, as evidenced by a resolution of the board of directors; and

  . at least 75% of the consideration received by us or the Restricted Subsidiary, as the case may be, from the Asset Sale shall be cash or other Qualified Consideration.

   We or any Restricted Subsidiary may, within 365 days of the Asset Sale, invest the Net Cash Proceeds:

  . in property or assets used, or to be used, in the System and Network Management Business, or in a company engaged primarily in the System and Network Management Business, if and to the extent otherwise permitted under the indenture; or

  .  to repay our Secured Debt or the Secured Debt of any Restricted
     Subsidiary.

   The amount of the Net Cash Proceeds not used or invested within 365 days of the Asset Sale in the manner described in the foregoing clauses shall constitute "Excess Proceeds."

   In the event that Excess Proceeds exceed $10.0 million, we shall make an Offer to Purchase that amount of notes equal to the amount of Excess Proceeds at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase and, to the extent required by the terms of the notes, our other Debt that is equal with the notes or Debt of a Restricted Subsidiary. Each Offer to Purchase shall be mailed within 30 days following the date that we shall become obligated to purchase notes with any Excess Proceeds. Following the completion of an Offer to Purchase, the amount of Excess Proceeds shall be deemed to be reset at zero and, to the extent there are any remaining Excess Proceeds we may use Excess Proceeds for any use which is not otherwise prohibited by the indenture.

   We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent the laws and regulations are applicable in connection with the purchase of notes pursuant to the Offer to Purchase.

 Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

   We may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

  . pay dividends, in cash or otherwise, or make any other distributions in respect of its Capital Stock owned by us or any other Restricted Subsidiary or pay any Debt or other obligation owed to us or any other Restricted Subsidiary;

  .  make loans or advances to us or any other Restricted Subsidiary; or

  . transfer any of its property or assets to us or any other Restricted Subsidiary.

   However, we may, and may permit any Restricted Subsidiary to, suffer to exist any the encumbrance or restriction:

  . pursuant to any agreement in effect on the date of original issuance of the original notes, and any amendments, extensions, refinancings, renewals or replacements of agreements, provided that the amendments, encumbrances and restrictions in any extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders, than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

  .  existing under or by reason of applicable law;

  . existing in connection with any Permitted Senior Bank Debt or any Debt incurred pursuant to clause (5) of the second paragraph of "Limitations on Debt;"

  . pursuant to an agreement existing prior to the date on which the person became a Restricted Subsidiary and not Incurred in anticipation of becoming a Restricted Subsidiary, which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person so acquired;

  . pursuant to an agreement entered into in connection with Debt Incurred under clause (4) of the second paragraph of the "Limitation on Debt" covenant; provided, however, that the provisions contained in any agreement related to an encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject of the refinancing clause (4) of the second paragraph of the "Limitation on Debt" covenant;

  . restrictions contained in any agreement relating to a Lien of a Restricted Subsidiary or us otherwise permitted under the indenture, but only to the extent the restrictions restrict the transfer of the property subject to the Lien;

  . customary nonassignment provisions entered into in the ordinary course of business in leases, licenses and other contracts to the extent the provisions restrict the transfer, sublicensing or any license or subletting of any lease or the assignment of rights under any such contract;

  . any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of the Restricted Subsidiary; provided that consummation of the transaction would not result in an Event of Default or an event that, with the passing of time or the giving of notice or both, would constitute an Event of Default, that the restriction terminates if the transaction is closed or abandoned and that the closing or abandonment of the transaction occurs within one year of the date the agreement was entered into;

  . any restriction imposed pursuant to contracts for the sale of assets with respect to the transfer of the assets to be sold pursuant to the contract;

  . arising or agreed to in the ordinary course of business, not relating to any Debt, and that do not, individually, or in the aggregate, detract from the value of our property or assets or the property or assets of any Restricted Subsidiary in any manner material to us or any Restricted Subsidiary; or

  . the encumbrance or restriction is contained in the terms of any agreement pursuant to which the Debt was issued if:

    . the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in the Debt or agreement,

    . the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings, and

    . we determine that any encumbrance or restriction will not materially affect our ability to make principal or interest payments on the notes.

 Limitation on Liens

   We may not, and may not permit any Restricted Subsidiary to, Incur or suffer to exist any Lien, on or with respect to any property or assets now owned or hereafter acquired to secure any Debt without making, or causing the Restricted Subsidiary to make, effective provision for securing the notes:

  . equally and ratably with Debt as to such property or assets for so long as the Debt will be so secured or;

  . in the event the Debt is our Debt which is subordinate in right of payment to the notes, prior to this Debt as to such property or assets for so long as this Debt will be so secured.

   The foregoing restrictions shall not apply to:

  . Liens in existence on the date of original issuance of the original notes;

  . Liens securing only the notes and any Lien in favor of the trustee for the benefit of the holders arising under the provisions in the indenture or the escrow agreement;

  . Liens granted by a Restricted Subsidiary in favor of us or any Restricted Subsidiary;

  .  Liens to secure Permitted Senior Bank Debt;

  .  Liens securing Purchase Money Secured Debt;

  . Liens on property existing immediately prior to the time of its acquisition, and not Incurred in anticipation of the financing of the acquisition;

  . Liens on property of a person existing at the time the person becomes a Restricted Subsidiary and not incurred in anticipation of becoming a Restricted Subsidiary;

  . any interest in or title of a lessor to any property subject to a Capital Lease Obligation which is permitted under the indenture; or

  . Liens to secure Debt Incurred pursuant to clause (4) of the second paragraph of the "Limitation on Debt" covenant; provided that the Lien does not extend to any property other than the property securing the Debt being refinanced pursuant to clause (4) of the second paragraph of the "Limitation on Debt" covenant.

 Limitation on Issuance or Sale of Capital Stock of Restricted Subsidiaries

   We will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary, including options, warrants or other rights to purchase shares of Capital Stock, except:

  .  to us or a Wholly Owned Restricted Subsidiary;

  . issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

  . if, immediately after giving effect to an issuance or sale, the Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in any person remaining after giving effect to the issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of the issuance or sale; or

  .  issuances or sales of common stock of a Restricted Subsidiary.

 Transactions with Affiliates and Related Persons

   We may not, and may not permit any Restricted Subsidiary to, enter into any transaction, or series of related transactions, not in the ordinary course of business with our Affiliates or Related Persons, other than us or a Wholly Owned Restricted Subsidiary, involving aggregate consideration in excess of $5.0 million, including any Investment, either directly or indirectly, unless the transaction is on terms no less favorable to us or the Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person and is in our best interests or the best interests of the Restricted Subsidiary. For any transaction, or series of related transactions, that involves less than or equal to $10.0 million, our Chief Executive Officer, President or Chief Operating Officer shall determine that the transaction satisfies the above criteria and shall evidence a determination by an Officer's Certificate filed with the trustee. For any transaction that involves in excess of $10.0 million:

  . a majority of the disinterested members of the board of directors shall determine that the transaction satisfies the above criteria; or

  . we shall obtain a written opinion of a nationally recognized investment banking or appraisal firm stating that the transaction is fair to us or the Restricted Subsidiary.

   The limitation above does not apply, and shall not apply, to:

  . any transaction solely between us and any Restricted Subsidiary or solely between any Restricted Subsidiaries;

  . the payment of reasonable and customary regular fees to our directors who are not our employees;

  . any payments or other transactions pursuant to any tax-sharing agreement between us and any other person with which we file a consolidated tax return or with which we are part of a consolidated group for tax purposes;

  . licensing or sublicensing or the use of any intellectual property by us or any Restricted Subsidiary to us or any Restricted Subsidiary;

  . any transaction entered into for the purpose of granting or altering registration rights with respect to any of our Capital Stock;

  . any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant; or

  . compensation, severance and employee benefit arrangements with our or any Restricted Subsidiary's officers, directors or employees, including under any stock option or stock incentive plans, in the ordinary course of business.

 Limitation on Sale-Leaseback Transactions

   We will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of our assets or properties, whether now owned or hereafter acquired, whereby we or a Restricted Subsidiary sell or transfer the assets or properties and then or thereafter lease the assets or properties or any part thereof or any other assets or properties that we or the Restricted Subsidiary, as the case may be, intend to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

   The above restriction does not apply to any sale-leaseback transaction if:

  . the lease is for a period, including renewal rights, of not in excess of three years;

  . the sale-leaseback transaction is consummated within 180 days after the purchase of the assets subject to the transaction;

  . the transaction is solely between us and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or

  . we or the Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, apply an amount no less than the Net Cash Proceeds received from the sale in accordance with second paragraph of "--Limitation on Asset Sales."

 Provision of Financial Information

   Whether or not we are required to be subject to Section 13(a) or 15(d) of the Exchange Act, we shall file with the Commission the annual reports, quarterly reports and other documents which we would have been required to file with the Commission pursuant to Section 13(a) or 15(d) or any successor provision if we were so required. These documents must be filed with the Commission on or prior to the respective dates (each a "Required Filing Date," collectively, the "Required Filing Dates") by which we would have been required so to file the documents if we were so required. We shall also in any event:

  . within 15 days of each Required Filing Date (1) transmit by mail to all holders, as their names and addresses appear in the Note Register, without cost to the holders, and (2) file with the trustee, copies of the annual reports, quarterly reports and other documents which we file with the Commission pursuant to Section 13(a) or 15(d) or any successor provision or would have been required to file with the Commission pursuant to Section 13(a) or 15(d) or any successor provisions if we were required to be subject to these Sections; and

  . if filing these documents by us with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of these documents to any prospective holder.

 Unrestricted Subsidiaries

   We may designate any of our Subsidiaries to be an "Unrestricted Subsidiary" as provided below in which event the Subsidiary and each other person that is then, or thereafter becomes, a Subsidiary of the Subsidiary will be deemed to be an Unrestricted Subsidiary. "Unrestricted Subsidiary" means:

  . any Subsidiary designated as such by the Board of Directors as set forth below where (1) no default with respect to any Debt of the Subsidiary or any Subsidiary of the Subsidiary, including any right which the holders thereof may have to take enforcement action against the Subsidiary, would permit, upon notice, lapse of time or both, any holder of any other Debt in a principal amount in excess of $10.0 million of us and our Subsidiaries, other than another Unrestricted Subsidiary, to declare a default on the other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and (2) we could make a Restricted Payment in an amount equal to the greater of the fair market value and book value of the Subsidiary pursuant to "Limitation on Restricted Payments" and the amount is thereafter treated as a Restricted Payment for the purpose of calculating the aggregate amount available for Restricted Payments thereunder; and

  .  any Subsidiary of an Unrestricted Subsidiary.

   The board of directors may not designate a Subsidiary to be an Unrestricted Subsidiary if the Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any of our other Subsidiaries which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary. The board of directors may designate any Unrestricted Subsidiary a Restricted Subsidiary and shall be deemed to have made this designation if at that time the condition set forth in the item listed under in the definition of "Unrestricted Subsidiary" shall cease to be true.

Mergers, Consolidations and Certain Sales of Assets

   We may not, in a single transaction or a series of related transactions, (1) consolidate or merge with or into any other person or permit any other person to consolidate or merge with or into us or (2) directly or indirectly transfer, sell, lease or otherwise dispose of all or substantially all of its assets, unless:

  . in a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, the successor entity to us shall be organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture executed and delivered to the trustee in form satisfactory to the trustee, all of our obligations under the indenture;

  . immediately before and after giving effect to the transaction and treating any Debt which becomes our obligation or an obligation of a Restricted Subsidiary as a result of the transaction as having been Incurred by us or the Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing;

  . except in the case of any such consolidation or merger of us with or into, or any such transfer, sale, lease or other disposition of assets to, a Wholly Owned Restricted Subsidiary, immediately after giving effect to the transaction, our Consolidated Net Worth, or the Consolidated Net Worth of any other successor entity to us, is equal to or greater than our immediately prior to the transaction; and

  . except in the case of any consolidation or merger of us with or into, or any such transfer, sale, lease or other disposition of assets to, a Wholly Owned Restricted Subsidiary, immediately after giving effect to the transaction and treating any Debt which becomes our obligation or the obligation of a Restricted Subsidiary as a result of the transaction as having been Incurred by us or the Restricted Subsidiary at the time of the transaction, we, including any successor entity to us, could Incur at least $1.00 of additional Debt pursuant to the provisions of the indenture described in the first paragraph under "Limitation on Debt" above.

Certain Definitions

   Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used in this prospectus for which no definition is provided.

   "Acquisition Debt" means Debt of a person existing at the time the person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition, and not Incurred in connection with, or in anticipation of, the person becoming a Restricted Subsidiary or an Asset Acquisition.

   "Affiliate" of any person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the person. For the purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of the person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

   "Asset Acquisition" means an acquisition by us or any of our Restricted Subsidiaries of the property and assets of any person other than us or any of our Restricted Subsidiaries that constitute substantially all of a division or line of business of the person; provided that the property and assets acquired are to be used in the System and Network Management Business.

   "Asset Sale" by any person means any transfer, conveyance, sale, lease, license or other disposition by such person or any of its Restricted Subsidiaries, including a consolidation or merger or other sale of the Restricted Subsidiary with, into or to another person in a transaction in which the Restricted Subsidiary ceases to be a Restricted Subsidiary, (collectively, a "transfer") of:

  . shares of Capital Stock, other than directors' qualifying shares, or other ownership interests of a Restricted Subsidiary of a person;

  . all or substantially all of the assets of a person or any of its Restricted Subsidiaries; or

  . any other property, assets or rights, including intellectual property rights, of a person or any of its Restricted Subsidiaries outside of the ordinary course of business; provided that "Asset Sale" shall not include:

    . any transfer of all or substantially all of our assets in a transaction that is made in compliance with the requirements of provisions of the indenture described under "--Mergers, Consolidations and Certain Sales of Assets,"

    . any transfer by us to any Wholly Owned Restricted Subsidiary or by any Wholly Owned Restricted Subsidiary to any other Wholly Owned Subsidiary or to us in a manner that does not otherwise violate the terms of the indenture,

    . transfers made in compliance with the requirements of provisions of the indenture described under "Limitation on Restricted Payments,"

    .  transfers constituting the granting of a Permitted Lien,

    . exchanges of equipment used in the System and Network Management Business for other equipment to be used in the System and Network Management Business; provided any exchange for equipment with a fair market value in excess of $2.0 million must be approved by our board of directors, and

    . transfers of assets, property or other rights, including intellectual property rights, with a fair market value of less than $2.0 million.

   "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from the date of determination to the dates of each successive scheduled principal payment of the debt security and (b) the amount of the principal payment, by (2) the sum of all of the principal payments.

   "Capital Lease Obligation" of any person means the obligation to pay rent or other payment amounts under a lease of, or other Debt arrangements conveying the right to use, real or personal property of a person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of a person in accordance with GAAP. The principal amount of the obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of a person in accordance with GAAP.

   "Capital Stock" of any person means any and all shares, interests, participations or other equivalents, however designated, of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person.

   "Cash Equivalents" means:

  . securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, provided that the full faith and credit of the United States is pledged in support thereof, having maturities of six months from the date of acquisition;

  . certificates of deposit with maturities of not more than six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better;

  . repurchase obligations with a term of not more than seven days for underlying securities of the types described in the first two clauses above entered into with any financial institution meeting the qualifications specified in the second clause above;

  . commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group and in each case maturing within six months after the date of acquisition; and

  . money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in the foregoing clauses of this definition.

   "Change of Control" means the occurrence of one or more of the following events:

  . any sale, lease, exchange or other transfer, in one transaction or a series of related transactions, of all or substantially all of the assets of ours and our Subsidiaries, taken as a whole, to any person or group of related persons, as defined in Section 13(d) of the Exchange Act (a "Group");

  . the approval by the holders of our Capital Stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the applicable indenture;

  . any person or Group, other than Fleet National Bank or any of its Affiliates, shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding Voting Stock or any successor to all or substantially all of its assets; or

  . during any period of two consecutive years, individuals who at the beginning of the period constituted our board of directors, together with any new directors whose election to the board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of this period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors then in office.

   "Common stock" of any person means Capital Stock of a person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such person, to shares of Capital Stock of any other class of the person.

   "Consolidated Debt to EBITDA Ratio" means the ratio of:

  . the total consolidated Debt as of the date of calculation (the "Determination Date") to

  . four times the Consolidated EBITDA for the latest fiscal quarter for which financial information is available immediately preceding the Determination Date (the "Measurement Period").

   For purposes of calculating Consolidated EBITDA for the Measurement Period immediately prior to the relevant Determination Date:

  . any person that is a Restricted Subsidiary on the Determination Date, or would become a Restricted Subsidiary on the Determination Date in connection with the transaction that requires the determination of the Consolidated EBITDA, will be deemed to have been a Restricted Subsidiary at all times during the Measurement Period;

  . any person that is not a Restricted Subsidiary on the Determination Date, or would cease to be a Restricted Subsidiary on the Determination Date in connection with the transaction that requires the determination of the Consolidated EBITDA, will be deemed not to have been a Restricted Subsidiary at any time during the Measurement Period; and

  . if we or any Restricted Subsidiary shall have in any manner (1) acquired through an acquisition or the commencement of activities constituting the operating business or (2) disposed of by an Asset Sale or the termination or discontinuance of activities constituting such operating business any operating business during the Measurement Period or after the end of the period and on or prior to the Determination Date, the calculation will be made on a pro forma basis in accordance with GAAP as if, in the case of an acquisition or the commencement of activities constituting such operating business, all transactions had been consummated prior to the first day of the Measurement Period, it being understood that in calculating Consolidated EBITDA the exclusions set forth in the definition of Consolidated Net Income shall apply to any person acquired as if it were a Restricted Subsidiary.

   "Consolidated EBITDA" means, with respect to any period, Consolidated Net Income for the period increased, without duplication, to the extent deducted in calculating the Consolidated Net Income, by:

  .  Consolidated Income Tax Expense for the period;

  . Consolidated Interest Expense for the period without regard to the proviso therein; and

  . depreciation, amortization and any other non-cash items for the period, less any non-cash items to the extent they increase Consolidated Net Income, including the partial or entire reversal of reserves taken in prior periods, for the period, for us and any Restricted Subsidiary, including, without limitation, amortization of capitalized debt issuance costs for the period, all of the foregoing determined on a consolidated basis for us and our Restricted Subsidiaries in accordance with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced, to the extent not otherwise reduced in accordance with GAAP, by an amount equal to:

  . the amount of Consolidated EBITDA attributable to such Restricted Subsidiary, multiplied by

  . the percentage ownership interest in a Restricted Subsidiary not owned on the last day of a period by us or any of our Restricted Subsidiaries.

   "Consolidated Income Tax Expense" for any period means the consolidated provision for our income taxes and the income taxes of our Restricted Subsidiaries for the period calculated on a consolidated basis in accordance with GAAP.

   "Consolidated Interest Expense" means for any period the consolidated interest expense included in our consolidated income statement and the consolidated income statement of our Restricted Subsidiaries, without deduction of interest income, for a period calculated on a consolidated basis in accordance with GAAP, including without limitation or duplication, or, to the extent not so included, with the addition of:

  .  the amortization of Debt discounts;

  . any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities;

  . fees, net of any amounts received, with respect to any Interest Rate or Currency Protection Agreement;

  . interest on Debt guaranteed by us and our Restricted Subsidiaries, to the extent paid by us or any Restricted Subsidiary; and

  . the portion of any Capital Lease Obligation allocable to interest expense; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated Interest Expense shall be reduced, to the extent not otherwise reduced in accordance with GAAP, by an amount equal to:

    . the amount of Consolidated Interest Expense attributable to the Restricted Subsidiary, multiplied by

    . the percentage ownership interest in the Restricted Subsidiary not owned on the last day of the period by us or any of our Restricted Subsidiaries.

   "Consolidated Net Income" for any period means our consolidated net income or loss of and the consolidated net income of our Restricted Subsidiaries for a period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded therefrom:

  . the net income or loss of any person acquired by us or any of our Restricted Subsidiaries in a pooling-of-interests transaction for any period prior to the date of the transaction;

  . the net income or loss of any person that is not our Restricted Subsidiary except to the extent of the amount of dividends or other distributions actually paid to us or our Restricted Subsidiary by the person during the period;

  .  gains or losses on Asset Sales by us or our Restricted Subsidiaries;

  .  all extraordinary gains and extraordinary losses;

  .  the cumulative effect of changes in accounting principles; and

  .  the tax effect of any of the items described in the foregoing clauses.

   "Consolidated Net Worth" of any person means the consolidated stockholders' equity of such person, determined on a consolidated basis in accordance with GAAP, less amounts attributable to Disqualified Stock of such person; provided that, with respect to us, adjustments following the date of the indenture to our accounting books and records in accordance with Accounting Principles Board Opinions Nos. 16 and 17, or successor opinions thereto, or otherwise resulting from the acquisition of control of us by another person shall not be given effect.

   "Debt" means, without duplication, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

  .  every obligation of the person for money borrowed;

  . every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

  . every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person, including reimbursement obligations with respect thereto, but excluding obligations with respect to trade letters of credit securing obligations entered into in the ordinary course of business to the extent the letters of credit are not drawn upon or, if drawn upon, to the extent the drawing is reimbursed no later than the third business day following receipt by the person of a demand for reimbursement;

  . every obligation of the person issued or assumed as the deferred purchase price of property or services, including securities repurchase agreements;

  .  every Capital Lease Obligation of the person;

  .  all Disqualified Stock issued by the person;

  . if the person is a Restricted Subsidiary, all preferred stock issued by the person;

  . every obligation under Interest Rate or Currency Protection Agreements of the person; and

  . every obligation of the type referred to in the foregoing clauses of another person and all dividends of another person the payment of which, in either case, the person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.

   The "amount" or "principal amount" of Debt at any time of determination as used herein represented by:

  .  any contingent Debt, shall be the maximum principal amount thereof;

  . any Debt issued at a price that is less than the principal amount at maturity thereof, shall be the amount of the liability in respect thereof determined in accordance with GAAP;

  . any Disqualified Stock, shall be the maximum fixed redemption or repurchase price in respect thereof; and

  . any preferred stock, shall be the maximum voluntary or involuntary liquidation preference plus accrued and unpaid dividends in respect thereof, in each case as of such time of determination.

   In no event shall "Debt" include any trade payable or accrued expenses arising in the ordinary course of business.

   "Disqualified Stock" of any person means any Capital Stock of the person that by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, at the option of the holder thereof, or otherwise matures or is required to be redeemed, pursuant to any sinking fund obligation or otherwise, but other than as a result of the death or disability of the holder thereof or the termination of the employment with us of the holder thereof, or is convertible into or exchangeable for Debt or is redeemable at the option of the holder thereof, in whole or in part, at any time prior to the final maturity of the notes; provided, however, that any Capital Stock which would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require us or a Restricted Subsidiary to repurchase or redeem the Capital Stock upon the occurrence of an "Asset Sale" or a "Change of Control" occurring prior to the final maturity date of the notes shall not constitute Disqualified Stock if the provisions applicable to the Capital Stock are no more favorable to the holders of the stock than the corresponding provisions applicable to the notes contained in the indenture and the provisions applicable to the Capital Stock specifically provide that we and our Restricted Subsidiaries will not repurchase or redeem any of the stock pursuant to the provisions prior to the repurchase of such notes as are required to be repurchased pursuant to the indenture upon an Asset Sale or a Change of Control.

   "Existing Debt" shall mean our Debt and the Debt of our Restricted Subsidiaries in existence on the original issue date of the original notes.

   "GAAP" means generally accepted accounting principles in the United States which are in effect on the date of original issuance of the original notes, consistently applied.

   "Guarantee" by any person means any obligation, contingent or otherwise, of the person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of the person to:

  . purchase or pay or advance or supply funds for the purchase or payment of the Debt or to purchase or to advance or supply funds for the purchase of any security for the payment of the Debt;

  . purchase property, securities or services for the purpose of assuring the holder of the Debt of the payment of the Debt; or

  . maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay the Debt, and "Guaranteed," "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing; provided, however, that the Guaranty by any person shall not include endorsements by the person for collection or deposit, in either case, in the ordinary course of business.

   "Incur" means, with respect to any Debt or other obligation of any person, to create, issue, incur, by conversion, exchange or otherwise, assume, Guarantee or otherwise become liable in respect of the Debt or other obligation including by acquisition of Restricted Subsidiaries or the recording, as required pursuant to GAAP or otherwise, of any of the Debt or other obligation on the balance sheet of the person, and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing; provided, however, that a change in GAAP that results in an obligation of the person that exists at such time becoming Debt shall not be deemed an Incurrence of the Debt.

   "Interest Rate or Currency Protection Agreement" of any person means any forward contract, futures contract, swap, option or other financial agreement or arrangement, including, without limitation, caps, floors, collars and similar agreements, relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices.

   "Internal Revenue Code" means the Internal Revenue Code of 1986 and any successor thereto.

   "Investment" by any person means any direct or indirect loan, advance or other extension of credit or capital contribution, by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise, to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other person, including any payment on a Guarantee of any obligation of such other person.

   "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, other than any easement not materially impairing usefulness or marketability, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets, including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.

   "Material Restricted Subsidiary" means, at any date of determination, any Restricted Subsidiary that represents more than 10% of our total consolidated assets at the end of the most recent fiscal quarter for which financial information is available, or more than 10% of our consolidated net sales or consolidated operating income for the most recent four quarters for which financial information is available.

   "Net Cash Proceeds" means:

  . with respect to any Asset Sale by any person, cash or Cash Equivalents received, including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption of Debt or other obligations relating to the properties or assets, therefrom by the person, net of:

    . all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, foreign and local taxes required to be accrued as a liability as a consequence of the Asset Sale;

    . all payments made by the person or its Restricted Subsidiaries on any Debt which is secured by the assets in accordance with the terms of any Lien upon or with respect to the assets or which must by the terms of such Lien, or in order to obtain a necessary consent to the Asset Sale or by applicable law, be repaid out of the proceeds from the Asset Sale;

    . all distributions and other payments made to minority interest holders in Restricted Subsidiaries of the person or joint ventures as a result of the Asset Sale; and

    . appropriate amounts to be provided by the person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with GAAP against any liabilities associated with such assets and retained by the person or any Restricted Subsidiary thereof, as the case may be, after the Asset Sale, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with the Asset Sale, in each case as determined by the board of directors, in its reasonable good faith judgment evidenced by a resolution of the board of directors filed with the trustee; provided, however, that any reduction in the reserve within 12 months following the consummation of the Asset Sale will be treated for all purposes of the indenture and the notes and the original notes as a new Asset Sale at the time of the reduction with Net Cash Proceeds equal to the amount of the reduction; and

  . with respect to the issuance or sale of Capital Stock, or options, warrants or rights to purchase Capital Stock, or debt securities or Disqualified Stock that has been converted into or exchanged for Capital

     Stock, the proceeds of the issuance or sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations, net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with the issuance or sale, conversion or exchange and net of any Consolidated Interest Expense attributable to any debt securities paid to the holders thereof prior to the conversion or exchange and net of taxes paid or payable as a result thereof.

   "Note Register" shall mean the note registry maintained by the registrar.

   "Offer to Purchase" means a written offer (the "offer") sent by us by first class mail, postage prepaid, to each holder at his address appearing in the Note Register on the date of the offer offering to purchase up to the principal amount of notes specified in such offer at the purchase price specified in such offer, as determined pursuant to the indenture. Unless otherwise required by applicable law, the offer shall specify an expiration date (the "offer expiration date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such offer and a settlement date (the "purchase date") for purchase of notes within five business days after the offer expiration date. We shall notify the trustee at least 15 business days, or such shorter period as is acceptable to the trustee, prior to the mailing of the offer of our obligation to make an offer to purchase, and the offer shall be mailed by us or, at our request, by the trustee in the name and at our expense. The offer shall contain information concerning our business and the business of our Restricted Subsidiaries which we in good faith believe will enable such holders to make an informed decision with respect to the Offer to Purchase, which at a minimum will include:

  . the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the trustee pursuant to the indenture, which requirements may be satisfied by delivery of the documents together with the offer;

  . a description of material developments in our business subsequent to the date of the latest of such financial statements referred to in the foregoing clause, including a description of the events requiring us to make the Offer to Purchase;

  . if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring us to make the Offer to Purchase; and

  .  any other information required by applicable law to be included therein.

   The offer shall contain all instructions and materials necessary to enable such holders to tender notes pursuant to the Offer to Purchase. The offer shall also state:

  . the section of the indenture pursuant to which the Offer to Purchase is being made;

  .  the offer expiration date and the purchase date;

  . the aggregate principal amount of the outstanding notes offered to be purchased by us pursuant to the Offer to Purchase, including, if less than 100%, the manner by which such has been determined pursuant to the Section of the indenture requiring the Offer to Purchase (the "purchase amount");

  . the purchase price to be paid by us for each $1,000 aggregate principal amount of notes accepted for payment, as specified pursuant to the indenture (the "purchase price");

  . that the holder may tender all or any portion of the notes registered in the name of the holder and that any portion of a note tendered must be tendered in an integral of $1,000 principal amount;

  . the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase;

  . that interest on any notes not tendered or tendered but not purchased by us pursuant to the Offer to Purchase will continue to accrue;

  . that on the purchase date the purchase price will become due and payable upon each note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the purchase date;

  . that each holder electing to tender a note pursuant to the Offer to Purchase will be required to surrender the note at the place or places specified in the Offer prior to the close of business on the offer expiration date, the note being, if we or the trustee so require, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to us and the trustee duly executed by, the holder thereof or his attorney duly authorized in writing;

  . that holders will be entitled to withdraw all or any portion of notes tendered if we or their paying agent receive, not later than the close of business on the offer expiration date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the note the holder tendered, the certificate number of the note the holder tendered and a statement that such holder is withdrawing all or a portion of his tender;

  . that (1) if notes in an aggregate principal amount less than or equal to the purchase amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, we shall purchase all the notes and (2) if notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the Offer to Purchase, we shall purchase notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments as may be deemed appropriate so that only notes in denominations of $1,000 or integral multiples thereof shall be purchased; and

  . that in the case of any holder whose note is purchased only in part, we shall execute, and the trustee shall authenticate and deliver to the holder of the note without service charge, a new note or notes of any authorized denomination as requested by, the holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the note so tendered.

   Any Offer to Purchase shall be governed by and effected in accordance with the offer for such Offer to Purchase.

   "Permitted Interest Rate or Currency Protection Agreement" of any person means any Interest Rate or Currency Protection Agreement entered into with one or more financial institutions that is designed to protect the person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred and which shall have a notional amount no greater than the payments due with respect to the Debt being hedged thereby and not for purposes of speculation.

   "Permitted Investment" means:

  . an Investment in us or a Wholly Owned Restricted Subsidiary or a person which will, upon the making of the Investment, become a Wholly Owned Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, us or a Wholly Owned Restricted Subsidiary; provided that the person's primary business or the assets to be transferred or conveyed are related, ancillary or complementary to the System and Network Management Business;

  .  Cash Equivalents;

  . payroll, travel, relocation and similar advances to cover matters that are expected at the time of the advances ultimately to be treated as expenses in accordance with GAAP;

  . stock, obligations or securities received (1) in satisfaction of judgments or (2) in connection with the sale or disposition of a person, assets or business;

  . Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker's compensation, performance and other similar deposits;

  .  Permitted Interest Rate or Currency Agreements;

  .  Strategic Investments;

  . loans or advances to ours officer or employees or officers or employees of any Restricted Subsidiary, other than loans or advances made pursuant to the next clause below, that do not in the aggregate exceed $10.0 million at any time outstanding;

  . accounts receivable in the ordinary course of business and Investments obtained in exchange or settlement of accounts receivable for which we have determined that collection is not likely; and

  . loans or advances to persons who own Debt or Capital Stock, other than any of our Affiliates or any Restricted Subsidiary, of any person if the loans or advances are made as part of, or in connection with, a transaction pursuant to which the person becomes our Restricted Subsidiary or the Restricted Subsidiary of our Restricted Subsidiary or substantially all of the assets of the person are acquired by us or any Restricted Subsidiary, in an aggregate amount not to exceed 20% of the total consideration paid in connection with such acquisition.

   "Permitted Lien" means any Lien on ours assets or the assets of any Restricted Subsidiary permitted under the "Limitation on Liens" covenant.

   "Permitted Senior Bank Debt" means Debt Incurred by us or any Restricted Subsidiary pursuant to the Senior Loan Facility (as defined in the indenture), or one or more other senior commercial term loan and/or revolving credit facilities, including any letter of credit subfacility, entered into principally with commercial banks and/or other financial institutions typically party to commercial loan agreements, and any replacement, extension, renewal, refinancing or refunding thereof; provided that the aggregate principal amount of all Permitted Senior Bank Debt, at any one time outstanding, shall not exceed $100.0 million plus 85% of our consolidated net accounts receivable.

   "Preferred stock" of any person means Capital Stock of such person of any class or classes, however designated, that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such person, to shares of Capital Stock of any other class of such person.

   "Purchase Money Secured Debt" of any person means Debt of the person secured by a Lien on real or personal property of the person which Debt:

  . constitutes all or a part of the purchase price or construction cost of the property; or

  . is Incurred prior to, at the time of or within 180 days after the acquisition or substantial completion of the property for the purpose of financing all or any part of the purchase price or construction cost thereof; provided, however, that:

    . the Debt so incurred does not exceed 100% of the purchase price or construction cost of the property and related expenses,

    . the Lien does not extend to or cover any property other than the item of property and any improvements on the item and proceeds thereof,

    . the purchase price or construction cost for the property is or should be included in "addition to property, plant and equipment" in accordance with GAAP, and

    . the purchase or construction of the property is not part of any acquisition of a person or business unit or line of business.

   "Qualified Consideration" shall mean:

  .  cash;

  .  Cash Equivalents;

  .  assets that are used or useful in the System and Network Management
     Business;

  . any securities or other obligations that are converted into or exchanged for cash or Cash Equivalents within six months after an Asset Sale; or

  . our liabilities or the liabilities of a Restricted Subsidiary assumed by the transferee, or its designee, such that we or the Restricted Subsidiary have no further liability therefor, the amount of the liability to be determined in accordance with GAAP.

   "Related person" of any person means any other person directly or indirectly owning:

  . 5% or more of the outstanding common stock of the person or, in the case of a person that is not a corporation, 5% or more of the equity interest in the person; or

  . 5% or more of the combined voting power of the Voting Stock of the person.

   "Restricted Subsidiary" means any of our Subsidiaries, whether existing on or after the date of the indenture, unless the Subsidiary is an Unrestricted Subsidiary.

   "Secured Debt" means Permitted Senior Bank Debt, Purchase Money Secured Debt and other Debt secured by a Permitted Lien.

   "Strategic Investment" means an Investment in any person, other than our Unrestricted Subsidiary, whose primary business is related, ancillary or complementary to the System and Network Management Business, and the Investment is determined by our board of directors to promote or significantly benefit our businesses and the businesses of our Restricted Subsidiaries on the date of the Investment.

   "Subordinated Debt" means our Debt as to which the payment of principal of, and premium, if any, and interest and other payment obligations in respect of the Debt shall be subordinate to the prior payment in full of the notes to at least the following extent:

  . no payments of principal of or premium, if any, or interest on, or otherwise due in respect of the Debt, may be permitted for so long as any default in the payment of principal or premium, if any, or interest on the notes exists;

  . in the event that any other default that with the passing of time or the giving of notice, or both, would constitute an Event of Default with respect to the notes, upon notice by 25% or more in principal amount of the notes to the trustee, the trustee shall have the right to give notice to us and the holders of the Debt, or trustees or agents therefor, of a payment blockage, and thereafter no payments of principal of or premium, if any, or interest on or otherwise due in respect of the Debt may be made for a period of 179 days from the date of the notice; and

  .  the Debt may not:

    . provide for payments of principal of the Debt at its maturity or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by us, including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of the Debt upon an event of default thereunder, in each case prior to the final maturity date of the notes; or

    . permit redemption or other retirement, including pursuant to an Offer to Purchase made by us, of the other Debt at the option of the holder thereof prior to the final maturity date of the notes, other than a redemption or other retirement at the option of the holder of the Debt, including pursuant to an Offer to Purchase made by us, which is conditioned upon a change of control of us pursuant to provisions substantially similar to those described under "Change of Control," and which shall provide that the Debt will not be repurchased pursuant to these provisions prior to our repurchase of the notes required to be repurchased by us pursuant to the provisions described under "Change of Control;" provided, however, that any Debt which would constitute Subordinated Debt but for provisions thereof giving holders thereof the right to require us or a Restricted Subsidiary to repurchase or redeem the Subordinated Debt upon the occurrence of an Asset Sale occurring prior to the final maturity of the notes shall constitute Subordinated Debt if the provisions applicable to the Subordinated Debt are no more favorable to the holders of the Debt than the provisions applicable to the notes and original notes contained in the covenant described under "Limitation on Asset Sales" and the provisions applicable to the Debt specifically provide that we and our Restricted Subsidiaries will not repurchase or redeem any of the Debt pursuant to these provisions prior to the repurchase of the notes as are required to be repurchased pursuant to the covenant described under "Limitation on Asset Sales."

   "Subsidiary" of any person means:

  . a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by the person or by one or more other Subsidiaries of the person or by the person and one or more Restricted Subsidiaries thereof; or

  . any other person, other than a corporation, in which the person, or one or more other Subsidiaries of the person or the person and one or more other Subsidiaries thereof, directly or indirectly, has the power to direct the policies, management and affairs thereof.

   "System and Network Management Business" means:

  .  server and other hardware hosting;

  . connectivity, data networking, telecommunications or content for computer or data networks or systems;

  .  management of computer or data networks or systems;

  . technology services, equipment sales or leasing or software licensing for computer or data networks or systems, including Internet Protocol and any successor protocol(s) based networks; and

  .  businesses reasonably related, complementary or incidental thereto.

   "U.S. government securities" means securities that are direct obligations of the United States of America, direct obligations of the Federal Home Loan Mortgage Corporation, direct obligations of the Federal National Mortgage Association, securities which the timely payment of whose principal and interest is unconditionally guaranteed by the full faith and credit of the United States of America, trust receipts or other evidence of a direct claim upon the instruments described above and money market mutual funds that invest solely in these securities.

   "Voting Stock" of any person means Capital Stock of a person which ordinarily has voting power for the election of directors, or persons performing similar functions, at a person, whether at all times or only so long as no senior class of securities has voting power by reason of any contingency.

   "Wholly Owned Restricted Subsidiary" of any person means a Restricted Subsidiary of a person all of the outstanding Capital Stock or other ownership interests of which, other than directors' qualifying shares, shall at the time be owned by the person or by one or more Wholly Owned Restricted Subsidiaries of the person or by the person and one or more Wholly Owned Restricted Subsidiaries of such person.

Events of Default

   The following will be "Events of Default" under the indenture:

  . failure to pay principal of or premium, if any, on any note when due upon acceleration, optional or mandatory redemption, required repurchase or otherwise;

  . failure to pay interest on any note when due, and such default continues for a period of 30 days;

  . default in the payment of principal and interest on notes required to be purchased pursuant to an Offer to Purchase as described under "Change of Control" and "Asset Sales" when due and payable;

  . failure to perform or comply with the provisions described under "Merger, Consolidation and Certain Sales of Assets;"

  . failure to perform any other of our covenants or agreements under the indenture or the notes and such failure continues for 60 days after written notice to us by the trustee or holders of at least 25% in aggregate principal amount of outstanding notes;

  . (1) any default by us or any Material Restricted Subsidiary in the payment of the principal, premium, if any, or interest has occurred with respect to amounts in excess of $10.0 million under any agreement, indenture or instrument evidencing Debt when the same shall become due and payable in full and the default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final maturity in accordance with its terms, the holders of the Debt shall have the right to accelerate the Debt, or
     (2) any event of default as defined in any of our agreements, indentures or instruments or any agreements, indentures or instruments of any Restricted Subsidiary evidencing Debt in excess of $10.0 million shall have occurred and the Debt thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

  . the rendering of a final judgment or judgments against us or any Material Restricted Subsidiary in an amount in excess of $10.0 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

  . events of bankruptcy, insolvency or reorganization affecting us or any Material Restricted Subsidiary; and

  . we shall challenge the Lien on the escrow account under the escrow agreement prior to the time that the escrow account is to be released to us or the escrow agreement becomes, or we assert that the escrow agreement is, invalid or unenforceable, otherwise than in accordance with its terms.

   Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. Subject to provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

   If an Event of Default, other than events of bankruptcy, insolvency or reorganization affecting us or any Material Restricted Subsidiary, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may accelerate the maturity of all notes; provided, however, that after the acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under various circumstances, rescind and annul the acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the indenture. If an event of bankruptcy, insolvency or reorganization affecting us or any Material Restricted Subsidiary occurs, the principal of and any accrued interest on the notes then outstanding will ipso facto become immediately due and payable without any declaration or other act on the part of the trustee or any holder. For information as to waiver of defaults, see "Modification and Waiver."

   No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless the holder shall have previously given to the trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the request and shall have failed to institute a proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in the note.

   We are required to furnish to the trustee annually a statement as to the performance by us of our obligations under the indenture and as to any default in such performance.

Satisfaction and Discharge of the Indenture

   The indenture will cease to be of further effect as to all outstanding notes, except as to:

  . rights of registration of transfer and exchange and our right of optional redemption;

  . substitution of apparently mutilated, defaced, destroyed, lost or stolen notes;

  . rights of holders to receive payment of principal and interest on the notes;

  .  rights, obligations and immunities of the trustee under the indenture;
     and

  . rights of the holders of the notes as beneficiaries of the indenture with respect to any property deposited with the trustee payable to all or any of them if:

    . we will have paid or caused to be paid the principal of and interest on the notes as and when they will have become due and payable; or

    . all outstanding notes, except lost, stolen or destroyed notes which have been replaced or paid, have been delivered to the trustee for cancellation.

Defeasance

   At our option, if applicable:

  (1) we will be discharged from any and all obligations in respect of the outstanding notes; or

  (2) we may omit to comply with various restrictive covenants, and this omission shall not be deemed to be an Event of Default under the indenture and the notes,

in either case (1) or (2) upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of and premium, if any, and each installment of interest if any, on the outstanding notes.

   With respect to clause (2), the obligations under the indenture other than with respect to these covenants and the Events of Default other than the Events of Default relating to these covenants above shall remain in full force and effect. A trust may only be established if, among other things:

  . with respect to clause (1), we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that holders of the notes will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred; or, with respect to clause (2), we have delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and defeasance and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred;

  . the deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we or any Restricted Subsidiary are a party or by which we and any Restricted Subsidiary are bound;

  . no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default, shall have occurred and be continuing;

  . we have delivered to the trustee an opinion of counsel to the effect that the deposit shall not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940; and

  .  other customary conditions precedent are satisfied.

Modification and Waiver

   Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding notes; provided, however, that no modification or amendment may, without the consent of the holder of each outstanding note or original note affected thereby:

  . change the stated maturity of the principal of, or any installment of interest on, any note;

  .  reduce the principal amount of, or premium or interest on, any note;

  . change the place or currency of payment of principal of, or premium or interest on, any note;

  . impair the right to institute suit for the enforcement of any payment on or with respect to any note;

  . reduce the above-stated percentage of outstanding notes necessary to modify or amend the indenture;

  . reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver of compliance with provisions of the indenture or for waiver of defaults;

  . modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified; or

  . following the mailing of any Offer to Purchase, modify any Offer to Purchase for the notes required under the "Limitation on Asset Sales" and the "Change of Control" covenants contained in the indenture in a manner materially adverse to the holders thereof.

   However, without the consent of any holder, we and the trustee may amend or supplement the indenture or the notes to cure any ambiguity, defect or inconsistency; provided that this action does not adversely affect the interests of the holders of the notes in any material respect, to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation, to secure the notes, to add to our covenants for the benefits of the holders or to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

   The holders of a majority in aggregate principal amount of the outstanding notes, on behalf of all holders of notes, may waive compliance by us with restrictive provisions of the indenture. Subject to rights of the trustee, as provided in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes, on behalf of all holders of notes, may waive any past default under the indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any note tendered pursuant to an Offer to Purchase.

Governing Law

   The indenture, the old notes and the original notes are, and the new notes will be, governed by the laws of the State of New York.

The Trustee

   The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such persons own affairs.

   The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any Affiliate; provided, however, that if it acquires any conflicting interest, as defined in the indenture or in the Trust Indenture Act, it must eliminate the conflict or resign.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a general discussion of material U.S. federal income considerations relevant to holders of the notes including material U.S. federal income tax consequences of the exchange of old notes for new notes pursuant to the exchange offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor does it intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax, state tax, local tax, foreign tax or other tax consequences of acquiring or holding notes. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt (employment, charitable or other) organizations, and persons holding notes as part of a hedging or conversion transaction or straddle or persons deemed to sell notes under the constructive sale provisions of the Code, may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law. This discussion is limited to purchasers of notes who hold the notes as "capital assets" within the meaning of Section 1221 of the Code.

   All purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes.

U.S. Holders

   As used herein, the term "U.S. Holder" means the beneficial holder of a note that for United States federal income tax purposes is:

  . a citizen or resident (as defined in Section 7701 (b) of the Code) of the United States;

  . a corporation, partnership or other entity formed under the laws of the United States or any political subdivision thereof;

  . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  . a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code.

   A "Non-U.S. Holder" is any holder other than a U.S. Holder.

 Interest

   Stated interest on the notes will generally be includable in a U.S. Holder's gross income and taxable as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting.

 Sale, Exchange or Redemption

   Each U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, redemption or other disposition of the notes measured by the difference, if any, between:

  . the amount of cash and the fair market value of any property received, except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income; and

  .  such holder's adjusted tax basis in the notes;

   Capital gain recognized by an individual U.S. Holder generally will be subject to a maximum United States Federal income tax rate of:

  . 39.6% if the U.S. Holder held the asset for not more than one year before the disposition; or

  . 20% if the U.S. Holder held the asset for more than 12 months before the disposition.

   A holder's initial tax basis in a note will be the amount paid therefor.

   The exchange of the old notes for the new notes pursuant to the exchange offer should not be treated as an "exchange" for federal income tax purposes because the new notes should not differ materially in either kind or extent from the old notes and because the exchange will occur by operation of the terms of the old notes. A U.S. Holder's adjusted tax basis in the new notes should be the same as such Holder's adjusted tax basis in the old notes. A U.S. Holder's holding period for the new notes received pursuant to the exchange offer should include its holding period for the old notes surrendered therefor.

 Information Reporting and Backup Withholding

   A U.S. Holder of notes may be subject to "backup withholding" at a rate of 31% with respect to "reportable payments," including interest payments, and, under various circumstances, principal payments on the notes and proceeds from the sale, exchange or redemption of the notes. These backup withholding rules apply if the U.S. Holder, among other things:

  . fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor;

  . furnishes a TIN as to which the IRS provides notification that it is an incorrect TIN;

  .  fails to report properly interest; or

  . under various circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is correct and that such U.S. Holder is not subject to backup withholding.

   A U.S. Holder who does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

   We will report to the U.S. Holders of notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

   The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder. Non-U.S. Holders should consult their own tax advisors concerning the state, local, foreign and other tax consequences of the purchase, ownership and disposition of the notes.

   For purposes of U.S. federal income tax on interest discussed below, a Non-U.S. Holder (as defined above) includes a non-resident fiduciary of an estate or trust. For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of a note will be considered to be "U.S. trade or business income" if such income or gain is:

  . effectively connected with the conduct of a trade or business within the U.S. of such Non-U.S. Holder; or

  . in the case of certain residents of certain countries which have an income tax treaty in force with the U.S., attributable to a permanent establishment or, in the case of an individual, a fixed base, in the United States as such terms are defined in the applicable treaty.

 Stated Interest

   Generally any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. federal income tax if the interest qualifies as "portfolio interest." Generally interest on the notes will qualify as portfolio interest if:

  . the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the appropriate provisions of the Code;

  . the Non-U.S. Holder, under penalty of perjury, certifies in general that the Non-U.S. Holder is not a U.S. person and such certificate provides the Non-U.S. Holder's name and address;

  . the Non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business; and

  .  the notes are in registered form.

   The gross amount of payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate such tax. Interest payments that are considered as U.S. trade or business income will be taxed at regular U.S. income tax rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% rate unless a U.S. income tax treaty applies to reduce or eliminate such tax. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form 1001 or IRS Form 4224 (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. Under recently issued U.S. Treasury Regulations that will generally be effective on and after January 1, 2001 (the "Withholding Regulations"), the required Forms 1001 and 4224 will be replaced by a new Form W-8. Under the Withholding Regulations, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in the Withholding Regulations for payments through qualified intermediaries. Investors should consult their tax advisors regarding the effect, if any, of the Withholding Regulations.

 Sale, Exchange or Redemption of Notes

   Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note generally will not be subject to U.S. federal income tax, unless:

  .  such gain is U.S. trade or business income;

  . subject to exceptions, the Non-U.S. Holder is an individual who holds the note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition; or

  . the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates, including certain former citizens or residents of the United States.

   The exchange of the old notes for the new notes pursuant to the exchange offer should not be treated as an "exchange" for federal income tax purposes because the new notes should not differ materially in either kind or extent from the old notes and because the exchange will occur by operation of the terms of the old notes. A U.S. Holder's adjusted tax basis in the new notes should be the same as such Holder's adjusted tax basis in the old notes. A U.S. Holder's holding period for the new notes received pursuant to the exchange offer should include its holding period for the old notes surrendered therefor.

 Information Reporting and Backup Withholding

   We must report annually to the IRS and to each Non-U.S. Holder any interest that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. tax under the portfolio interest exception or because it is U.S. trade or business income. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under various circumstances, we will have to report to the IRS payments of principal.

   Generally, information reporting and backup withholding of United States federal income tax at a rate of 31% may apply to payments made by us or our agents to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent have actual knowledge that the payee is a United States person.

   The payment of the proceeds from the disposition of notes to or through a United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides certification as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a Non-U.S. Holder of the notes to or through a foreign office of a broker will generally not be subject to backup withholding. However, if such broker is a U.S. person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business, information reporting will apply unless such broker has documentary evidence in its files of the Non-U.S. Holder's foreign status and has no actual knowledge to the contrary or unless the Non-U.S. Holder otherwise establishes an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder. The Withholding Regulations alter the foregoing rules in certain respects. Investors should consult their tax advisors regarding the effect, if any, of the Withholding Regulations.

   Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures for claiming such refund or credit are followed.

   The preceding discussion of material United States federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisers as to particular U.S. federal, state, local, foreign and other tax consequences to it of purchasing, holding and disposing of our notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                              PLAN OF DISTRIBUTION

   We will receive no proceeds in connection with the exchange offer.

   Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period ending upon the earlier of (1) 180 days after the exchange offer has been completed and (2) the date on which broker-dealers no longer own any Transfer Restricted Securities, we will make available and provide promptly upon reasonable request this prospectus as amended or supplemented, in a form meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale.

   New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of new notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. We have agreed to indemnify broker-dealers against various liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   The validity of the notes offered by this prospectus will be passed upon on behalf of Exodus by Fenwick & West LLP, Palo Alto, California, and Debevoise & Plimpton, New York City, New York.

                                    EXPERTS

   The consolidated financial statements of Exodus as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been included in the prospectus in reliance on the report of KPMG LLP, independent auditors, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements of Cohesive Technology Solutions, Inc. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 which are incorporated by reference in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is also incorporated by reference in this registration statement, and have been so included in reliance of said firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   We are currently subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at:

   Room 1024                 Suite 1400              13th Floor
   450 Fifth Street, N.W.    Northwest Atrium Center Seven World Trade Center
   Judiciary Plaza           500 West Madison Street New York, New York 10048
   Washington, D.C. 20549    Chicago, Illinois 60661

   Copies of material can be obtained at prescribed rates from the Public Reference Section of the Commission at:

   450 Fifth Street, N.W.
   Judiciary Plaza
   Washington, D.C. 20549

   The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. Our common stock is quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning us also may be inspected at the offices of the National Association of Securities Dealers at:

   9513 Key West Avenue
   Rockville, Maryland 20850

                          EXODUS COMMUNICATIONS, INC.

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of KPMG LLP, Independent Auditors................................... F-2


Consolidated Balance Sheets as of December 31, 1997 and 1998 and June 30,
 1999 (unaudited).......................................................... F-3


Consolidated Statements of Operations for the years ended December 31,
 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999
 (unaudited)............................................................... F-4


Consolidated Statements of Stockholders' (Deficit) Equity for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30,
 1999 (unaudited) ......................................................... F-5


Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999
 (unaudited) .............................................................. F-6


Notes to Consolidated Financial Statements................................. F-7


Schedule II-Valuation and Qualifying Accounts.............................. S-1

                    REPORT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Exodus Communications, Inc.:

   We have audited the consolidated financial statements of Exodus Communications, Inc. and subsidiaries (the Company) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Exodus Communications, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG LLP

Mountain View, California
January 26, 1999, except
 as to Note 9, which is as
 of August 12, 1999

                          EXODUS COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)

                                                     December 31,       June 30,
                                                   ------------------  ----------
                                                     1997      1998       1999
                                                   --------  --------  ----------
Assets                                                                 (Unaudited)
Current assets:
 Cash and cash equivalents........................ $ 10,270  $150,891  $ 330,605
 Accounts receivable, net of allowance for
  doubtful accounts of $691, $1,821, and $4,183
  as of December 31, 1997 and 1998, and June 30,
  1999, respectively..............................    1,837    11,174     24,984
 Prepaid expenses and other current assets........    1,377     4,677      6,439
                                                   --------  --------  ---------
   Total current assets...........................   13,484   166,742    362,028
Property and equipment, net.......................   25,170    68,306    166,214
Restricted cash equivalents and investments.......    1,753    45,614     43,436
Other assets......................................      566    12,624     52,373
                                                   --------  --------  ---------
                                                   $ 40,973  $293,286  $ 624,051
                                                   ========  ========  =========
Liabilities, Redeemable Convertible Preferred
Stock and Stockholders' (Deficit) Equity
Current liabilities:
 Bank borrowings.................................. $  3,000  $    --   $     --
 Current portion of equipment loans and line of
  credit facilities...............................    3,777    14,367      7,164
 Current portion of capital lease obligations.....    1,143     5,140     11,863
 Accounts payable.................................    6,252     9,208     22,758
 Accrued expenses.................................    3,019     6,771     17,974
 Accrued interest payable.........................      --     11,563     15,880
                                                   --------  --------  ---------
   Total current liabilities......................   17,191    47,049     75,639
Equipment loans and line of credit facilities,
 less current portion.............................   12,693    15,695     10,775
Capital lease obligations, less current portion...    2,442    11,401     27,732
Convertible subordinated notes....................      --        --     250,000
Senior notes......................................      --    200,000    275,375
                                                   --------  --------  ---------
   Total liabilities..............................   32,326   274,145    639,521
Redeemable convertible preferred stock and
 warrants, $0.001 par value: 74,960,124, no
 shares, and no shares authorized as of December
 31, 1997 and 1998, and June 30, 1999,
 respectively; 34,117,371, no shares, and no
 shares issued and outstanding as of December 31,
 1997 and 1998, and June 30, 1999, respectively;
 aggregate liquidation preference of $39,640 as of
 December 31, 1997................................   39,247       --         --
                                                   --------  --------  ---------
Commitments and contingencies
Stockholders' (deficit) equity:
 Preferred stock, $0.001 par value: no shares,
  5,000,000 and 5,000,000 shares authorized as of
  December 31, 1997 and 1998, and June 30, 1999,
  respectively; and no shares issued or
  outstanding as of December 31, 1997 and 1998,
  and June 30, 1999, respectively.................      --        --         --
 Common stock, $0.001 par value: 53,281,579,
  50,000,000, and 300,000,000 shares authorized
  as of December 31, 1997 and 1998, and June 30,
  1999, respectively; 8,269,012, 80,269,408, and
  82,850,616 shares issued and outstanding as of
  December 31, 1997 and 1998, and June 30, 1999,
  respectively....................................        8        80         83
Additional paid-in capital........................    2,502   117,160    125,236
Notes receivable from stockholders................     (140)      --         --
Deferred stock compensation.......................   (2,393)   (1,080)      (705)
Accumulated deficit...............................  (30,577)  (97,019)  (140,084)
                                                   --------  --------  ---------
   Total stockholders' (deficit) equity...........  (30,600)   19,141    (15,470)
                                                   --------  --------  ---------
                                                   $ 40,973  $293,286  $ 624,051
                                                   ========  ========  =========

          See accompanying notes to consolidated financial statements.

                          EXODUS COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                             Six Months Ended
                                 Year Ended December 31,         June 30,
                                ---------------------------  ------------------
                                 1996      1997      1998      1998      1999
                                -------  --------  --------  --------  --------
                                                                (Unaudited)
Revenues:
  Service revenues............  $ 2,454  $ 11,588  $ 49,808
  Equipment revenues..........      676       820     2,930
                                -------  --------  --------  --------  --------
    Total revenues............    3,130    12,408    52,738    17,176    72,586
                                -------  --------  --------  --------  --------
Costs and expenses:
  Cost of service revenues....    2,538    16,228    59,261
  Cost of equipment revenues..      452       640     2,298
                                -------  --------  --------
    Total costs of revenues...    2,990    16,868    61,559    22,864    62,706
                                -------  --------  --------  --------  --------
  Marketing and sales.........    2,734    12,702    28,778    13,580    22,234
  General and administrative..    1,056     5,983    15,865     5,657    15,890
  Product development.........      444     1,647     3,221     1,364     2,836
                                -------  --------  --------  --------  --------
    Total expenses............    4,234    20,332    47,864    20,601    40,960
                                -------  --------  --------  --------  --------
    Total costs and expenses..    7,224    37,200   109,423    43,465   103,666
                                -------  --------  --------  --------  --------
    Operating loss............   (4,094)  (24,792)  (56,685)  (26,289)  (31,080)
Interest income...............       68       193     7,137       931     6,870
Interest expense..............     (107)     (699)  (16,894)   (2,039)  (18,855)
                                -------  --------  --------  --------  --------
    Net loss..................   (4,133)  (25,298)  (66,442)  (27,397)  (43,065)
Cumulative dividends and
 accretion on
 redeemable convertible
 preferred stock..............      --     (1,413)   (2,014)   (2,014)      --
                                -------  --------  --------  --------  --------
    Net loss attributable to
     common stockholders......  $(4,133) $(26,711) $(68,456) $(29,411) $(43,065)
                                =======  ========  ========  ========  ========
Basic and diluted net loss per
 share........................  $ (0.54) $  (3.46) $  (1.09) $  (0.64) $  (0.53)
                                =======  ========  ========  ========  ========
Shares used in computing basic
 and diluted net
 loss per share...............    7,656     7,714    62,574    45,841    81,693
                                =======  ========  ========  ========  ========


          See accompanying notes to consolidated financial statements.

                          EXODUS COMMUNICATIONS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
                                 (in thousands)

                                                       Notes                                  Total
                          Common Stock   Additional  Receivable    Deferred               Stockholders'
                          --------------  Paid-In       from        Stock     Accumulated   (Deficit)
                          Shares  Amount  Capital   Stockholders Compensation   Deficit      Equity
                          ------  ------ ---------- ------------ ------------ ----------- -------------
Balances as of December
 31, 1995...............   7,284   $  7   $    194     $(195)      $   --      $  (1,146)   $ (1,140)
Issuance of common
 stock..................     536      1         31       --            --            --           32
Issuance of common stock
 in connection with
 stock purchase plan and
 exercise of stock
 options................      64    --           4        (3)          --            --            1
Repurchase of common
 stock..................    (100)   --          (6)        6           --            --          --
Repayment of notes
 receivable from
 stockholders...........     --     --         --          6           --            --            6
Net loss................     --     --         --        --            --         (4,133)     (4,133)
                          ------   ----   --------     -----       -------     ---------    --------
Balances as of December
 31, 1996...............   7,784      8        223      (186)          --         (5,279)     (5,234)
Issuance of common stock
 in connection with
 exercise of stock
 options and warrants...     689    --         222       --            --            --          222
Repurchase of common
 stock..................    (204)   --         (12)       12           --            --          --
Repayment of notes
 receivable from
 stockholders...........     --     --         --         34           --            --           34
Deferred stock
 compensation related to
 stock option grants....     --     --       3,482       --         (3,482)          --          --
Amortization of deferred
 stock compensation.....     --     --         --        --          1,089           --        1,089
Accrual of cumulative
 dividends on Series C
 and D redeemable
 convertible preferred
 stock..................     --     --        (750)      --            --            --         (750)
Accretion on Series C
 and D redeemable
 convertible preferred
 stock..................     --     --        (663)      --            --            --         (663)
Net loss................     --     --         --        --            --        (25,298)    (25,298)
                          ------   ----   --------     -----       -------     ---------    --------
Balances as of December
 31, 1997...............   8,269      8      2,502      (140)       (2,393)      (30,577)    (30,600)
Issuance of common stock
 in connection with
 employee stock purchase
 plan and exercise of
 stock options and
 warrants...............   3,351      3      2,250       --            --            --        2,253
Issuance of common stock
 in conjunction with
 initial public
 offering, net of
 offering costs of
 $7,062.................  20,500     21     69,797       --            --            --       69,818
Issuance of common stock
 to an officer for
 cash...................     200    --         450       --            --            --          450
Issuance of common stock
 and common stock
 warrants...............     --     --         786       --            --            --          786
Repayment of notes
 receivable from
 stockholders...........     --     --         --        140           --            --          140
Conversion of redeemable
 convertible preferred
 stock into common
 stock..................  47,949     48     43,389       --            --            --       43,437
Amortization of deferred
 stock compensation.....     --     --         --        --          1,313           --        1,313
Accrual of cumulative
 dividends on Series C
 and D redeemable
 convertible preferred
 stock..................     --     --        (462)      --            --            --         (462)
Accretion on Series C
 and D redeemable
 convertible preferred
 stock..................     --     --      (1,552)      --            --            --       (1,552)
Net loss................     --     --         --        --            --        (66,442)    (66,442)
                          ------   ----   --------     -----       -------     ---------    --------
Balances as of December
 31, 1998...............  80,269     80    117,160       --         (1,080)      (97,019)     19,141
Issuance of common stock
 in connection with
 employee stock purchase
 plan and exercise of
 stock options and
 warrants (unaudited)...   2,582      3      8,076       --            --            --        8,079
Amortization of deferred
 stock compensation
 (unaudited)............     --     --         --        --            375           --          375
Net loss (unaudited)....     --     --         --        --            --        (43,065)    (43,065)
                          ------   ----   --------     -----       -------     ---------    --------
Balances as of June 30,
 1999 (unaudited).......  82,851   $ 83   $125,236     $ --        $  (705)    $(140,084)   $(15,470)
                          ======   ====   ========     =====       =======     =========    ========

          See accompanying notes to consolidated financial statements.

                          EXODUS COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 Six Months
                                                                   Ended
                                 Year Ended December 31,          June 30,
                               -----------------------------  -----------------
                                 1996      1997       1998     1998      1999
                               --------  ---------  --------  -------  --------
                                                                (Unaudited)
Cash flows from operating
 activities:
 Net loss....................  $( 4,133) $( 25,298) $(66,442) (27,397)  (43,065)
 Adjustments to reconcile net
  loss to net cash used for
  operating activities:
 Depreciation and
  amortization...............       461      3,429    12,997    4,689    12,634
 Loss on disposal of
  property and equipment.....       --         --        464      248       --
 Noncash common stock and
  warrant expense............       --         --        786      786       --
 Amortization of deferred
  stock compensation.........       --       1,089     1,313      752       375
 Amortization of debt
  issuance costs.............       --         --        846      198       425
 Interest accretion on
  restricted cash
  equivalents and
  investments................       --         --     (1,088)     --     (1,139)
 Changes in operating assets
  and liabilities:
  Accounts receivable........      (265)    (1,316)   (8,301)  (2,547)  (12,835)
  Prepaid expenses and other
   assets....................      (189)      (748)   (4,086)    (905)   (6,689)
  Accounts payable...........       671      5,089     2,791    4,892    13,121
  Accrued expenses...........       339      2,237     2,659    2,857    11,099
  Accrued interest payable...       --         --     11,563      --      4,317
                               --------  ---------  --------  -------  --------
   Net cash used for
    operating activities.....    (3,116)   (15,518)  (46,498) (16,427)  (21,757)
                               --------  ---------  --------  -------  --------
Cash flows from investing
 activities:
 Capital expenditures........    (3,499)   (22,489)  (44,564) (17,842)  (81,491)
 Proceeds from sale of
  property and equipment.....       --         --        245      --        --
 Business acquired, net of
  cash received..............       --         --     (5,654)     --    (20,009)
 Release (increase) of
  restricted cash and
  investments................      (378)    (1,375)  (42,773)    (185)    3,325
 Other assets................       --         --        --      (243)   (7,967)
                               --------  ---------  --------  -------  --------
   Net cash used for
    investing activities.....    (3,877)   (23,864)  (92,746) (18,270) (106,142)
                               --------  ---------  --------  -------  --------
Cash flows from financing
 activities:
 Proceeds from issuance of
  redeemable convertible
  preferred stock and
  warrants...................     9,409     23,320     2,176    2,176       --
 Proceeds from issuance of
  common stock, net..........        32        222    72,521   70,460     8,079
 Proceeds from issuance of
  bridge financing
  convertible notes..........       --       3,975       --       --        --
 Repayment of notes
  receivable from
  stockholders...............         7         34       140       87       --
 Bank borrowings, net........      (100)     3,000    (3,000)  (3,000)      --
 Proceeds from sale-leaseback
  transactions...............       552        932     4,035    4,035       --
 Payments on capital leases
  obligations................      (154)      (720)   (2,999)    (895)   (3,861)
 Proceeds from equipment
  loans and line of credit
  facilities.................     1,296     16,480    18,611   14,448       --
 Repayment of equipment loans
  and line of credit
  facilities.................      (497)    (1,306)   (5,019)  (2,164)  (12,280)
 Proceeds from convertible
  subordinated notes, net....       --         --        --       --    242,250
 Proceeds from senior notes,
  net of discounts and
  offering costs.............       --         --    193,400      --     73,425
                               --------  ---------  --------  -------  --------
   Net cash provided by
    financing activities.....    10,545     45,937   279,865   85,147   307,613
                               --------  ---------  --------  -------  --------
Net increase in cash and cash
 equivalents.................     3,552      6,555   140,621   50,450   179,714
Cash and cash equivalents at
 beginning of year...........       163      3,715    10,270   10,270   150,891
                               --------  ---------  --------  -------  --------
Cash and cash equivalents at
 end of year.................  $  3,715  $  10,270  $150,891   60,720   330,605
                               ========  =========  ========  =======  ========
Supplemental disclosures of
 cash flow information:
 Cash paid--interest.........  $    --   $     699  $  4,917    1,016    14,423
                               ========  =========  ========  =======  ========
 Noncash investing and
  financing activities:
 Assets recorded under
  capital leases.............  $     27  $   2,700  $ 11,709    6,007    26,915
                               ========  =========  ========  =======  ========
 Conversion of note payable
  to stockholder to
  preferred stock............  $    200  $     --   $    --   $   --   $    --
                               ========  =========  ========  =======  ========
 Cumulative dividends and
  accretion on Series C and
  D redeemable convertible
  preferred stock............  $    --   $   1,413  $  2,014  $ 2,014  $    --
                               ========  =========  ========  =======  ========
 Deferred compensation on
  grants of stock options....  $    --   $   3,482  $    --   $   --   $    --
                               ========  =========  ========  =======  ========
 Warrants issued for
  financing commitments......  $    --   $     730  $    --   $   --   $    --
                               ========  =========  ========  =======  ========
 Conversion of bridge
  financing convertible
  notes to redeemable
  convertible preferred
  stock......................  $    --   $   3,975  $    --   $   --   $    --
                               ========  =========  ========  =======  ========
 Conversion of redeemable
  convertible preferred
  stock to common stock......  $    --   $     --   $ 43,437  $43,576  $    --
                               ========  =========  ========  =======  ========

          See accompanying notes to consolidated financial statements.

                          EXODUS COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

(1) Summary of the Company and Significant Accounting Policies

 The Company

   Exodus Communications, Inc. ("Exodus" or "the Company") is a leading provider of Internet system and network management solutions for enterprises with mission-critical Internet operations.

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

   The Company's revenues consist of (i) monthly fees from customer use of Internet Data Center sites, network services and managed services, including professional services and use of equipment and software provided by the Company, (ii) revenues from sales of third-party equipment to customers and
(iii) fees for installation and certain professional services. Currently, substantially all of the Company's revenue is derived from services. Revenues (other than installation fees, equipment sales to customers and certain professional services) are generally billed and recognized ratably over the term of the contract, which is generally one year. Installation fees are typically recognized at the time the installation occurs, and equipment revenues are typically recognized when the equipment is delivered to the customer or placed into service at an Internet Data Center. The Company sells third-party equipment to its customers as an accommodation to facilitate their purchase of services. One-time professional service fees are typically recognized when services are rendered.

 Cash Equivalents and Investments

   Cash equivalents consist of highly liquid investments with original maturities of 90 days or less. As of June 30, 1999, cash equivalents consisted principally of money market funds at two financial institutions.

   The Company classifies its investments as "held-to-maturity." As of June 30, 1999 such investments consisted of United States Treasury Notes and are recorded at amortized cost.

   The components of restricted cash equivalents and investments are as follows (in thousands):

                               December 31,  June 30,
                                   1998        1999
                               ------------ -----------
                                            (Unaudited)
   United States Treasury
    Notes:
     Due within one year.....    $10,733      $29,389
     Due after one year
      through two years......     20,594          --
   Money market funds........     11,049       11,391
   Cash collateral related to
    leases...................      3,238        2,656
                                 -------      -------
   Total restricted cash
    equivalents and
    investments..............    $45,614      $43,436
                                 =======      =======

   See Notes 4 and 6 for additional information regarding restricted cash equivalents and investments.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

 Financial Instruments and Concentration of Credit Risk

   The carrying value of the Company's financial instruments, including cash and cash equivalents, investments, accounts receivable, bank borrowings and debt approximates fair market value. Financial instruments that potentially expose the Company to a concentration of credit risk principally consist of cash and cash equivalents, investments and accounts receivable.

   The Company's customer base is primarily composed of businesses throughout the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential losses.

 Property and Equipment

   Property and equipment are stated at cost and depreciated on a straight-line basis over their respective estimated useful lives, which are generally three to five years. Equipment recorded under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the respective lease term or estimated useful life of the asset.

 Software Development Costs

   The Company capitalizes software development costs incurred to develop certain of the Company's collaborative systems management services that are included in the Company's co-location services in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Costs are capitalized after technological feasibility is achieved; generally upon the development of a working model. To date, software development costs capitalizable under SFAS No. 86 have not been material.

 Income Taxes

   The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

 Stock-Based Compensation

   The Company uses the intrinsic value-based method to account for all of its employee stock-based compensation plans. Expense associated with stock-based compensation is being amortized consistent with the method described in Financial Accounting Standards Board (FASB) Interpretation No. 28 over the vesting period of the individual options.

 Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

   The Company evaluates its long-lived assets, including goodwill and certain identifiable intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 is unaudited)

 Unaudited Interim Financial Statements

   The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the accompanying unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company's financial position as of June 30, 1999, and the results of its operations and its cash flows for the six-month periods ended June 30, 1998 and 1999.

 Goodwill and Other Intangible Assets

   Goodwill and other intangible assets are comprised primarily of amounts recorded in business acquisitions and are included in other assets on the accompanying consolidated balance sheets. The goodwill and other intangible amounts related to the acquisitions are being amortized on a straight-line basis over periods generally ranging from 5 to 10 years (see Note 2).

 Net Loss Per Share

   Basic and diluted net loss per share has been computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share does not include the effect of the following common equivalent shares as the effect of their inclusion is antidilutive during each period (in thousands):

                                                                  Six Months
                                       Year Ended December 31,  Ended June 30,
                                       ------------------------ ---------------
                                        1996     1997    1998    1998    1999
                                       ------- -------- ------- ------- -------
                                                                  (Unaudited)
Shares issuable under stock options..    1,168    6,836  19,144  13,036  21,591
Shares issuable pursuant to warrants
 to purchase common and redeemable
 convertible preferred stock.........    2,548   11,252     724     988     266
Shares of redeemable convertible
 preferred stock on an "as if
 converted" basis....................   62,148  136,468     --      --      --
Shares of convertible subordinated
 notes on an "as if converted"
 basis...............................      --       --      --      --   10,946

 Comprehensive Loss

   There are no differences between consolidated net loss and comprehensive loss for any period presented.

(2) Business Combinations

   On October 2, 1998, the Company purchased substantially all of the assets, including customer agreements, and assumed certain liabilities of Arca Systems, Inc. ("Arca"), a wholly owned subsidiary of Cyberguard Corporation. Arca, which has been in business for more than ten years, is a provider of advanced network and system security consulting services and designs and develops security technology solutions for complex and sensitive information systems. Arca operates as a wholly owned subsidiary of the Company. Total consideration paid, including direct acquisition costs, aggregated approximately $5,800,000. The acquisition was accounted for as a purchase and the results of Arca have been included from the acquisition date. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $5,000,000 and was attributed primarily to workforce in place ($2,500,000) and goodwill ($2,400,000). These amounts are generally being amortized on a straight-line basis over 10 years.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)


   On February 1, 1999, the Company purchased all of the Capital Stock of American Information Systems, Inc ("AIS"). AIS provides collocation services as well as professional services. Total consideration paid, including direct acquisition costs, aggregated approximately $20,500,000. The acquisition was accounted for as a purchase with the results of AIS included from the acquisition date. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $18,700,000 and was attributed primarily to goodwill ($15,000,000), customer lists ($3,200,000) and assembled workforce ($500,000). These amounts are being amortized on a straight-line basis over periods ranging from 5 to 7 years.

   The following summary, prepared on an unaudited pro forma basis, combines the Company's consolidated results of operations with Arca's and AIS' results of operations, as if Arca and AIS had been acquired as of the beginning of the periods presented (in thousands, except per share data):

                                               Year Ended         Six Months
                                              December 31,      Ended June 30,
                                            ------------------  --------------
                                              1997      1998         1998
                                            --------  --------  --------------
   Revenues................................ $ 16,643  $ 61,951     $ 22,196
   Net loss attributable to common
    stockholders........................... $(27,297) $(71,837)    $(31,296)
   Basic and diluted net loss per share.... $  (3.54) $  (1.15)    $  (0.68)
   Shares used in pro forma per share
    computation............................    7,714    62,574       45,841

   Pro forma financial information for the six-month period ended June 30, 1999 giving effect to the acquisition of AIS is not presented as it would not have differed materially from the Company's consolidated results from operations during that period.

   The pro forma results are not necessarily indicative of what would have occurred if the above acquisitions had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

(3) Financial Statement Components

 Property and Equipment

   Property and equipment consisted of the following (in thousands):

                                                    December 31,    June 30,
                                                   --------------- -----------
                                                    1997    1998      1999
                                                   ------- ------- -----------
                                                                   (Unaudited)
   Data centers and related equipment............. $16,316 $43,959  $ 92,436
   Furniture, fixtures, computer equipment and
    other.........................................  12,815  32,887    61,953
   Construction in progress.......................     --    8,497    40,579
                                                   ------- -------  --------
                                                    29,131  85,343   194,968
   Less accumulated depreciation and
    amortization..................................   3,961  17,037    28,754
                                                   ------- -------  --------
                                                   $25,170 $68,306  $166,214
                                                   ======= =======  ========

   Computer equipment and certain data center infrastructure are recorded under capital leases that aggregated $4,492,000, $20,236,000, and $47,151,000 as of December 31, 1997 and 1998, and June 30, 1999, respectively. Accumulated amortization on the assets recorded under capital leases aggregated $722,000, $4,426,000, and $8,629,000 as of December 31, 1997 and 1998, and June 30, 1999,
respectively.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)


 Accrued Expenses

   Accrued expenses consisted of the following (in thousands):

                                                       December 31,   June 30,
                                                       ------------- -----------
                                                        1997   1998     1999
                                                       ------ ------ -----------
                                                                     (Unaudited)
   Accrued payroll and related expenses............... $1,183 $2,956   11,847
   Other..............................................  1,836  3,815    6,127
                                                       ------ ------   ------
                                                       $3,019 $6,771   17,974
                                                       ====== ======   ======

(4) Bank Borrowings and Debt

   A summary of equipment loans and line of credit facilities follows (in thousands):

                                                      December 31,
                                                     ---------------  June 30,
                                                      1997    1998      1999
                                                     ------- ------- -----------
                                                                     (Unaudited)
$1,800,000 equipment line of credit facility;
 effective interest rate of 16.4%; principal and
 interest due April 2000 through September 2000;
 collateralized by equipment.......................  $ 1,393   $ 981      667
$3,000,000 equipment line of credit facility--April
 1997; effective interest rate of 12.9%; principal
 and interest due monthly through July 2001;
 collateralized by equipment ......................    2,756   2,080    1,580
$6,500,000 equipment line of credit facility;
 effective interest rate of 15.9%; principal and
 interest due monthly through July 2001;
 collateralized by equipment ......................    6,312   4,842    3,801
$3,000,000 equipment line of credit facility--
 August 1997; effective interest rate if 16.2%;
 principal and interest due monthly through May
 2001; collateralized by equipment.................    2,787   2,192    1,738
$5,000,000 equipment line of credit facility;
 effective interest rate of 16.2%; principal and
 interest due monthly through September 2001;
 collateralized by equipment.......................    3,044   3,084    2,483
$10,000,000 equipment line of credit facility;
 effective interest rate of 13.8%; principal and
 interest due monthly through August 2002;
 collateralized by equipment ......................      --    8,883    7,653
$8,000,000 line of credit facility; interest rate
 of 12.8%; principal and interest due March 1999;
 collateralized by all of the Company's assets.....      --    8,000      --
Other..............................................      178     --        17
                                                     ------- -------   ------
                                                     $16,470 $30,062   17,939
Less current portion...............................    3,777  14,367    7,164
                                                     ------- -------   ------
Equipment loans and line of credit facilities, less
 current portion...................................  $12,693 $15,695   10,775
                                                     ======= =======   ======

   As of December 31, 1998, aggregate maturities for outstanding equipment loans and line of credit facilities, for fiscal 1999, 2000, 2001 and 2002 were $14,367,000, $7,342,000, $5,943,000 and $2,410,000, respectively.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

   The Company has a $7,000,000 bank line of credit bearing interest at the bank's prime rate. As of June 30, 1999, no amount was outstanding under the line of credit. The line of credit expires in August 1999.

   On July 1, 1998, the Company issued $200,000,000 of 11 1/4% senior notes due 2008 for aggregate net proceeds of approximately $193,400,000 (net of discounts to the initial purchasers and offering expenses). Interest is payable semi annually on January 1 and July 1 of each year commencing January 1, 1999. As of December 31, 1998 restricted cash equivalents and investments include approximately $42,400,000 deposited with an escrow agent that will be used to pay the first four semiannual interest payments when due. An interest payment of $11,250,000 was made in January 1999. Subject to significant exceptions, the senior notes Indenture restricts, among other things, the Company's ability to incur additional indebtedness and the use of proceeds therefrom, pay dividends, make certain other restricted payments, incur certain liens to secure indebtedness or engage in merger transactions.

   On March 3, 1999, the Company issued $250,000,000 of 5% convertible subordinated notes (the "Convertible Notes") due 2006 for aggregate net proceeds of approximately $242,300,000 (net of offering expenses). The Convertible Notes are convertible into the Company's common stock at a conversion rate of 43.7852 shares per $1,000 principal amount of Convertible Notes, subject to adjustment in certain events and at each holder's option. The Convertible Notes will not be subject to redemption prior to March 20, 2001, and generally will be redeemable on or after that date at the option of the Company, at the redemption prices set forth in the indenture to the Convertible Notes ("Convertible Notes indenture"), subject to certain provisions. In the event of a Change in Control (as defined in the Convertible Notes Indenture), each holder of the Convertible Notes has the right, subject to certain conditions and restrictions, to require the Company to repurchase all or any part of the holder's Convertible Notes at a repurchase price of 100% of the principal amount, plus accrued interest of the Convertible Notes being repurchased. Interest on the Convertible Notes is payable on March 15 and September 15 of each year, commencing on September 15, 1999. The Convertible Notes are unsecured obligations of the Company and are subordinated to all existing and future Senior Indebtedness (as defined in the Convertible Notes indenture) and effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries.

   On June 22, 1999, the Company issued $75,000,000 of 11 1/4% senior notes due 2008 at 100.50% plus accrued interest, if any, from June 22, 1999, for aggregate net proceeds of approximately $73,400,000 (net of offering expenses). The Company issued these senior notes under the Indenture dated July 1, 1998 under which it previously issued the $200,000,000 senior notes due 2008 (the "Original Notes"). These senior notes will be subject to substantially the same terms and conditions as the Original Notes. Interest is payable semi-annually on January 1 and July 1 of each year commencing July 1, 1999. Concurrently with the closing of the offering, the Company deposited approximately $8,400,000 with an escrow agent that would be sufficient to pay when due the first three interest payments.

(5) Redeemable Convertible Preferred Stock and Stockholders' (Deficit) Equity

 Redeemable Convertible Preferred Stock and Warrants

   In February and March 1996, the Company issued 7,798,483 shares of Series A redeemable convertible preferred stock at $0.413 per share. In October 1996, the Company issued 7,738,095 shares of Series B redeemable convertible preferred stock at $0.84 per share. In March and June 1997, the Company received a total of approximately $3,975,000 in cash in exchange for bridge financing convertible promissory notes. In

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

June 1997, the Company issued 15,789,868 shares of Series C redeemable convertible preferred stock for $1.362 per share in exchange for approximately $17,500,000 in cash and the conversion of the bridge financing notes. In December 1997, the Company issued 2,631,579 shares of Series D redeemable convertible preferred stock at $2.85 per share for aggregate cash proceeds of $7,500,000.

   In 1996, in connection with various financing arrangements, the Company issued warrants to purchase an aggregate of 68,628 shares of the Company's common stock at prices ranging from $0.60 to $0.67 per share. Also in 1996, in connection with various lease agreements and other matters, the Company issued warrants to purchase 329,167 shares of the Company's Series B1 redeemable convertible preferred stock at $0.84 per share.

   In March and June 1997, in connection with the bridge financing convertible promissory notes discussed above, the Company issued warrants to purchase 198,697 shares of the Company's Series B redeemable convertible preferred stock at $0.84 per share. In April 1997, in connection with the $3,000,000 equipment line of credit, the Company issued warrants to purchase 196,429 shares of the Company's Series B1 redeemable convertible preferred stock at $0.84 per share. In June 1997, in connection with the issuance of the Company's Series C redeemable convertible preferred stock, the Company issued warrants to purchase 1,579,011 shares of the Company's Series C redeemable convertible preferred stock at $1.362 per share. In August and September 1997, in connection with the $3,000,000 and the $6,500,000 equipment lines of credit, the Company issued warrants to purchase a total of 271,598 shares of the Company's Series C1 redeemable convertible preferred stock at $1.362 per share. In December 1997, in connection with the $8,000,000 line of credit facility and the $5,000,000 equipment line of credit, the Company issued warrants to purchase 247,826 and 125,000 shares, respectively, of the Company's Series D1 redeemable convertible preferred stock at $2.85 per share.

   In March 1998, in connection with a strategic alliance, the Company issued warrants to purchase an aggregate of 240,000 shares of the Company's common stock at a price of $3.75 per share.

   The fair value of all warrant issuances, calculated using the Black-Scholes option pricing module, with the following assumptions: dividends--none; expected life--contractual term; risk-free interest rates--5.7% to 6.7%; volatility--60%, was not material except as follows:

  . The 1,579,011 warrants issued in connection with the sale of the Series C redeemable convertible preferred stock for which the fair value was determined to be $1,200,000. This amount was recorded as a reduction in the carrying value of the Series C redeemable convertible preferred stock and recorded as the carrying value of the Series C warrants.

  . The 247,826 and 125,000 warrants issued in connection with the $8,000,000 line of credit facility and $5,000,000 equipment line of credit, respectively, for which the values were determined to be $530,000 and $200,000, respectively. These amounts will be amortized on a straight-line basis through the commitment periods of the credit facilities.

  . The 240,000 warrants issued in connection with the strategic alliance for which the value was determined to be $525,000. This amount was recorded as marketing and sales expense in the accompanying consolidated statement of operations for the year ended December 31, 1998.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

   Redeemable convertible preferred stock and related warrants issued and outstanding as of December 31, 1997 was as follows:

                                 Redeemable convertible
                                     preferred stock            Warrants
                                 ----------------------- ----------------------
                        Shares   Issued and   Carrying   Issued and   Carrying
Series                Designated Outstanding    Value    Outstanding   Value
------                ---------- ----------- ----------- ----------- ----------
A....................  7,798,483  7,798,483  $ 3,168,000        --   $      --
A1...................  7,798,483        --           --         --          --
B....................  8,600,000  7,775,930    6,473,000    160,862         --
B1...................  8,600,000     65,524       55,000    466,072         --
C.................... 17,850,000 15,845,855   20,333,000  1,523,024   1,242,000
C1................... 17,850,000        --           --     271,598         --
D....................  3,231,579  2,631,579    7,246,000        --          --
D1...................  3,231,579        --           --     372,826     730,000
                      ---------- ----------  -----------  ---------  ----------
                      74,960,124 34,117,371  $37,275,000  2,794,382  $1,972,000
                      ========== ==========  ===========  =========  ==========

   As of December 31, 1997 and 1998, the Company has 74,652 and 724,340 warrants to purchase common stock outstanding, respectively.

 Initial Public Offering

   On March 24, 1998, the Company completed its initial public offering ("IPO") of 20,500,000 shares of its common stock. Net proceeds to the Company, after deducting underwriting discounts and commissions and offering expenses, aggregated approximately $69,800,000. At the closing of the IPO, all redeemable convertible preferred stock was converted to common stock and all warrants to purchase redeemable convertible preferred stock were converted to warrants to purchase common stock on a one-for-three basis. In connection with the IPO, certain warrant holders exercised their warrants to purchase redeemable convertible preferred stock (which converted into common stock), which resulted in additional proceeds of $1,842,000.

 Stock Purchase And Stock Option Plans

   During 1995, the Company adopted a Stock Purchase Plan under which 1,466,668 shares of common stock were authorized. Awards totaling 429,472 shares of common stock were granted to individuals through 1996, at a price of $0.06 per share, the estimated fair market value of the shares on the date of the award. No awards were granted during the years ended December 31, 1997 and 1998. Generally, the shares are subject to a 50-month vesting period. As of December 31, 1998, 17,204 shares remained unvested. Unvested shares are subject to repurchase, at the Company's option, at the original purchase price upon a participant's termination. Of the shares granted, 185,204 had been repurchased by the Company as of December 31, 1998.

   In January 1998, the Company adopted the 1998 Employee Stock Purchase Plan (the "Purchase Plan") and reserved a total of 2,400,000 shares of the Company's common stock for issuance thereunder. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of 85% of the lower of the fair market value of the common stock on the first day of the offering period or on the last day of the purchase period. During 1998, 218,264 shares were issued under the Purchase Plan at a weighted-average purchase price of $3.34 per share.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

   In January 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Plan"), which served as the successor to the Company's 1995 Stock Option Plan (the "1995 Plan"). Options granted under the 1995 Plan before its termination continue to remain outstanding in accordance with their terms, but no further options may be granted under the 1995 Plan. Options granted under the 1995 Plan were granted with exercise prices not less than fair market value at the date of grant as determined by the Board of Directors, generally vested 12% after six months from the date of grant and 2% per month thereafter, and generally are exercisable for a term of ten years after the date of grant. Under the 1997 Plan, the Company reserved 8,800,000 shares of its common stock for issuance to employees and consultants to be granted as either incentive or nonqualified stock options. Options granted under the 1997 Plan generally vest 12% after six months from the date of grant and 2% per month thereafter and are generally exercisable for a term of ten years after the date of grant.

   In January 1998, the Company adopted the 1998 Equity Incentive Plan (the "1998 Plan"). On the effective date of the Company's IPO, the 1998 Plan became effective as the successor to the 1997 Plan. The Company has reserved 6,000,000 shares of common stock for issuance under the 1998 Plan in addition to the shares that remain from the 1997 Plan. The 1998 Plan permits the grant of either incentive or nonqualified stock options. Options granted under the 1998 Plan will have a maximum term of ten years and generally will vest over 50 months. The 1998 Plan will terminate in January 2008.

   On June 2, 1999, the Company's stockholders approved an amendment to the Company's 1998 Equity Incentive Plan to increase the number of shares of Common Stock reserved for issuance thereunder by 4,000,000 shares, from 6,000,000 shares to 10,000,000 shares.

   In January 1998, the Company adopted the 1998 Directors Stock Option Plan (the "Directors Plan") and reserved a total of 800,000 shares of the Company's common stock for issuance thereunder. Each nonemployee director who is or becomes a member of the Board of Directors on or after the effective date of the Company's IPO, with certain limited exceptions, will initially be granted an option for 40,000 shares of the Company's common stock and, thereafter, an option to purchase an additional 10,000 shares of the Company's common stock annually. Initial options granted under the Directors Plan will vest as to 33 1/3% of the shares on each annual anniversary of the date of grant. Annual grants will vest 25% on each annual anniversary of the date of grant. The exercise price of the options granted under the Directors Plan will be at the fair market value of the Company's common stock on the date of grant.

   In January 1998, the Company granted stock options to purchase 1,333,336 shares of common stock to an officer of the Company, of which half have an exercise price of $2.25 per share and vest 100% after three years and half have an exercise price of $4.50 per share and vest 100% after five years. The stock options accelerate and become fully vested if the Company is acquired or sells all or substantially all of its assets.

   In March 1998, the Company granted a stock option to an officer of the Company to purchase 2,887,924 shares of common stock with an exercise price of $2.25 per share (fair market value on the date of grant) that vests as to 12% of such shares in September 1998 and vests as to an additional 2% per month thereafter.

   In January 1999, the Company adopted the 1999 Stock Option Plan ("the 1999 Plan"). Under the 1999 Plan, the Company has reserved 8,000,000 shares of common stock for issuance to employees, consultants, and to be used for acquisitions, to be granted as nonqualified stock options. Options granted under the 1999 Plan generally will vest over 50 months and are generally exercisable for a term of ten years from the date of grant.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

 Fair Value Disclosures

   The Company uses the intrinsic value method in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized for any of its stock options because the exercise price of each option equaled or exceeded the fair value of the underlying common stock as of the grant date for each stock option, except for stock options granted from March through December 1997. With respect to the stock options granted from March to December 1997, the Company recorded deferred stock compensation of $3,482,000 for the difference at the grant date between the exercise price and the fair value of the common stock underlying the options. This amount is being amortized consistent with the method described in FASB Interpretation No. 28 over the vesting period of the individual options, generally 50 months. Had compensation cost been determined in accordance with SFAS No. 123 for all of the Company's stock-based compensation plans, net loss attributable to common stockholders and net loss per share would have been changed to the amounts indicated below (in thousands, except per share data):

                                                    Year Ended December 31,
                                                   ---------------------------
                                                    1996      1997      1998
                                                   -------  --------  --------
   Net loss applicable to common stockholders:
     As reported.................................. $(4,133) $(26,711) $(68,456)
     Pro forma.................................... $(4,133) $(26,711) $(76,134)
   Basic and diluted net loss per share:
     As reported.................................. $ (0.54) $  (3.46) $  (1.10)
     Pro forma.................................... $ (0.54) $  (3.46) $  (1.22)

   The fair value of each stock option is estimated on the date of grant using the minimum value method prior to the IPO and the Black-Scholes option pricing model after the IPO, with no expected dividends and the following weighted-average assumptions:

                                                    Year Ended December 31,
                                               ---------------------------------
                                                  1996       1997       1998
                                               ---------- ---------- -----------
   Expected life.............................. 2.55 years 2.59 years  3.09 years
   Risk-free interest rate.................... 6.28%      5.81%       4.98%
   Volatility.................................    --         --      80.00%

   The fair value of purchase rights granted under the Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1998: no expected dividends, expected volatility of 80%, risk-free interest rate of 5.26%, and expected life of 1.33 years. The weighted-average fair value of purchase rights granted under the Purchase Plan during 1998 was $2.49 per share.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 is unaudited)

   A summary of the Company's stock option plans is as follows:

                                            Year Ended December 31,
                          ---------------------------------------------------------------
                                 1996                 1997                  1998
                          -------------------- -------------------- ---------------------
                                     Weighted-            Weighted-             Weighted-
                                      Average              Average               Average
                                     Exercise             Exercise              Exercise
                           Shares      Price    Shares      Price     Shares      Price
                          ---------  --------- ---------  --------- ----------  ---------
Outstanding at beginning
 of year................    500,332   $ 0.06   1,168,132   $ 0.06    6,837,144   $ 0.19
Granted.................    898,936     0.07   6,447,200     0.21   15,644,404     5.72
Forfeited...............   (211,400)    0.06    (423,440)    0.16   (1,155,876)    2.05
Exercised...............    (19,736)    0.06    (354,748)    0.08   (2,183,516)    0.66
                          ---------            ---------            ----------
Outstanding at end of
 year...................  1,168,132     0.06   6,837,144     0.19   19,142,156     4.53
                          ---------            ---------            ----------
Exercisable at end of
 year...................    322,668     0.06     895,800     0.11    1,538,360     1.22
                          =========            =========            ==========
Weighted average fair
 value of options
 granted during the year
 at market..............    898,936     0.01   1,333,068     0.01   14,280,404     3.14
Weighted average fair
 value of options
 granted during the year
 at less than market....        --       --    5,114,132     0.58       30,668     8.47
Weighted average fair
 value of options
 granted during the year
 at greater than
 market.................        --       --          --       --     1,333,336     1.06

   The following table summarizes information about stock options outstanding as of December 31, 1998:

                                      Outstanding                Exercisable
                            -------------------------------- -------------------
                                        Weighted-
                                         Average   Weighted-           Weighted-
                                        Remaining   Average   Number    Average
Range of                    Number of  Contractual Exercise     of     Exercise
Exercise Prices               Shares      Life       Price    Shares     Price
---------------             ---------- ----------- --------- --------- ---------
$0.06 to 0.19..............  4,242,144 8.47 years    $0.13     996,344   $0.12
$0.94 to 2.25..............  4,680,308 9.13           2.07     413,068    1.82
$3.75 to 6.06..............  4,964,840 9.64           5.34      41,272    4.96
$7.67 to 10.00.............  5,254,864 9.84           9.50      87,676    9.00
                            ----------                       ---------
                            19,142,156 9.31           4.53   1,538,360    1.22
                            ==========                       =========

 Stockholder Rights Plan

   In January 1999, the Company adopted a Stockholder Rights Plan ("the Rights Plan"). The Rights Plan is designed to protect the long-term value of the Company for its stockholders during any future unsolicited acquisition attempt. In connection with the Rights Plan, the Company declared a dividend of one preferred share purchase right for each share of the Company's common stock outstanding on February 11, 1999 ("Record Date") and further directed the issuance of one such right with respect to each share of the Company's common stock that is issued after the Record Date, except in certain circumstances.

   On June 2, 1999, stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized number of shares of Common Stock issuable by the Company from 100,000,000 to 300,000,000.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

(6) Commitments and Contingencies

 Leases

   The Company has entered into a number of operating leases for its facilities. The leases expire from 1999 through 2010. As of December 31, 1998, the Company had collateralized letters of credit aggregating $3,238,000 for these leases. The related funds are included in restricted cash equivalents and investments on the accompanying consolidated balance sheet. The Company also leases certain data center infrastructure and equipment under capital leases. Certain of these capital leases were entered into as sales-leaseback transactions. No gain or loss was recorded in any such transaction due to the short holding period from the time the assets were purchased until the time of the sale-leaseback. Future minimum lease payments as of December 31, 1998 are as follows (in thousands):

                                                               Capital Operating
   Year Ending December 31,                                    Leases   Leases
   ------------------------                                    ------- ---------
   1999....................................................... $ 6,354  $ 9,065
   2000.......................................................   6,604    9,726
   2001.......................................................   5,920    9,803
   2002.......................................................     676    9,325
   2003.......................................................      --    9,176
   Thereafter.................................................      --   43,994
                                                               -------  -------
   Total minimum lease payments...............................  19,554  $91,089
                                                                        =======
   Less amount representing imputed interest..................   3,013
                                                               -------
   Present value of minimum lease payments....................  16,541
   Less current portion.......................................   5,140
                                                               -------
   Capital lease obligations, less current portion............ $11,401
                                                               =======

   The Company's rent expense was $248,000, $1,764,000, $5,554,000, $2,069,000 and $6,088,000 for the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively.

 Telecommunications Agreements

   In September 1997, the Company entered into an agreement to obtain telecommunications services for a period of 60 months with a minimum commitment of $230,000 per month. In January 1999, this original agreement was replaced with a new agreement for a period of 60 months with a minimum commitment of $1,000,000 per month.

   In July 1998, the Company entered into an agreement to obtain telecommunications services for a period of 36 months with a minimum commitment of approximately $500,000 per month.

 Royalty Agreement

   In April 1997, the Company entered into an agreement with a software company under which the Company licensed certain software for a royalty based on 1% of the Company's gross revenues. Royalty expenses related to this agreement have not been significant to date.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

   In March 1999, this agreement was replaced with a new agreement that obligates the Company to make certain future payments for the use of the software license. These payments are not expected to have a material effect on the consolidated financial statements.

 Contingencies

   The Company is engaged in certain legal actions arising in the ordinary course of business. The Company believes that it has adequate legal defenses and that the ultimate outcome of these actions will not have a material effect on the Company's financial position and results of operations.

(7) Income Taxes

   The following table reconciles the expected corporate federal income tax expense (benefit) (computed by multiplying the Company's loss before taxes by 34%) to the Company's actual income tax expense (benefit) (in thousands):

                                                    Year Ended December 31,
                                                    --------------------------
                                                     1996     1997      1998
                                                    -------  -------  --------
   Expected income tax benefit..................... $(1,405) $(8,602) $(22,591)
   Permanent differences...........................       2       15        81
   Net operating loss not benefited................   1,403    8,587    22,510
                                                    -------  -------  --------
     Actual income tax expense (benefit)........... $   --   $   --   $    --
                                                    =======  =======  ========

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 1997 and 1998, are as follows (in thousands):

                                                               1997      1998
                                                             --------  --------
   Deferred tax assets:
     Net operating loss carryforwards....................... $ 10,941  $ 34,807
     Difference between book and tax depreciation...........      --      2,284
     Reserves and accruals..................................      195     1,234
     Research and experimentation credit carryforwards......      113       548
     Deferred compensation..................................      437       957
     Other..................................................       41         6
                                                             --------  --------
       Total gross deferred tax assets......................   11,727    39,836
     Less valuation allowance...............................  (11,708)  (39,836)
                                                             --------  --------
                                                                   19       --
   Deferred tax liabilities:
     Difference between book and tax depreciation...........      (19)      --
                                                             --------  --------
       Net deferred tax assets.............................. $    --   $    --
                                                             ========  ========

   As of December 31, 1998, the Company has a net operating loss carryforward for federal and California purposes of $94,087,000 and $48,316,000, respectively. The difference between the federal and California net operating loss carryforward is due to the 50% limitation of net operating loss carryforwards for California purposes. The federal net operating loss carryforward will expire from 2011 through 2018. The California net operating loss carryforward will expire from 2001 through 2003.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

   Gross deferred tax assets as of December 31, 1998 include approximately $3,430,000 relating to the exercise of stock options, which will be credited to equity when realized.

   The net change in the valuation allowance was an increase of $9,654,000 and $28,128,000 for the years ended December 31, 1997 and 1998, respectively.

   Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by Internal Revenue Code, Section 382. The Company has not determined if an ownership change, as defined, has occurred. The Company plans to compute exact limitations upon realization of taxable earnings and associated utilization of the net operating loss carryforwards.

(8) Segment Information

   The Company operates a number of Internet Data Centers throughout the United States and one in Europe. The Company establishes these Internet Data Centers using a consistent investment and operating model. As a result, the expected long term economic characteristics and financial performance are similar. In particular, each data center provides the same Internet related services to a similar type of customer who may locate its servers in multiple Internet Data Centers. As a result, the Company believes these Internet Data Centers represent one reportable segment under the aggregation criteria of Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures About Segments of an Enterprise and Related Information. The Internet Data Center Segment revenues equal the Company's consolidated revenues. A reconciliation between the Internet Data Center Segment operating (loss) profit and total assets and the Company's consolidated operating loss and total assets is as follows
(in thousands):

                               Year Ended December 31,     Six Months Ended
                              ---------------------------  ------------------
                               1996      1997      1998      1998      1999
                              -------  --------  --------  --------  --------
                                                              (Unaudited)
Operating (loss) profit:
 Internet Data Centers....... $   *    $ (1,243) $   (955) $ (2,830) $ 15,339
Operating loss: Corporate
 areas.......................     *     (23,549)  (55,730)  (23,459)  (46,419)
                              -------  --------  --------  --------  --------
    Total operating loss..... $(4,094) $(24,792) $(56,685) $(26,289) $(31,080)
                              =======  ========  ========  ========  ========

                                                        December 31,
                                                      ---------------- June 30,
                                                       1997     1998     1999
                                                      ------- -------- --------
Total assets: Internet Data Centers.................. $   *   $ 52,459 $116,669
Total assets: Corporate areas........................     *    240,827  507,382
                                                      ------- -------- --------
    Total assets..................................... $40,973 $293,286 $624,051
                                                      ======= ======== ========

--------
* Information is not available.

(9) Stock Split

   On April 12, 1999, the Company completed a two-for-one stock split accomplished in the form of a stock dividend. Share and per share amounts reflect the two-for-one stock split retroactively.

                          EXODUS COMMUNICATIONS, INC.

          December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999
(Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited)

   On July 21, 1999, the Company's Board of Directors approved a two-for-one Common Stock split, which was effected in the form of a stock dividend. Stockholders of record on July 29, 1999 (the record date) received one additional share for every share held on that date. The shares were distributed on August 12, 1999. All share numbers in these consolidated financial statements and notes thereto for all periods presented have been adjusted to reflect the two-for-one common stock split retroactively.

(10) Subsequent Events--Unaudited

   On July 27, 1999, the Company completed its acquisition of Cohesive Technology Solutions, Inc. ("Cohesive") for approximately $115,000,000 in cash and common stock of the Company and the assumption of Cohesive options. Cohesive is a technology professional services organization with expertise in networking, web applications and technology solutions. The Company expects to account for the purchase of Cohesive under the purchase method of accounting and anticipates a significant portion of the purchase price will be allocated to goodwill.

   The Company's $7,000,000 bank line of credit bearing interest at the bank's prime rate expired in early August 1999. The Company is currently negotiating with the bank an extension of the term of the line of credit as well as a potential increase in the amount available for borrowing.

                          EXODUS COMMUNICATIONS, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                 (in thousands)

                                      Balance at                       Balance
                                      Beginning                       at End of
           Classification              of Year   Additions Deductions   Year
           --------------             ---------- --------- ---------- ---------
Allowance for doubtful accounts:
  Year ended December 31, 1996.......    $ --     $   15     $  --     $   15
  Year ended December 31, 1997.......      15        742       (66)       691
  Year ended December 31, 1998.......     691      1,410      (280)     1,821

                                  $75,000,000

                          EXODUS COMMUNICATIONS, INC.

                       Exchange Offer For All Outstanding

                         11 1/4% Senior Notes Due 2008

                               Originally Sold on

                                 June 22, 1999